As filed with the Securities and Exchange Commission on June 14, 2005
Registration No. 333-125084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Outdoor Channel Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-0074499
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

43445 Business Park Drive, Suite 113
Temecula, California 92590
(951) 699-4749
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Perry T. Massie, President and Chief Executive Officer
43445 Business Park Drive, Suite 113
Temecula, California 92590
(951) 699-4749
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen D. Cooke, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive Seventeenth Floor Costa Mesa, California 92626-1924 (714) 668-6200 Fax: (714) 668-6364	Thomas E. Hornish, Esq. General Counsel Outdoor Channel Holdings, Inc. 43445 Business Park Drive, Suite 113 Temecula, California 92590 (951) 699-4749 Fax: (951) 699-4062	Rodney R. Peck, Esq. Pillsbury Winthrop Shaw Pittman LLP 50 Fremont Street San Francisco, California 94105-2228 (415) 983-1000 Fax: (415) 983-1200

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
         If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box.    ☐
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	registered(1)	share(2)	price	registration fee(3)

Common Stock, $0.001 par value per share	6,688,055	$14.93	$99,852,662	$653

(1)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Based on the average of the high and low sales prices on June 7, 2005 as reported by The Nasdaq National Market under Rule 457(c).

(3)	Based on a calculated registration fee of $11,753, of which $11,100 was previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT FILES A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2005
PRELIMINARY PROSPECTUS
5,815,700 Shares
Common Stock

         We are selling 3,500,000 shares of our common stock and the selling stockholders identified in this prospectus are selling an additional 2,315,700 shares of our common stock, of which 397,341 shares are currently issued and outstanding and 1,918,359 shares are issuable upon exercise of options held by some of the selling stockholders. We will not receive any of the proceeds from shares sold by the selling stockholders except for aggregate proceeds of approximately $1.9 million paid to us by some of the selling stockholders for the exercise of options to purchase 1,918,359 shares of our common stock that are being sold in this offering.
      Our common stock is quoted on The Nasdaq National Market under the symbol “OUTD.” On June 10, 2005, the last reported sale price of our common stock was $16.52 per share.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus to read about certain risks which you should consider before buying our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

      The underwriters may purchase up to an additional 872,355 shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount and commission, within 30 days from the date of this prospectus to cover over-allotments.
      The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on                               2005.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Bear, Stearns & Co. Inc.
Sole Book-Running Manager

A.G. Edwards	Jefferies & Company, Inc.
The date of this prospectus is                     , 2005

Real Experts Real Action! Scent Lok’s Getting Close Hook The Future Jim Zumbo Outdoors Randy Jones’ Strike Zone

Real Outdoors For Real People! Hunting Fishing Shooting Sports Off-Road Motor Sports Related Lifestyle Programming

HUNTING 201:
BEYOND THE BASICS

UTDOOR CHANNEL

ANGLER ON TOUR

COWBOYS

MONSTERS OF DESTRUCTION

GOLD FEVER AND
PROSPECTING AMERICA

Hunting 201: Beyond The Basics Angler on Tour Cowboys Monsters of Destruction Gold Fever and Prospecting Amercica

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ABOUT THIS PROSPECTUS
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of shares of our common stock.
NOTICE TO RESIDENTS OF ITALY
      THIS PROSPECTUS HAS NOT BEEN SUBMITTED TO THE CLEARANCE PROCEDURES OF COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA, OR CONSOB, AND HAS NOT BEEN AND WILL NOT BE SUBJECT TO THE FORMAL REVIEW OR CLEARANCE PROCEDURES OF CONSOB AND ACCORDINGLY MAY NOT BE USED IN CONNECTION WITH ANY OFFERING OF COMMON STOCK IN THE REPUBLIC OF ITALY OTHER THAN TO “PROFESSIONAL INVESTORS” (AS DEFINED IN ACCORDANCE WITH APPLICABLE ITALIAN SECURITIES LAWS AND REGULATIONS). ANY OFFER OF COMMON STOCK IN ITALY IN RELATION TO THE OFFERING IS BEING MADE ONLY TO PROFESSIONAL INVESTORS, PURSUANT TO ARTICLE 30, PARAGRAPH 2 AND ARTICLE 100 A) OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS AMENDED, OR DECREE NO. 58, AND AS DEFINED IN ARTICLES 25 AND 31, PARAGRAPH 2 OF CONSOB REGULATION NO. 11522 OF 1 JULY 1998, AS AMENDED, AND EXCLUDING INDIVIDUALS AS DEFINED PURSUANT TO THE AFOREMENTIONED ARTICLE 31, PARAGRAPH 2, WHO MEET THE REQUIREMENTS IN ORDER TO EXERCISE ADMINISTRATIVE, MANAGERIAL OR SUPERVISORY FUNCTIONS AT A REGISTERED SECURITIES DEALING FIRM (A SOCIETÀ DI INTERMEDIAZIONE MOBILIARE, OR SIM), MANAGEMENT COMPANIES AUTHORIZED TO MANAGE INDIVIDUAL PORTFOLIOS ON BEHALF OF THIRD PARTIES (SOCIETÀ DI GESTIONE DEL RISPARMIO, OR SGR) AND FIDUCIARY COMPANIES (SOCIETÀ FIDUCIARIE) MANAGING PORTFOLIO INVESTMENTS REGULATED BY ARTICLE 60, PARAGRAPH 4 OF LEGISLATIVE DECREE NO. 415 OF 23 JULY 1996 AND OTHERWISE IN ACCORDANCE WITH APPLICABLE ITALIAN LAWS AND REGULATIONS PROVIDED THEREIN. UNDER NO CIRCUMSTANCES SHOULD THIS PROSPECTUS BE CIRCULATED AMONG, OR BE DISTRIBUTED IN ITALY TO ANY MEMBER OF THE GENERAL PUBLIC IN ITALY OR TO INDIVIDUALS OR ENTITIES FALLING OUTSIDE THE CATEGORIES OF PROFESSIONAL INVESTORS. ANY SUCH OFFER OR ISSUE OR ANY DISTRIBUTION OF THIS PROSPECTUS WITHIN ITALY AND/ OR THE RENDERING OF ADVICE OF ANY NATURE WHATSOEVER IN CONNECTION WITH THE OFFERING MUST BE CONDUCTED EITHER BY BANKS, INVESTMENT FIRMS (AS DEFINED IN DECREE NO. 58) AND FINANCIAL COMPANIES ENROLLED IN THE SPECIAL REGISTER PROVIDED FOR BY ARTICLE 107 OF LEGISLATIVE DECREE NO. 385 OF 1 SEPTEMBER 1993, AS AMENDED, TO THE EXTENT DULY AUTHORIZED TO ENGAGE IN THE PLACEMENT AND/ OR UNDERWRITING OF FINANCIAL INSTRUMENTS IN ITALY IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF DECREE NO. 58.

ii

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing in shares of our common stock. You should read the entire prospectus carefully, including the section “Risk Factors” beginning on page 8.
      We have obtained information contained in this prospectus regarding audience ratings and share, market rank and television household data from Nielsen Media Research, or Nielsen, Kagan Research, LLC, or Kagan, Mediamark Research Inc., the Yankee Group and Beta Research Corporation. We do not assume responsibility for the accuracy or completeness of this data.
The Company
Company Overview
      We own and operate The Outdoor Channel®, a national television network devoted to traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. As of June 7, 2005, we had relationships or agreements to carry The Outdoor Channel with approximately 5,700 cable and satellite service providers, including the 10 largest in the U.S. Through these arrangements, we believe The Outdoor Channel is available to over 74.7 million U.S. households and, according to June 2005 estimates by Nielsen, is subscribed to by approximately 24.6 million U.S. households. We believe our primary target audience is comprised of sportsmen and traditional outdoor enthusiasts throughout the U.S. According to a survey by the U.S. Fish and Wildlife Service, in 2001 there were over 82 million people who participated in outdoor recreation throughout the U.S. who spent in excess of $100 billion in pursuit of their outdoor activities.
      We believe The Outdoor Channel provides viewers with a unique destination for authentic, informative and entertaining outdoor programming. As a result, we believe that our viewers tend to be more loyal and spend more time watching The Outdoor Channel than other networks that offer outdoor programming. The Outdoor Channel was named Programmer of the Year in 2003 by the National Cable Television Cooperative. We also believe that The Outdoor Channel has become a desirable network for advertisers of products and services used by outdoor enthusiasts. We believe our core audience is primarily adult males between the ages of 25 and 54, an audience targeted by many advertisers. According to studies by Mediamark Research Inc., in the fall of 2004, over 78% of the viewers of The Outdoor Channel were male.
      We also own and operate two national membership organizations, Gold Prospector’s Association of America, LLC, or GPAA, and LDMA-AU, Inc., or Lost Dutchman’s. The theme of these organizations is the search for gold deposits and treasures while enjoying the outdoors.
      In 2004, we generated total revenues of $40.0 million, a 26.1% increase over $31.7 million in the prior year. In the first quarter of 2005, our total revenues of $10.1 million reflected an increase of 9.1% as compared to the first quarter of 2004. During the latter part of 2004, we decided to pursue strategic initiatives intended to grow The Outdoor Channel’s subscriber base and increase our long-term profitability by developing a second network — Outdoor Channel 2 HDSM, opening a new advertising sales office in New York, and producing more programming in-house. Although we anticipate these initiatives will increase our costs in the near term, we believe such strategic pursuits will ultimately enhance our performance.
Industry Overview
      The pay television industry consists of service providers and networks. Services providers include cable systems that deliver television service through coaxial cable and satellite systems that deliver television service through orbiting satellites. Networks, also commonly referred to as television channels, produce or acquire programs and package them into a branded schedule of entertainment. Networks contract with service providers to gain carriage on their systems and to be delivered to households.

      The pay television industry has undergone and continues to undergo significant changes, including:

•	Transition from analog to digital in cable systems, which delivers improved picture and sound quality, faster signal transmission, additional channel capacity and additional services such as pay-per-view, video-on-demand and connectivity for Internet and telephone service.

•	Emergence of high definition television, which is made possible through HD-enabled infrastructure and provides a clearer and sharper picture and enhanced sound, as compared to standard definition television.

•	Channel proliferation, providing for programming on more focused subject matters and themes as enabled by increased system capacity.

•	Focused and segmented advertising, which is facilitated by channel proliferation and, we believe, is driven by many advertisers becoming increasingly dissatisfied with the results from broadcasting their advertisements to a general audience.
Our Competitive Strengths
      We believe the following strengths enable us to offer a network that is appealing to viewers, service providers and advertisers:
Authentic, Informative and Entertaining Outdoor Programming
      We believe that The Outdoor Channel is differentiated from other television networks categorized as sports networks that offer outdoor programming through our focus on traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. We believe this strategy has enabled us to build a loyal audience that tends to watch The Outdoor Channel instead of other channels that offer outdoor programming.
Attractive Viewer Demographics
      We believe that The Outdoor Channel delivers a television audience that may not be available through other networks and is particularly desirable for advertisers seeking to target a large and concentrated audience of outdoor enthusiasts. We believe The Outdoor Channel audience consists primarily of males between the ages of 25 and 54, representing a demographic for which many advertisers allocate a portion of their budgets. Nielsen indicates that during primetime in December 2004 the majority of our viewers did not watch competing specialized sports channels, such as ESPN2, Outdoor Life Network or Speed Channel.
Large Outdoor-Focused Market
      According to the U.S. Fish and Wildlife Service’s latest survey conducted in 2001, there were estimated to be over 82 million people who participated in outdoor recreation and spent in excess of $100 billion pursuing these activities. Of this amount, people who participated in fishing or hunting collectively spent approximately $70 billion in pursuit of these activities. In addition, we believe our programming, which also includes off-road motor sports and other outdoor related lifestyle programming, appeals to an even broader audience.
Extensive Service Provider Relationships
      We have relationships or affiliate agreements with the majority of pay television service providers, including the 10 largest in the U.S. According to Nielsen, The Outdoor Channel has approximately 24.6 million subscribers in June 2005 and based on our estimates, is currently available to, and could potentially be subscribed by, over 74.7 million households.

Highly Leverageable Business Model
      We anticipate that we will be able to transmit our programming to additional subscribers with little or no incremental delivery costs. We also believe that our programming, focused on traditional outdoor activities and recorded in natural settings, tends to be less expensive to produce than programming that requires elaborate sets, soundstages, highly compensated actors and a large production staff.
Experienced and Committed Management Team
      The members of our senior management team and our board of directors have significant experience in the cable television sector. The Outdoor Channel was founded by outdoor enthusiasts for outdoor enthusiasts. We believe that our thorough knowledge of the market for, and our active participation in, outdoor activities fosters an unwavering commitment to programming that is relevant to our viewers, producers, advertisers and sponsors.
Our Business Growth Strategies
      The principal components of our business growth strategy are as follows.
Seek to Grow Our Subscriber Base
      Expand distribution relationships.     We intend to grow our subscriber base by offering our service providers incentives to migrate our channel from premium packages to more affordable basic or expanded basic service packages within systems on which we are currently carried. In addition, we plan to continue to pursue agreements with additional service providers to increase the number of households that are able to subscribe to our channel. The incentives we intend to offer to service providers may include, but are not limited to, the following:

•	local marketing support, such as promotional materials and sharing of costs for local advertising;

•	training support for customer service representatives;

•	subscription fee waivers for a limited time; and

•	upfront payments to service providers in the form of cash or our securities.
      Adopt HD technology early–Outdoor Channel 2 HDSM.     In March 2005, we began broadcasting a new channel called Outdoor Channel 2 HD with similar but different programs, produced entirely in high definition. We plan to initiate a consumer marketing campaign announcing this new channel’s availability in July 2005. We also intend to cross-promote Outdoor Channel 2 HD on The Outdoor Channel. As an early adopter of HD TV technology, we believe we can create demand for Outdoor Channel 2 HD which could result in additional agreements with service providers as well as increased distribution of The Outdoor Channel.
      Broaden our consumer-focused marketing.     We currently have, and plan to strengthen and expand, working relationships with numerous affinity organizations whose members are interested in outdoor activities such as hunting, fishing, and shooting sports, off-road motor sports and other outdoor related activities. We also plan to increase consumer, or subscriber, demand by expanding our marketing efforts to include broader-based advertising to enhance awareness of The Outdoor Channel and reach new viewers interested in outdoor activities.
Increase Sales and Marketing Efforts to Attract National Advertisers
      We plan to attract additional national advertisers to The Outdoor Channel, and we believe it will become easier to do so if we are successful in our efforts to grow our subscriber base. Our viewer demographics, which we believe are primarily males between the ages of 25 and 54, are attractive to national advertisers.

In an effort to increase our advertising revenue, we recently opened a New York advertising sales office and plan to increase our visibility to national advertisers.
Create and Acquire High-Quality, Popular Programs
      We currently produce approximately 20% of our programming schedule and license the remainder from third parties. In the future, we intend to produce more in-house programming and acquire ownership of the programs produced by third parties by entering into exclusive, multi-year agreements. We believe this will allow us to retain and sell more advertising time for our own account at higher rates. In addition, as we develop in-house programming and acquire additional programming, we expect to develop a library of programs that may be re-broadcast with little incremental cost.
Expand the Membership in Our Club Organizations
      In an effort to increase our club memberships, we intend to continue to market to viewers of The Outdoor Channel and by producing programs that are specifically directed towards their interests. In addition, we promote and market our club organizations through direct mail campaigns, expositions and introductory outings at our campsites.
Recent Developments
      In March 2005, we began broadcasting Outdoor Channel 2 HD on a 24-hour basis, and in April 2005, we announced that Service Electric Cablevision was the first service provider to launch this new network.
      In April 2005, we also announced that we had signed an affiliation agreement with Cablevision to carry The Outdoor Channel on its iO Sports Tier consisting of 10 national sports networks available across Cablevision’s service area in the New York metropolitan area.

Our Address and Telephone Number
      Our principal executive offices are located at 43445 Business Park Drive, Suite 113, Temecula, California 92590, and our telephone number is (951) 699-4749. The address of our web site is www.outdoorchannelholdings.com. Information contained or referred to on our web site is not intended to be a prospectus and is not incorporated into this prospectus.

      Unless the context otherwise requires, in this prospectus, the terms “we,” “us,” “our,” “the Company” and “the registrant” refer to Outdoor Channel Holdings, Inc. and its subsidiaries as a combined entity, except where noted or where the context makes clear the reference is only to Outdoor Channel Holdings, Inc. or one of its subsidiaries.
      Unless otherwise indicated, all share numbers and historical share prices of Outdoor Channel Holdings, Inc. in this prospectus have been adjusted to reflect the 5-for-2 stock split effected in connection with our reincorporation into Delaware on September 14, 2004.
      This prospectus contains our names, trademarks, service marks and logos in addition to those of other persons and entities.

THE OFFERING

Common stock offered by us	3,500,000 shares

Common stock offered by the selling stockholders	2,315,700 shares(1)

Total shares being offered	5,815,700 shares

Common stock outstanding after this offering	24,043,698 shares(2)

Use of proceeds	We intend to use the majority of the net proceeds of this offering received by us to expand our marketing and sales efforts to increase the number of subscribers to The Outdoor Channel and expect to use the remainder of the net proceeds to purchase programming from third parties, increase the amount of our internally produced programming and for general corporate purposes.

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders except for aggregate proceeds of approximately $1.9 million expected to be paid to us by some of the selling stockholders in connection with the exercise of options to purchase 1,918,359 shares of our common stock that are being sold in this offering.

Risk Factors	A discussion of the risks of this offering appears under the heading “Risk Factors” beginning on page 8.

Nasdaq National Market symbol	OUTD

      Unless we indicate otherwise, the share information in this prospectus assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”

(1)	Of the shares to be sold by the selling stockholders, 397,341 shares are currently issued and outstanding and 1,918,359 shares are issuable upon exercise of options held by some of the selling stockholders.

(2)	The number of shares of our common stock to be outstanding after this offering is based on shares of our common stock outstanding as of June 7, 2005 and assumes the exercise of options by some of the selling stockholders to purchase 1,918,359 shares of our common stock that are being sold in this offering. This number of outstanding shares does not give effect to the issuance of the 3,934,666 shares that had been reserved as of June 7, 2005 for issuance upon exercise of other outstanding options under our 1995 Stock Option Plan, The Outdoor Channel, Inc. 1997 Stock Option Plan that we assumed in September 2004, stock option agreements with two of our employees, our Non- Employee Directors Stock Option Plan and our 2004 Long-Term Incentive Plan. In addition, as of June 7, 2005 we had reserved an additional 2,537,000 shares for issuance of awards that may be made under our 2004 Long-Term Incentive Plan in the future. See “Management — Employee Benefit Plans” below.

SUMMARY CONDENSED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
      You should read the summary condensed consolidated financial information and other data presented below in conjunction with the audited and unaudited consolidated financial statements appearing elsewhere in this prospectus and the notes to those statements and “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary condensed consolidated financial information as of December 31, 2003 and 2004, and for each of the years in the three-year period ended December 31, 2004 has been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The summary condensed consolidated financial information as of December 31, 2000, 2001 and 2002 and for each of the years in the two-year period ended December 31, 2001 has been derived from our audited consolidated financial statements which are not included in this prospectus. The summary condensed consolidated financial information as of March 31, 2004 and 2005 and for the three months ended March 31, 2004 and 2005 has been derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States of America, or GAAP.
      In 2004, we completed the acquisition of all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own, and in connection with this acquisition we incurred a non-cash, non-recurring charge to operating expenses of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000. Please see “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of the Minority Interest of The Outdoor Channel, Inc.” for more information regarding this transaction and the comparability of the 2004 information.

						For the Three Months
	For the Years Ended December 31,					Ended March 31,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(In thousands, except per share amounts)
Income Statement Data:
Revenues:
Advertising	$6,849	$8,645	$10,969	$16,396	$21,817	$4,826	$5,259
Subscriber fees	2,826	3,874	6,071	10,836	13,391	3,162	3,642
Membership income	4,208	4,715	4,353	4,456	4,746	1,232	1,160

Total revenues	13,883	17,234	21,393	31,688	39,954	9,220	10,061

Expenses:
Compensation expense from exchange of stock options	—	—	—	—	47,983	—	—
Other expenses	11,640	15,550	16,817	24,061	31,510	6,930	9,334

Total expenses	11,640	15,550	16,817	24,061	79,493	6,930	9,334

Income (loss) from operations	2,243	1,684	4,576	7,627	(39,539)	2,290	727
Income tax provision (benefit)	(85)	718	1,882	3,162	(15,946)	930	327
Net income (loss) applicable to common stock	$2,108	$811	$2,205	$3,594	$(24,160)	$1,113	$452
Earnings (loss) per common share (diluted)	$0.15	$0.06	$0.15	$0.19	$(1.51)	$0.06	$0.02
Weighted average number of common shares outstanding (diluted)	13,828	14,597	14,627	14,768	15,998	15,479	22,397

						As of the
						Three Months Ended
	As of the Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2005

						(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,844	$2,574	$3,248	$7,214	$13,105	$11,154
Goodwill	—	—	—	—	43,668	43,668
Total assets	8,899	9,214	11,830	19,848	99,669	100,296
Total liabilities	5,051	4,387	4,405	4,353	6,187	5,536
Minority interest in subsidiary	631	812	1,263	2,302	—	—
Stockholders’ equity	$3,217	$4,015	$6,162	$13,193	$93,482	$94,760

						For the
						Three Months Ended
	For the Year Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except percentages)
Other Data(unaudited):
Adjusted EBITDA (1,2)	$2,749	$2,255	$5,225	$8,507	$9,703	$2,589	$1,302
Adjusted EBITDA margin (1,3)	19.8%	13.1%	24.4%	26.8%	24.3%	28.1%	12.9%

(1)	During the third quarter of 2004, we completed the acquisition of the remaining minority interest in The Outdoor Channel, Inc. that we did not previously own through a merger and an exchange of outstanding shares and options of Outdoor Channel Holdings, Inc. for shares and options of The Outdoor Channel, Inc. As a result of the exchange of vested stock options of Outdoor Channel Holdings, Inc. for vested employee stock options of The Outdoor Channel, Inc., we incurred a non-cash, non-recurring charge to operations of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000.

(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and our non-cash, non-recurring compensation expense from exchange of employee stock options. Adjusted EBITDA is not a measure of financial performance under GAAP, but is used by some investors to assess a company’s operating performance, leverage and liquidity, and its ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly named measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data, which are all prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it assists in the analysis of our results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

     The reconciliation of Adjusted EBITDA to net income (loss) applicable to common stock, a GAAP measure, is shown as follows:

						For the
						Three Months
						Ended
	For the Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(In thousands)
Adjusted EBITDA	$2,749	$2,255	$5,225	$8,507	$9,703	$2,589	$1,302
Less: Non-cash compensation expense from exchange of stock options	—	—	—	—	47,983	—	—
Less: Depreciation and amortization	506	571	649	880	1,259	299	575

Income (loss) from operations	2,243	1,684	4,576	7,627	(39,539)	2,290	727
Gain on sale from issuance of common stock of subsidiary	107	—	46	—	—	—	—
Gain on sale of marketable securities	—	—	—	13	34	—	—
Interest income (expense), net	(103)	26	(1)	13	81	15	52
Income tax provision (benefit)	(85)	718	1,882	3,162	(15,946)	930	327
Minority interest in net income of consolidated subsidiary	224	181	444	897	682	262	—
Preferred stock dividends	—	—	(90)	—	—	—	—

Net income (loss) applicable to common stock	$2,108	$811	$2,205	$3,594	$(24,160)	$1,113	$452

(3)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully read the following risk factors, together with all of the other information included in this prospectus, before purchasing our common stock. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could suffer. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.
Risks Related to Our Business and Industry
We may not be able to grow our subscriber base, and as a result our revenues and profitability may not increase.
      A major component of our growth strategy is based on increasing the number of subscribers to our channels. Growing our subscriber base depends upon many factors, such as the success of our marketing efforts in driving consumer demand for The Outdoor Channel, overall growth in cable and satellite subscribers, the popularity of our programming, our ability to negotiate new carriage agreements and maintain existing distribution, and other factors that are beyond our control. There can be no assurance that we will be able to maintain or increase the subscriber base of The Outdoor Channel on cable and satellite systems or that such carriage will not decrease as a result of a number of factors. If we are unable to grow our subscriber base, our subscriber and advertising revenues may not increase and could decrease.
If we offer increased launch support fees or other incentives to service providers in order to grow our subscriber base, our operating results may be harmed.
      Although we currently have plans to increase our marketing and sales efforts in an attempt to increase the number of our subscribers, we may not be able to do so economically or at all. If we are unable to increase the number of our subscribers on a cost-effective basis, or if the benefits of doing so do not materialize, our business and operating results would be harmed. In particular, if we make any upfront cash payments to service providers for an increase in our subscriber base, our cash flow could be adversely impacted, and we may incur negative cash flow for some time. In addition, if we were to make such upfront cash payments or provide other incentives to service providers, we expect to amortize such amounts ratably over the term of the agreements with the service providers. However, if a service provider terminates any such agreement prior to the expiration of the term of such agreement, then under current accounting rules we may incur a large expense in that quarter in which the agreement is terminated equal to the remaining un-amortized amounts and our operating results could accordingly be adversely affected.
If, in our attempt to increase our number of subscribers, we structure launch support fees with one service provider in a way that would require us to offer the same support or incentives to all other service providers, our operating results may be harmed.
      Many of our existing agreements with cable and satellite service providers contain “most favored nation” clauses. These clauses typically provide that if we enter into an agreement with another service provider on more favorable terms, these terms must be offered to the existing service provider, subject to some exceptions and conditions. Future agreements with service providers may also contain similar “most favored nation” clauses. If, in our attempt to increase our number of subscribers, we structure launch support fees to effectively offer more favorable terms to any service provider, these clauses may require us to reduce the effective subscriber fee rates that we receive from other service providers, and this could negatively affect our operating results.

If The Outdoor Channel is placed in unpopular program packages by cable or satellite service providers, or if service fees are increased for our subscribers, the number of viewers of The Outdoor Channel may decline which could harm our business and operating results.
      We do not control the cable channels with which The Outdoor Channel is packaged by cable or satellite service providers. The placement by a cable or satellite service provider of The Outdoor Channel in an unpopular program package could reduce or impair the growth of the number of our viewers and subscriber fees paid by service providers to us. In addition, we do not set the prices charged by cable and satellite service providers to their subscribers when The Outdoor Channel is packaged with other television channels. The prices for the channel packages in which The Outdoor Channel is bundled may be set too high to appeal to individuals who might otherwise be interested in our network. Further, if The Outdoor Channel is bundled by service providers with networks that do not appeal to our viewers or is moved to packages with fewer subscribers, we may lose viewers. These factors may reduce the number of viewers of The Outdoor Channel, which in turn would reduce our subscriber fees and advertising revenue.
Cable and satellite service providers could discontinue or refrain from carrying The Outdoor Channel, which could reduce the number of viewers and harm our operating results.
      The success of The Outdoor Channel is dependent, in part, on our ability to enter into new carriage agreements and maintain existing agreements with, and carriage by, satellite systems and multiple system operators’, which we refer to as MSOs, affiliated regional or individual cable systems. Although we have relationships or agreements with most of the largest MSOs and satellite service providers, execution of an agreement with an MSO does not ensure that its affiliated regional or individual cable systems will carry The Outdoor Channel. Under our current agreements, The Outdoor Channel typically offers MSOs and their cable affiliates the right to broadcast The Outdoor Channel to their subscribers, but such contracts do not require that The Outdoor Channel be offered to all subscribers of, or any tiers offered by, the MSO. Because certain carriage agreements do not specify on which service levels The Outdoor Channel is carried, such as analog versus basic digital, expanded digital or specialty tiers, and in which geographic markets The Outdoor Channel will be offered, we have no assurance that The Outdoor Channel will be carried and available to viewers of any particular MSO or to all satellite subscribers. If cable and satellite service providers discontinue or refrain from carrying The Outdoor Channel, this could reduce the number of viewers and harm our operating results.
We may not be able to effectively manage our future growth, and our growth may not continue, which may substantially harm our business and prospects.
      We have undergone rapid and significant growth in revenue and subscribers over the last several years, and our strategic objectives include not only further developing and enhancing our existing business, but also expanding our in-house production capabilities. There are risks inherent in rapid growth and the pursuit of new strategic objectives, including among others: investment and development of appropriate infrastructure, such as facilities, information technology systems and other equipment to support a growing organization; hiring and training new management, sales and marketing, production, and other personnel and the diversion of management’s attention and resources from critical areas and existing projects; and implementing systems and procedures to successfully manage growth, such as monitoring operations, controlling costs, maintaining effective quality and service, and implementing and maintaining adequate internal controls. Although we have recently upgraded our Temecula, California production facility, we expect that additional expenditures will be required as we continue to upgrade our facilities and to begin transmitting our channel from our facilities directly. In particular, we have signed an agreement to purchase a building near our current headquarters and are currently building out this property primarily for use as our broadcast facility in the future. We could incur cost overruns, delays and other difficulties with this construction. In addition, moving our broadcast facility and some of our personnel into this new facility could be disruptive to our operations. We cannot assure you that we will be able to successfully manage our growth, that future growth will occur or that we will be successful in managing our business objectives. We can provide no assurance that our profitability or revenues will not be harmed by future changes in our business. Our operating results could be harmed if such growth does not occur, or is slower or less profitable than projected.
We may not be able to secure national advertising accounts, and as a result, our revenues and profitability may be negatively impacted.
      Our ability to secure national advertising accounts, which generally pay higher advertising rates, depends upon the size of our audience, the popularity of our programming and the demographics of our viewers, as well as strategies taken by our competitors, strategies taken by advertisers and the relative bargaining power of advertisers. Competition for national advertising accounts and related advertising expenditures is intense. We face competition for such advertising expenditures from a variety of sources, including other cable companies and other media. We cannot assure you that our sponsors will pay advertising rates for commercial air time at levels sufficient for us to make a profit or that we will be able to attract new advertising sponsors or increase advertising revenues. If we are unable to attract national advertising accounts in sufficient quantities, our revenues and profitability may be harmed.
We may be required to pay additional state income taxes for past years.
      We are required to pay income taxes in various states in which we conduct our business operations. In the past, we have paid state income taxes only in California (where our headquarters is located) and have not paid income taxes to any other state. We have recently determined that we may have state income tax liability in the eight states other than California in which our gold prospecting properties are located. Although we expect in the near future to gather sufficient information to enable us to apportion our income to such states and file income tax returns in those states for past years, we can offer no assurances as to when we will be able to file state income tax returns in those states where we may have outstanding, current and future tax liabilities. In general, we believe any income taxes that we may be required to pay to states other than California will be partially offset by a refund from the State of California for income tax amounts we have overpaid to California in past years. We may, however, be limited as to the number of years for which we can receive a refund from California for taxes previously paid, and we cannot predict when we would receive any such refund. In addition, because each state to which we may owe outstanding income taxes has a different methodology for calculating tax owed and a different tax rate, our aggregate state income tax liability could be greater than what we have paid to California in prior years. Our aggregate state income tax liability, on which we may owe accrued interest and penalties, could be material to our results of operations.
If we fail to develop and distribute popular programs, our viewership would likely decline, which could cause advertising and subscriber fee revenues to decrease.
      Our operating results depend significantly upon the generation of advertising revenue. Our ability to generate advertising revenues is largely dependent on our Nielsen ratings, which estimates the number of viewers of The Outdoor Channel, and this directly impacts the level of interest of advertisers and rates we are able to charge. If we fail to program popular shows that maintain or increase our current number of viewers, our Nielsen ratings could decline, which in turn could cause our advertising revenue to decline and adversely impact our business and operating results. In addition, if we fail to program popular shows the number of subscribers to our channel may also decrease, resulting in a decrease in our subscriber fee and advertising revenue.
Changes in the methodology used by Nielsen to estimate our subscriber base or television ratings, or inaccuracies in such estimates, could cause our advertising revenue to decrease.
      Our ability to sell advertising is largely dependent on television ratings and our subscriber base estimated by Nielsen. We do not control the methodology used by Nielsen for these estimates. If Nielsen modifies its methodology or changes the statistical sample it uses for these estimates, such as the demographic characteristics of the households, our ratings could be negatively affected resulting in a decrease in our advertising revenue.

Expenses relating to programming costs are generally increasing and a number of factors can cause cost overruns and delays, and our operating results may be adversely impacted if we are not able to successfully recover the costs of developing and acquiring new programming.
      The average cost of programming has increased recently for the cable industry and such increases may continue. We plan to build our programming library through the acquisition of long-term broadcasting rights from third party producers, in-house production and outright acquisition of programming, and this may lead to increases in our programming costs. The development, production and editing of television programming requires a significant amount of capital and there are substantial financial risks inherent in developing and producing television programs. Actual programming and production costs may exceed their budgets. Factors such as labor disputes, death or disability of key spokespersons or program hosts, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or prevent completion of a project. If we are not able to successfully recover the costs of developing or acquiring programming through increased revenues, whether the programming is produced by us or acquired from third-party producers, our business and operating results will be harmed.
Our operating results may be negatively impacted if our Outdoor Channel 2 HD network is not as successful as we anticipate.
      In March 2005, we began providing an HD version of our channel and plan a formal consumer marketing launch in July 2005. There can be no assurances that Outdoor Channel 2 HD will not incur unexpected costs and expenses. Distribution of Outdoor Channel 2 HD will depend on successfully executing distribution agreements with cable and satellite service providers. There can be no assurance that such agreements can be made, and if they are made, that they will be on terms favorable to us or that they will not require us to grant periods of free service and/or marketing commitments to encourage carriage. The public may not adopt HD consumer television equipment in numbers sufficient to allow profits for an advertiser-supported service. Bandwidth constraints may keep Outdoor Channel 2 HD from achieving sufficient distribution from service providers to reach profitability. Competition for quality HD content may increase the costs of programming for Outdoor Channel 2 HD beyond our control or expectations. All of these factors, combined or separately, could increase costs or restrain revenue and adversely affect our operating results.
The market in which we operate is highly competitive, and we may not be able to compete effectively, particularly against competitors with greater financial resources, brand recognition, marketplace presence and relationships with service providers.
      We compete for viewers with other basic and pay cable television networks, including the Outdoor Life Network, Spike TV, ESPN2 and others. If these or other competitors, many of which have substantially greater financial and operational resources than us, significantly expand their operations with respect to outdoor-related programming or their market penetration, our business could be harmed. In addition, certain technological advances, including the deployment of fiber optic cable, which are already substantially underway, are expected to allow cable systems to greatly expand their current channel capacity, which could dilute our market share and lead to increased competition for viewers from existing or new programming services.
      We also compete with television network companies that generally have large subscriber bases and significant investments in, and access to, competitive programming sources. In some cases, we compete with cable and satellite service providers that have the financial and technological resources to create and distribute their own television networks, such as the Outdoor Life Network, which is owned and operated by Comcast. In order to compete for subscribers, we may pay either launch fees or marketing support or both for carriage in certain circumstances in the future, which may require significant cash expenditures, harming our operating results and margins. We may also issue our securities from time to time in connection with our attempts for broader distribution of The Outdoor Channel and the number of such securities could be significant. We compete for advertising sales with other pay television networks, broadcast networks, and local over-the-air television stations. We also compete for advertising sales with satellite and broadcast radio and the print media. We compete with other cable television networks for subscriber fees from, and affiliation agreements with, cable and satellite service providers. Actions by the Federal Communications Commission, which we refer to as the FCC, and the courts have removed certain of the impediments to entry by local telephone companies into the video programming distribution business, and other impediments could be eliminated or modified in the future. These local telephone companies may distribute programming that is competitive with the programming provided by us to cable operators.
We may not be able to attract new, or retain existing, members in our club organizations, and as a result our revenues and profitability may be harmed.
      Our ability to attract new members and retain existing members in our club organizations, GPAA and Lost Dutchman’s, depends, in part, upon our marketing efforts, including our programming on The Outdoor Channel and such other efforts as direct mail campaigns, continued sponsorship of expositions dedicated to gold prospecting, treasure hunting and related interests around the country and introductory outings held at our campsites. We cannot assure you that we will successfully attract new members or retain existing members. A decline in membership in our club organizations could harm our business and operating results.
Consolidation among cable and satellite distributors may harm our business.
      Cable and satellite operators continue to consolidate, making The Outdoor Channel increasingly dependent on fewer operators. If these operators fail to carry The Outdoor Channel, use their increased distribution and bargaining power to negotiate less favorable terms of carriage or to obtain additional volume discounts, our business and operating results would suffer.
The satellite infrastructure that we use may fail or be preempted by another signal, which could impair our ability to deliver programming to our cable and satellite service providers.
      Our ability to deliver programming to service providers, and their subscribers, is dependent upon the satellite equipment and software that we use to work properly to distribute our programming. If this satellite system fails, or a signal with a higher priority replaces our signal, which is determined by our agreement with the owner of the satellite, we may not be able to deliver programming to our cable and satellite service provider customers and their subscribers within the time periods advertised. We recently negotiated for back-up capability with our satellite provider on an in-orbit spare satellite, which provides us carriage on the back-up satellite in the event that catastrophic failure occurs on the primary satellite. Our contract provides that our main signal is subject to preemption and until the back-up satellite is in position, we could lose our signal for a period of time. A loss of our signal could harm our reputation and reduce our revenues and profits.
Natural disasters and other events beyond our control could interrupt our signal.
      Our systems and operations may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. They also could be subject to break-ins, sabotage and intentional acts of vandalism. Since our production facilities for The Outdoor Channel are all located in Temecula, California, the results of such events could be particularly disruptive because we do not have readily available alternative facilities from which to conduct our business. Our business interruption insurance may not be sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities could result in interruptions in our services. Interruptions in our service could harm our reputation and reduce our revenues and profits.
Our operating results may vary significantly, and historical comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indicator of future performance.
      Our operations are influenced by many factors. These factors may cause our financial results to vary significantly in the future and our operating results may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock may decline. Factors that can cause our results to fluctuate include, but are not limited to:

•	carriage decisions of cable and satellite service providers;

•	demand for advertising, advertising rates and offerings of competing media;

•	changes in the growth rate of cable and satellite subscribers;

•	cable and satellite service providers’ capital and marketing expenditures and their impact on programming offerings and penetration;

•	seasonal trends in viewer interests and activities;

•	pricing, service, marketing and acquisition decisions that could reduce revenues and impair quarterly financial results;

•	the mix of cable television and satellite-delivered programming products and services sold and the distribution channels for those products and services;

•	our ability to react quickly to changing consumer trends;

•	specific economic conditions in the cable television and related industries; and

•	changing regulatory requirements.
      Due to the foregoing and other factors, many of which are beyond our control, our revenue and operating results vary from period to period and are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue. Therefore, our failure to meet revenue expectations would seriously harm our business, operating results, financial condition and cash flows. Further, an unanticipated decline in revenue for a particular calendar quarter may disproportionately affect our profitability because our expenses would remain relatively fixed and would not decrease correspondingly.
Seasonal increases or decreases in advertising revenue may negatively affect our business.
      Seasonal trends are likely to affect our viewership, and consequently, could cause fluctuations in our advertising revenues. Our business reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. For this reason, fluctuations in our revenues and net income could occur from period to period depending upon the availability of advertising revenues. Due, in part, to these seasonality factors, the results of any one quarter are not necessarily indicative of results for future periods, and our cash flows may not correlate with revenue recognition.
We may be unable to access capital on acceptable terms to fund our future operations.
      Our future capital requirements will depend on numerous factors, including the success of our efforts to increase advertising revenues, the amount of resources devoted to increasing distribution of The Outdoor Channel, and acquiring and producing programming for The Outdoor Channel. As a result, we could be required to raise substantial additional capital through debt or equity financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If we raise additional capital through the issuance of debt securities, the debt securities would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain additional capital, our current business strategies and plans and ability to fund future operations may be harmed.
We may not be able to attract and retain key personnel.
      Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, production and management personnel, many of whom would be difficult to replace. None of our employees are under contract and all of our employees are “at-will.” Any of our officers or key employees could leave at any time, and we do not have “key person” life insurance policies covering any of our employees. The competition for qualified personnel has been strong in our industry. This competition could make it more difficult to retain our key personnel and to recruit new highly qualified personnel. The loss of Perry T. Massie, our President and Chief Executive Officer and Co-President of The Outdoor Channel, Inc., or Thomas H. Massie, our Executive Vice President, or William A. Owen, our Chief Financial Officer, or Andrew J. Dale, the Chief Executive Officer and Co-President of The Outdoor Channel, Inc., or Thomas E. Hornish, our General Counsel, could adversely impact our business. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing stockholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. If we are not able to attract and retain the necessary personnel we may not be able to implement our business plan.
New video recording technologies may reduce our advertising revenue.
      A number of new personal video recorders, such as TiVo in the United States, have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without watching advertising. The effect of these recorders on viewing patterns and exposure to advertising could harm our operations and results if our advertisers reduce the advertising rates they are willing to pay because they believe television advertisements are less effective with these technologies.
Cable and satellite television programming signals have been stolen or could be stolen in the future, which reduces our potential revenue from subscriber fees and advertising.
      The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe to programming and are authorized to view it. Conditional access systems use, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent conditional access technologies. However, theft of cable and satellite programming has been widely reported, and the access or “smart” cards used in cable and satellite service providers’ conditional access systems have been compromised and could be further compromised in the future. When conditional access systems are compromised, we do not receive the potential subscriber fee revenues from the cable and satellite service providers. Further, measures that could be taken by cable and satellite service providers to limit such theft are not under our control. Piracy of our copyrighted materials could reduce our revenue from subscriber fees and advertising and negatively affect our business and operating results.
Because we expect to become increasingly dependent upon our intellectual property rights, our inability to protect those rights could negatively impact our ability to compete.
      We currently license approximately 80% of our programs from third-party television and film producers. In order to build a library of programs and programming distribution rights, we must obtain all of the necessary rights, releases and consents from the parties involved in developing a project or from the owners of the rights in a completed program. There can be no assurance that we will be able to obtain the necessary rights on acceptable terms, or at all, or properly maintain and document such rights. In addition, protecting our intellectual property rights by pursuing those who infringe or dilute our rights or defending against third party claims can be costly and time consuming. If we are unable to protect our portfolio of trademarks, service marks, copyrighted material and characters, trade names and other intellectual property rights, our business and our ability to compete could be harmed.
We may face intellectual property infringement claims that could be time-consuming, costly to defend and result in our loss of significant rights.
      Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. From time to time, we receive letters alleging infringement of intellectual property rights of others. Intellectual property litigation can be expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement or enter into royalty or license agreements that may not be available on acceptable or desirable terms, if at all. Our failure to license the proprietary rights on a timely basis would harm our business.
Our principal stockholders, executive officers and directors beneficially own approximately 69.3% of our outstanding common stock and therefore exercise significant control over us, and they may make decisions with which you disagree.
      Our principal stockholders, executive officers and directors beneficially own an aggregate of approximately 69.3% of our outstanding common stock. See “Principal and Selling Stockholders” below. The interests of those parties could differ from those of other stockholders. As a result of their large holdings of our common stock relative to other stockholders, these parties, acting individually or together, could have a strong influence over matters requiring approval of our stockholders.
Anti-takeover provisions in our certificate of incorporation, our bylaws and under Delaware law may enable our incumbent management to retain control of us and discourage or prevent a change of control that may be beneficial to our stockholders.
      Provisions of Delaware law, our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Furthermore, these provisions could prevent attempts by our stockholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	establish a classified board of directors, providing that not all members of the board be elected at one time;

•	require a 66 2/3% stockholder vote to remove a director, and only for cause;

•	authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

•	except as provided by law, allow only our board of directors to call a special meeting of the stockholders; and

•	require a 66 2/3% stockholder vote to amend our certificate of incorporation or bylaws.
      In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

Technologies in the cable and satellite television industry are constantly changing, and our failure to acquire or maintain state-of-the-art technology may harm our business and competitive advantage.
      The technologies used in the cable and satellite television industry are rapidly evolving. Many technologies and technological standards are in development and have the potential to significantly transform the ways in which programming is created and transmitted. In addition, under some of our MSO contracts, we may be required to encrypt our signal. We cannot accurately predict the effects that implementing new technologies will have on our programming and broadcasting operations. We may be required to incur substantial capital expenditures to implement new technologies, or, if we fail to do so, may face significant new challenges due to technological advances adopted by competitors, which in turn could result in harming our business and operating results.
The cable and satellite television industry is subject to substantial governmental regulation for which compliance may be expensive, time consuming and may expose us to substantial compliance costs and penalties for failure to comply.
      The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Similarly, the satellite television industry is subject to federal regulation. Operating in a regulated industry increases our cost of doing business.
      The Cable Television Consumer Protection and Competition Act of 1992, to which we refer to as the 1992 Cable Act, precludes video programmers affiliated with cable companies from favoring their affiliated cable operators over competitors and requires such programmers to sell their programming to other multi-channel video distributors. This provision benefits independent programmers such as us by limiting the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies. This provision was scheduled to expire in October 2002. However, the FCC deferred the expiration date to October 2007 unless the FCC then determines that another extension is necessary to protect competition and diversity. If this provision expires, it could have an adverse effect on our ability to obtain carriage by service providers.
      Regulatory carriage requirements also could reduce the number of channels available to carry The Outdoor Channel. The 1992 Cable Act granted television broadcasters a choice of must-carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must-carry rights and, depending on a cable system’s channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations, coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more “activated” channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could reduce carriage of The Outdoor Channel by limiting its carriage in cable systems with limited channel capacity. In 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television broadcasters may assert the rights to carriage of both analog and digital signals during the transition to digital television and to carriage of all digital signals. On February 10, 2005, the FCC decided that television broadcasters do not have such additional must-carry rights. Broadcasters may seek judicial review of the FCC’s decision or legislative change. The imposition of such additional must-carry regulation, in conjunction with the current limited cable system channel capacity, would make it likely that cable operators will be forced to drop some cable programming services and could reduce carriage of The Outdoor Channel.
      If we distribute television programming through other types of media, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon licenses and authorizations that may not be favorable to us.
      In the future, any increased regulation of rates, and in particular the rates for basic cable services, could, among other things, put downward pressure on the rates charged by cable programming services, and affect the ability or willingness of cable system operators to retain or to add The Outdoor Channel network on their cable systems. In response to a request from the Committee on Energy and Commerce of the House of Representatives, the FCC’s Media Bureau conducted a study in 2004 regarding, among other things, government-mandated a la carte or mini-tier packaging of programming services in which each subscriber would purchase only those channels that he or she desired instead of the larger bundles of different channels as is typical today. The Media Bureau’s report on November 18, 2004 observed that such packaging would increase the cost of programming to consumers and injure programmers. If, in response to any rate or other government regulation, cable system operators implement channel offering structures that require subscribers to affirmatively choose to pay a separate fee to receive The Outdoor Channel network, either by itself or in combination with a limited number of other channels, the number of viewers for The Outdoor Channel could be reduced.
      The regulation of programming services, cable television systems and satellite licensees is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements are difficult to anticipate and our business may be harmed by future legislation, new regulation, deregulation or court decisions interpreting laws and regulations.
We must comply with many local, state, federal and environmental regulations, for which compliance may be costly and may expose us to substantial penalties.
      Our recreational outdoor activity entities, GPAA and Lost Dutchman’s, share the general risks of all outdoor recreational activities such as personal injury, environmental compliance and real estate and environmental regulation. In addition to the general cable television industry regulations, we are also subject to various local, state and federal regulations, including, without limitation, regulations promulgated by federal and state environmental, health and labor agencies. Our prospecting clubs are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, development and other utilization of their properties. We cannot predict what impact current or future regulations may have on these businesses. In addition, failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or costs or revocation of our operating licenses, which would have a material adverse effect on our business and operating results.
Changes in corporate governance and securities disclosure and compliance practices have increased and may continue to increase our legal compliance and financial reporting costs.
      The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and Nasdaq have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
      We are beginning the processes necessary to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of internal controls over financial reporting and an opinion by our independent registered public accounting firm addressing the assessment. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and our stock price could decrease.
If our goodwill or other indefinite-lived intangibles become impaired, we will be required to take a non-cash charge which could have a significant effect on our reported net earnings.
      A significant portion of our assets consists of goodwill and other indefinite-lived intangible assets. In accordance with Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, or SFAS 142, we test goodwill and other indefinite-lived intangible assets for impairment during the fourth quarter of each year, and on an interim date if factors or indicators become apparent that would require an interim test. A significant downward revision in the present value of estimated future cash flows for a reporting unit could result in an impairment of goodwill or other indefinite-lived intangibles under SFAS 142 and a non-cash charge would be required. Such a charge could have a significant effect on our reported net earnings.
Changes to financial accounting standards may affect our reported operating results.
      We prepare our financial statements to conform with GAAP, which are subject to interpretations by the Financial Accounting Standards Board, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to business combinations and employee stock option grants have recently been revised or are under review. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. In addition, our preparation of financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.
Risks Related to this Offering
The market price of our common stock has been and may continue to be subject to wide fluctuations, and a well-established trading market for our stock may not develop.
      Our stock has historically been and may continue to be traded at relatively low volumes and therefore has been subject to price volatility. See “Price Range of Our Common Stock” for information regarding trading prices in recent periods. It is possible that the price of our common stock will decline below the offering price. Various factors contribute to the volatility of our stock price, including, for example, low trading volume, quarterly variations in our financial results, increased competition and general economic and market conditions. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Even if we achieve a wider dissemination of our common stock as a result of this offering, there can be no assurance that a more active trading market in our stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.

You will be immediately and substantially diluted if you purchase shares in this offering because the per-share price in this offering is substantially higher than the net tangible book value of existing shares of common stock.
      If you purchase shares in this offering, you will pay more for your shares than the net tangible book value of existing shares of common stock. As a result, you will experience an immediate and substantial dilution in the net tangible book value of your shares of $12.58 per share, based on an assumed offering price of $16.52 per share and after giving effect to the issuance of 1,918,359 shares of our common stock upon exercise of options held by some of the selling stockholders and our receipt of approximately $1.9 million expected to be paid to us in connection with the exercise of such options. In addition, if other outstanding options to purchase shares of common stock are exercised, there could be substantial additional dilution. See “Management — Executive Compensation” for information regarding outstanding stock options and additional stock options and other equity based awards which we may grant.
Substantial future sales of our common stock in the public market after this offering could cause our stock price to fall.
      Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce the market price of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 24,043,698 shares of common stock issued and outstanding. All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act of 1933, as amended, unless purchased by our affiliates. The remaining 18,227,998 shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

5,238,459	At various times after the date of this prospectus and prior to 90 days after the effective date of the registration statement containing this prospectus.

12,989,539	90 days after the effective date of the registration statement containing this prospectus and at various times thereafter (subject in some cases to volume limitations).
      The above table assumes the effectiveness of lock-up arrangements with the underwriters under which our executive officers, directors, each holder of 5% or more of our common stock and the selling stockholders have agreed, subject to limited exceptions, not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the expiration of the lock-up period will be subject to volume limitations because they are held by our affiliates. In addition, Bear, Stearns & Co. Inc. may remove these lock-up restrictions in its discretion prior to the expiration of the lock-up period without prior notice.
      If our stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Please see “Shares Eligible for Future Sale.”
Future issuance by us of preferred shares could adversely affect the holders of existing shares, and therefore reduce the value of existing shares.
      We are authorized to issue up to 25,000,000 shares of preferred stock. The issuance of any preferred stock could adversely affect the rights of the holders of shares of our common stock, and therefore reduce the value of such shares. No assurance can be given that we will not issue shares of preferred stock in the future.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, operating results, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.
Our management will have broad discretion over the use of the net proceeds from this offering and may not use the net proceeds effectively.
      We are not obligated to use the proceeds to us from this offering for any particular purpose. Accordingly, our management will have considerable discretion in the application of the net proceeds. We intend to use the majority of the net proceeds from this offering to expand our marketing and sales efforts to increase the number of subscribers to The Outdoor Channel and expect to use the remainder of the net proceeds to purchase programming from third parties, increase the amount of our internally produced programming and for general corporate purposes. As of the date of this prospectus we have no commitments or agreements with respect to the use of the proceeds from this offering. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash generated by our operations and the ratings of our programming. Depending on future developments and circumstances, we may use some of the proceeds for uses other than those described above. Our management will therefore have significant flexibility in applying the net proceeds of this offering and may use them in a manner with which our stockholders disagree. Our success and growth depend on the beneficial use of the net proceeds. The net proceeds may be used for corporate purposes that do not improve our operating results or market value, and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. For more information, please see “Use of Proceeds.”

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections of revenues, operating margins, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of economic and business factors and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “intend,” “expect,” “estimate,” “anticipate,” “may,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors” describe factors that could contribute to or cause such difference.
      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
      For these statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

USE OF PROCEEDS
      We estimate that the net proceeds we will realize from the sale of shares of our common stock that we are offering, assuming an offering price of $16.52 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $53.6 million. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders except for aggregate proceeds of approximately $1.9 million paid to us by some of the selling stockholders for the exercise of options to purchase 1,918,359 shares of our common stock that are being sold in this offering.
      We intend to use the majority of these net proceeds from this offering received by us to expand our marketing and sales efforts to increase the number of subscribers to The Outdoor Channel. We expect to use the remainder of the net proceeds to purchase programming from third parties, increase the amount of our internally produced programming and for general corporate purposes.
      Our management will have broad discretion to allocate the net proceeds from this offering. The amount and timing of our actual expenditures will depend on numerous factors, including the extent of our marketing and sales efforts, the rate at which our subscriber base grows, the terms of our agreements with cable and satellite service providers, the costs of producing and acquiring programming and the amount of cash generated by our operations. Actual expenditures may vary substantially from our estimates. We may find it necessary or advisable to use portions of the proceeds for other purposes. The failure of our management to use such funds effectively could have a material adverse effect on our business, operating results and financial condition. Pending application of the net proceeds, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK
      Our common stock began trading on The Nasdaq National Market on September 15, 2004 under the symbol “OUTD”. From June 2003 to September 14, 2004, our common stock was listed for trading on NASD’s OTC Bulletin Board, also under the trading symbol “OUTD”. Prior to June 2003, when we changed our corporate name to Outdoor Channel Holdings, Inc., our trading symbol was “GLRS” and also traded on NASD’s OTC Bulletin Board. The following table sets forth for the quarters indicated the reported high and low bid prices of our common stock as quoted on NASD’s OTC Bulletin Board through September 14, 2004 and is adjusted for the 5-for-2 stock split effective September 15, 2004. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. After September 15, 2004 the table sets forth the high and low closing prices of our common stock as reported on The Nasdaq National Market.

	Closing Price

	High	Low

2005:
Second Quarter (through June 10, 2005)	$16.52	$14.00
First Quarter	14.95	13.36
2004:
Fourth Quarter	15.25	13.25
Third Quarter from September 15, 2004	18.00	15.50

	Bid

	High	Low

Third Quarter through September 14, 2004	15.60	13.40
Second Quarter	17.20	13.60
First Quarter	15.84	11.96
2003:
Fourth Quarter	12.60	11.20
Third Quarter	13.00	7.20
Second Quarter	7.40	4.00
First Quarter	4.08	3.30
      On June 10, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $16.52 per share. As of June 7, 2005, there were approximately 818 holders of record of our common stock.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as the board of directors, in its discretion, deems relevant.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2005:

•	on an actual basis; and

•	on a pro forma basis to give effect to:

•	our receipt of the estimated net proceeds of approximately $53.6 million from the sale by us of 3,500,000 shares of our common stock at an assumed public offering price of $16.52 per share after deducting underwriting discounts and commissions and estimated offering expenses, and

•	our receipt of approximately $1.9 million expected to be paid to us by some of the selling stockholders in connection with the exercise of options to purchase 1,918,359 shares of our common stock that are being sold in this offering.

We will not receive any of the other proceeds from the sale of our common stock by the selling stockholders.
      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the accompanying notes included in this prospectus beginning on page F-1.

	As of March 31, 2005

	Actual	Pro Forma

	(In thousands)
Cash and cash equivalents	$11,154	$66,677

Total long-term debt (including current portion)	$29	$29

Stockholders’ equity:
Preferred stock, 25,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 75,000 shares authorized; 18,519 shares issued and outstanding, actual; and 23,937 shares issued and outstanding, pro forma	18	24
Additional paid-in capital	112,718	168,235
Deferred compensation	(982)	(982)
Accumulated other comprehensive income	11	11
Accumulated deficit	(17,005)	(17,005)

Total stockholders’ equity	94,760	150,283

Total capitalization	$94,789	$150,312

      The preceding table gives effect to the exercise of options by some of the selling stockholders to purchase 1,918,359 shares of our common stock that are being sold in this offering, but does not give effect to the issuance of the 3,583,266 shares that had been reserved for issuance upon exercise of other outstanding options as of March 31, 2005 under our 1995 Stock Option Plan, The Outdoor Channel, Inc. 1997 Stock Option Plan that we assumed in September 2004, stock option agreements with two of our employees, our Non-Employee Directors Stock Option Plan and our 2004 Long-Term Incentive Plan. In addition, as of March 31, 2005, we had reserved an additional 2,995,000 shares for issuance of awards that may be made under our 2004 Long-Term Incentive Plan in the future. See “Management — Employee Benefit Plans” below.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
      You should read the selected consolidated financial and other data presented below in conjunction with the audited and unaudited consolidated financial statements appearing elsewhere in this prospectus and the notes to those statements and “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been derived from our audited consolidated financial statements which appear elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for each of the years in the two-year period ended December 31, 2001 have been derived from our audited consolidated financial statements which are not included in this prospectus. The selected consolidated financial data as of March 31, 2004 and 2005 and for the three months ended March 31, 2004 and 2005 have been derived from our unaudited consolidated financial statements which appear elsewhere in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with GAAP.
      In 2004, we completed the acquisition of all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own, and in connection with this acquisition we incurred a non-cash, non-recurring charge to operating expenses of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000. Please see “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of the Minority Interest of The Outdoor Channel, Inc.” for more information regarding this transaction and the comparability of the 2004 information.

						For the Three
						Months Ended
	For the Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

						(Unaudited)
	(In thousands, except per share amounts)
Income Statement Data:
Revenues:
Advertising	$6,849	$8,645	$10,969	$16,396	$21,817	$4,826	$5,259
Subscriber fees	2,826	3,874	6,071	10,836	13,391	3,162	3,642
Membership income	4,208	4,715	4,353	4,456	4,746	1,232	1,160

Total revenues	13,883	17,234	21,393	31,688	39,954	9,220	10,061

Expenses:
Satellite transmission fees	2,161	2,238	2,359	2,423	2,351	591	633
Advertising and programming	1,765	2,482	3,854	4,884	8,117	1,709	2,215
Compensation expense from exchange of stock options	—	—	—	—	47,983	—	—
Selling, general and administrative	7,714	10,830	10,604	16,754	21,042	4,630	6,486

Total expenses	11,640	15,550	16,817	24,061	79,493	6,930	9,334

Income (loss) from operations	2,243	1,684	4,576	7,627	(39,539)	2,290	727
Gain on sale from issuance of common stock of subsidiary	107	—	46	—	—	—	—
Gain on sale of marketable securities	—	—	—	13	34	—	—
Interest income (expense), net	(103)	26	(1)	13	81	15	52

Income (loss) before income taxes and minority interest	2,247	1,710	4,621	7,653	(39,424)	2,305	779
Income tax provision (benefit)	(85)	718	1,882	3,162	(15,946)	930	327

Income (loss) before minority interest	2,332	992	2,739	4,491	(23,478)	1,375	452
Minority interest in net income of consolidated subsidiary	224	181	444	897	682	262	—

Net income (loss)	2,108	811	2,295	3,594	(24,160)	1,113	452
Preferred stock dividends	—	—	(90)	—	—	—	—

Net income (loss) applicable to common stock	$2,108	$811	$2,205	$3,594	$(24,160)	$1,113	$452

Earnings (loss) per common share:
Basic	$0.16	$0.06	$0.17	$0.26	$(1.51)	$0.08	$0.02

Diluted	$0.15	$0.06	$0.15	$0.19	$(1.51)	$0.06	$0.02

Weighted average number of common shares outstanding:
Basic	13,154	13,071	13,220	13,824	15,998	14,827	18,474

Diluted	13,828	14,597	14,627	14,768	15,998	15,479	22,397

						As of
	As of December 31,					March 31,

	2000	2001	2002	2003	2004	2005

						(Unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,844	$2,574	$3,248	$7,214	$13,105	$11,154
Goodwill	—	—	—	—	43,668	43,668
Total assets	8,899	9,214	11,830	19,848	99,669	100,296
Total liabilities	5,051	4,387	4,405	4,353	6,187	5,536
Minority interest in subsidiary	631	812	1,263	2,302	—	—
Stockholders’ equity	$3,217	$4,015	$6,162	$13,193	$93,482	$94,760

						For the
						Three Months Ended
	For the Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands, except percentages)
Other Data (unaudited):
Adjusted EBITDA (1,2)	$2,749	$2,255	$5,225	$8,507	$9,703	$2,589	$1,302
Adjusted EBITDA margin (1,3)	19.8%	13.1%	24.4%	26.8%	24.3%	28.1%	12.9%

(1)	During the third quarter of 2004, we completed the acquisition of the remaining minority interest in The Outdoor Channel, Inc. that we did not previously own through a merger and an exchange of outstanding shares and options of Outdoor Channel Holdings, Inc. for shares and options of The Outdoor Channel, Inc. As a result of the exchange of vested stock options of Outdoor Channel Holdings, Inc. for vested employee stock options of The Outdoor Channel, Inc., we incurred a non-cash, non-recurring charge to operations of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000.

(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and our non-cash, non-recurring compensation expense from exchange of employee stock options. Adjusted EBITDA is not a measure of financial performance under GAAP, but is used by some investors to assess a company’s operating performance, leverage and liquidity, and its ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly named measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data, which are all prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it assists in the analysis of our results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

     The reconciliation of Adjusted EBITDA to net income (loss) applicable to common stock, a GAAP measure, is shown as follows:

						For the Three
						Months Ended
	For the Years Ended December 31,					March 31,

	2000	2001	2002	2003	2004	2004	2005

	(In thousands)
Adjusted EBITDA	$2,749	$2,255	$5,225	$8,507	$9,703	$2,589	$1,302
Less: Non-cash compensation expense from exchange of stock options	—	—	—	—	47,983	—	—
Less: Depreciation and amortization	506	571	649	880	1,259	299	575

Income (loss) from operations	2,243	1,684	4,576	7,627	(39,539)	2,290	727
Gain on sale from issuance of common stock of subsidiary	107	—	46	—	—	—	—
Gain on sale of marketable securities	—	—	—	13	34	—	—
Interest income (expense), net	(103)	26	(1)	13	81	15	52
Income tax provision (benefit)	(85)	718	1,882	3,162	(15,946)	930	327
Minority interest in net income of consolidated subsidiary	224	181	444	897	682	262	—
Preferred stock dividends	—	—	(90)	—	—	—	—

Net income (loss) applicable to common stock	$2,108	$811	$2,205	$3,594	$(24,160)	$1,113	$452

(3)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
Acquisition of the Minority Interest of The Outdoor Channel, Inc.
      On September 8, 2004, we completed the acquisition of the remaining minority interest in The Outdoor Channel, Inc., or TOC, which we did not previously own through (1) the merger of TOC with our newly-formed, wholly-owned subsidiary, with TOC being the surviving corporation, and (2) the exchange of each share of TOC common stock not previously held by us or one of our subsidiaries for 0.65 shares of our common stock. In addition, each outstanding option to purchase one share of TOC common stock was exchanged for an option to purchase 0.65 shares of our common stock. On September 14, 2004, every two outstanding shares of our common stock were converted into five outstanding shares of common stock in conjunction with our reincorporation from Alaska to Delaware. All share data included in this prospectus has been adjusted to reflect this conversion.
      Based on the exchange ratio in the merger, we issued 3,069,790 shares of our common stock as well as options to purchase 4,012,125 additional shares, each as adjusted for our reincorporation from Alaska to Delaware as explained in the previous paragraph. The shares issued include the shares of common stock issued to a former TOC shareholder who originally exercised his dissenters’ rights in connection with the transaction, but who later withdrew, with our consent, the demand to exercise such dissenter’s rights. For accounting purposes, all previously outstanding TOC common shares, including the dissenting shares, have been deemed to have been exchanged for shares of our common stock in September 2004.
      The acquisition of the 17.6% minority interest in TOC was accounted for using the purchase method of accounting. The cost of acquiring the minority interest included the aggregate fair value of our common shares issued in exchange for common shares of TOC and certain other direct costs. The acquisition cost was allocated based on the fair value of the assets of TOC that were acquired and liabilities that were assumed, including intangible assets that arose from contractual or other legal rights or met certain other recognition criteria that underlie the minority interest that was acquired. The excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired was allocated to goodwill. In addition, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”) the tax effect of the intangible assets have been treated as additional consideration. This additional consideration has also been allocated to goodwill.
      The cost of our acquisition of the minority interest in TOC was $54,985,000 based on the issuance at the closing of 3,069,790 shares of our common stock (including shares issued to the former dissenter) and the average closing price of $16.24 per share of our common stock for a specified period before and after April 20, 2004, the last trading day before the public announcement of the material terms of the acquisition plus the assumption of 325,000 fully vested options of a former employee of TOC with an intrinsic value of $4,250,000 plus certain other costs. Based on the analysis of the fair value of the assets that were acquired and liabilities that were assumed, the acquisition costs of $54,985,000 were allocated to intangible assets and are subject to amortization as follows:

		Estimated
	Allocation (in thousands)	Useful Life

MSO Relationships	$10,573	Indefinite
Advertising Customer Relationships:
Short Form	1,351	4 years
Long Form	621	3 years

Total Identifiable Intangible Assets	12,545
Goodwill	43,668	Indefinite
Deferred Tax Liability Associated With Intangible Assets	(4,212)
Minority Interest in Subsidiary	2,984

Aggregate Purchase Price	$54,985

      The exchange of vested employee stock options by us for vested stock options held by employees of TOC resulted in a charge to operations in our consolidated statement of operations on September 8, 2004 equal to the value of the options issued on that date net of any related income tax benefit. The options to purchase approximately 3,687,125 shares that we issued in exchange for vested stock options held by the employees of TOC on September 8, 2004 had a fair value of $14.00 per share based on the closing price of our common stock on that day. As a result, we incurred a non-cash, non-recurring charge to operating expenses of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000.

      Summarized unaudited pro forma information, assuming this acquisition occurred at the beginning of the year ended December 31, 2004, follows:
Outdoor Channel Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2004
(In thousands, except per share data)

		Pro Forma
	As Reported	Adjustments		Pro Forma

Revenues:
Advertising	$21,817	$—		$21,817
Subscriber fees	13,391	—		13,391
Membership income	4,746	—		4,746

Total revenues	39,954	—		39,954

Expenses:
Satellite transmission fees	2,351	—		2,351
Advertising and programming	8,117	—		8,117
Non-cash compensation expense from exchange of stock options	47,983	(47,983	)(1)	—
Selling, general and administrative	21,042	545	(2)	21,587

Total expenses	79,493	(47,438)		32,055

Income (loss) from operations	(39,539)	47,438		7,899
Gain on sale of marketable securities	34	—		34
Interest income, net	81	—		81

Income (loss) before income taxes and minority interest	(39,424)	47,438		8,014
Income tax provision (benefit)	(15,946)	19,098	(3)	3,152

Income (loss) before minority interest	(23,478)	28,340		4,862
Minority interest in net income of consolidated subsidiary	682	(682	)(4)	—

Net income (loss)	$(24,160)	$29,022		$4,862

Earnings (loss) per common share:
Basic	$(1.51)			$0.27
Diluted	$(1.51)			$0.22
Weighted average number of common shares outstanding:
Basic	15,998			18,080
Diluted	15,998			22,374

(1)	To reflect the elimination of the one time, non-cash charge to compensation expense.

(2)	To reflect the net increase in amortization expense attributable to the increase in intangible assets subject to amortization using the straight-line method.

(3)	To reflect the elimination of the one-time income tax benefit of $19,098,000.

(4)	To reflect the elimination of the minority interest in net income of TOC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
Safe Harbor Statement
      The information contained in this prospectus may include forward-looking statements. Our actual results could differ materially from those discussed in any forward-looking statements. The statements contained in this prospectus that are not historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, including statements, without limitation, regarding our expectations, beliefs, intentions or strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provisions contained in those sections. Such forward-looking statements relate to, among other things: (1) expected revenue and earnings growth and changes in mix; (2) anticipated expenses including advertising, programming, personnel and others; (3) Nielsen Media Research, which we refer to as Nielsen, estimates regarding total households and cable and satellite homes subscribing to and viewers (ratings) of The Outdoor Channel; and (4) other matters. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
      These statements involve significant risks and uncertainties and are qualified by important factors that could cause our actual results to differ materially from those reflected by the forward-looking statements. Such factors include but are not limited to risks and uncertainties which are discussed under the caption “Risk Factors” and other risks and uncertainties discussed elsewhere in this prospectus. In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in this prospectus and in our other filings with the Securities and Exchange Commission. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act and Section 21E of the Exchange Act.
General
      Through our indirect wholly-owned subsidiary, we own and operate The Outdoor Channel which is a national television network devoted primarily to traditional outdoor activities, such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. We also own and operate related businesses which serve the interests of The Outdoor Channel’s viewers and other outdoor enthusiasts. These related businesses include: LDMA-AU, Inc., which we refer to as Lost Dutchman’s, and Gold Prospector’s Association of America, LLC, which we refer to as GPAA. Lost Dutchman’s is a national gold prospecting campground club with approximately 6,700 members and properties in Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon and South Carolina. GPAA has approximately 32,800 active members and is the publisher of the Gold Prospector & Treasure Hunters in the Great Outdoors magazine. In addition, we are the owner of a 2,300 acre property near Nome, Alaska used to provide outings for a fee to the members of Lost Dutchman’s and GPAA.
      Our revenues include (1) advertising fees from advertisements aired on The Outdoor Channel and from advertisements in Gold Prospector & Treasure Hunters in the Great Outdoors magazine; (2) subscriber fees paid by cable and satellite service providers that air The Outdoor Channel; and (3) membership fees from members in both Lost Dutchman’s and GPAA and other income including magazine sales, products and services related to gold prospecting, gold expositions, expeditions and outings. Advertising fees include fees paid by third-party programmers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel.
Acquisition of the Minority Interest of The Outdoor Channel, Inc.
      On September 8, 2004, we completed the acquisition of the remaining minority interest in TOC which we did not previously own through (i) the merger of TOC with our newly-formed, wholly-owned subsidiary, with TOC being the surviving corporation, and (ii) the exchange of each share of TOC common stock not previously held by us or our subsidiaries for 0.65 shares of our common stock. In addition, each outstanding option to purchase one share of TOC common stock was exchanged for an option to purchase 0.65 shares of our common stock. In September 2004, every two outstanding shares of our common stock were converted into five outstanding shares of common stock in conjunction with our reincorporation from Alaska to Delaware.
      Based on the exchange ratio in the merger we issued 3,069,790 shares of our common stock as well as options to purchase 4,012,125 additional shares, each as adjusted for our reincorporation from Alaska to Delaware as explained in the previous paragraph. The shares issued include the shares of common stock issued to a former TOC shareholder who originally exercised his dissenters’ rights in connection with the transaction, but who later withdrew, with our consent, the demand to exercise such dissenter’s rights. For accounting purposes, all previously outstanding TOC common shares, including the dissenting shares, have been deemed to have been exchanged for shares of our common stock in September 2004.
      The acquisition of the 17.6% minority interest in TOC was accounted for using the purchase method of accounting. The cost of acquiring the minority interest included the aggregate fair value of our common shares issued in exchange for common shares of TOC and certain other direct costs. The acquisition cost was allocated based on the fair value of the assets of TOC that were acquired and liabilities that were assumed, including intangible assets that arose from contractual or other legal rights or met certain other recognition criteria that underlie the minority interest that was acquired. The excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired was allocated to goodwill. In addition, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”) the tax effect of the intangible assets have been treated as additional consideration. This additional consideration has also been allocated to goodwill.
      The cost of our acquisition of the minority interest in TOC was $54,985,000 based on the issuance at the closing of 3,069,790 shares of our common stock (including shares issued to the former dissenter) and the average closing price of $16.24 per share of our common stock for a specified period before and after April 20, 2004, the last trading day before the public announcement of the material terms of the acquisition plus the assumption of 325,000 fully vested options of a former employee of TOC with an intrinsic value of $4,250,000 plus certain other costs. Based on the analysis of the fair value of the assets that were acquired and liabilities that were assumed, the acquisition costs of $54,985,000 were allocated to intangible assets and are subject to amortization as follows:

		Estimated
	Allocation (in thousands)	Useful Life

MSO Relationships	$10,573	Indefinite
Advertising Customer Relationships:
Short Form	1,351	4 years
Long Form	621	3 years

Total Identifiable Intangible Assets	12,545
Goodwill	43,668	Indefinite
Deferred Tax Liability Associated With Intangible Assets	(4,212)
Minority Interest in Subsidiary	2,984

Aggregate Purchase Price	$54,985

      The exchange of vested employee stock options by us for vested stock options held by employees of TOC resulted in a charge to operations in our consolidated statement of operations on September 8, 2004 equal to the value of the options issued on that date net of any related income tax benefit. The options to purchase approximately 3,687,125 shares that we issued in exchange for vested stock options held by the employees of TOC on September 8, 2004 had a fair value of $14.00 per share based on the closing price of our common stock on that day. As a result, we incurred a non-cash, non-recurring charge to operating expenses of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000.
      In some of the following period-to-period comparisons, we have specifically noted, and at times excluded the non-cash, non-recurring compensation expense of $47,983,000 incurred by us and the related tax benefit of $19,098,000 as the result of the assumption of TOC options in connection with our acquisition of the minority interest in TOC as part of our analysis because we believe separately quantifying the effects of these items provides the reader with a better understanding of our operating results. We also believe that an analysis of our results in this manner, when presented in conjunction with our analysis of the corresponding GAAP measures, provides useful information to management and others in identifying and understanding our operating performance for the periods presented and in making useful comparisons.
Critical Accounting Policies and Estimates
      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of financial statements.

Revenue Recognition
      Advertising revenues for The Outdoor Channel are recognized when the advertisement is aired. Advertising revenues from advertisements in our bi-monthly magazine are recognized when the magazine is distributed. Revenues from the expeditions are recognized when they are taken in June through August each year. Revenues from outings and gold expositions are recognized at the time of the event. Subscriber fees for The Outdoor Channel are recognized in the period the programming is aired by the distributor and collection is probable.
      Broadcast and national television network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. The amount of additional advertising time is generally based upon the percentage of shortfall in audience size. This requires us to make estimates of the audience size that will be delivered throughout the terms of the contracts. We base our estimate of audience size on information provided by ratings services and our historical experience. If we determine we will not deliver the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.
      We recognize merchandise sales when the product is shipped and collection of the receivable is probable. Lost Dutchman’s campground membership sales are generally recognized on a straight-line basis over the estimated average life (7 years) of the membership. We do not record receivables arising under these contracts. Accordingly, revenues recognized do not exceed the total cash payments received and cash received in excess of revenue earned is recorded as deferred revenue. The majority of GPAA membership sales is for one year and is generally recognized in the year of sale. Multi-year GPAA membership sales are recognized on a straight-line basis over the life of a membership, and an estimated life of 15 years for a lifetime membership.

Long-Lived Assets
      Long-lived assets, such as property and equipment, goodwill and trademarks, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses for assets to be held and used are then measured based on the excess, if any, of the carrying amounts of the assets over their estimated fair values. Long-lived assets to be disposed of in a manner that meets specific criteria are stated at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated.

Accounts Receivable
      We maintain an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer credit-worthiness and trade publications regarding the financial health of its larger customers and changes in customer payment terms when making estimates of the uncollectability of our trade accounts receivable balances. If we determine that the financial condition of any of our customers deteriorated, whether due to customer specific or general economic issues, increases in the allowance may be made.

Deferred Tax Assets
      We account for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
Recent Accounting Developments
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”). “Share-Based Payment” which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments, including all options granted to employees, be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. SFAS 123 (R) shall be effective for issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. We intend to adopt the standards of SFAS No. 123 (R) effective January 1, 2006. Since we have used the intrinsic value method to account for stock options, the adoption of SFAS 123 (R) is expected to have a material impact on our financial statements.
      The FASB had issued certain other accounting pronouncements as of March 31, 2005 that will become effective in subsequent periods; however, our management does not believe that any of those pronouncements would have significantly affected our financial accounting measurements or disclosures had they been in effect during 2002, 2003 or 2004.

Comparison of Quarters Ended March 31, 2004 and March 31, 2005
      The following table discloses certain financial information for the periods presented, expressed in terms of dollars, dollar change, percentage change and as a percent of total revenue (all dollar amounts are in thousands):

					% of Total
			Change		Revenue

	2004	2005	$	%	2004	2005

Revenues:
Advertising	$4,826	$5,259	$433	9.0%	52.3%	52.3%
Subscriber fees	3,162	3,642	480	15.2	34.3	36.2
Membership income	1,232	1,160	(72)	(5.8)	13.4	11.5

Total revenues	9,220	10,061	841	9.1	100.0	100.0

Expenses:
Satellite transmission fees	591	633	42	7.1	6.4	6.3
Advertising	1,314	1,694	380	28.9	14.3	16.8
Programming	395	521	126	31.9	4.3	5.2
Selling, general and administrative	4,630	6,486	1,856	40.1	50.2	64.5

Total expenses	6,930	9,334	2,404	34.7	75.2	92.8

Income from operations	2,290	727	(1,563)	(68.3)	24.8	7.2
Other income, net	15	52	37	246.7	0.2	0.5

Income before income taxes and minority interest	2,305	779	(1,526)	(66.2)	25.0	7.7
Income tax provision	930	327	(603)	(64.8)	10.1	3.2

Income before minority interest	1,375	452	(923)	(67.1)	14.9	4.5
Minority interest in net income of consolidated subsidiary	262	—	(262)	(100.0)	2.8	—

Net income	$1,113	$452	$(661)	(59.4)%	12.1%	4.5%

     Revenues
      Our revenues include revenues from (1) advertising fees; (2) subscriber fees; and (3) membership income. Advertising revenue is generated from the sale of advertising time on The Outdoor Channel and from the sale of advertising space in publications such as the Gold Prospectors & Treasure Hunters in the Great Outdoors magazine. For the three months ended March 31, 2005 and 2004, The Outdoor Channel generated approximately 97.3% and 98.1% of our advertising revenue, respectively. Subscriber fees are solely related to The Outdoor Channel. Membership income is generated by our activities other than the operation of The Outdoor Channel and includes membership sales, magazine sales, merchandise sales, and sponsored outings and expeditions in connection with GPAA and Lost Dutchman’s.
      Total revenues for the three months ended March 31, 2005 were $10,061,000, an increase of $841,000, or 9.1%, compared to revenues of $9,220,000 for the three months ended March 31, 2004. This net increase was the result of changes in several items comprising revenue as discussed below.
      Advertising revenue for the three months ended March 31, 2005 was $5,259,000, an increase of $433,000 or 9.0% compared to $4,826,000 for the three months ended March 31, 2004. The increase was due, in part, to our improved ability to demonstrate the value of advertising on The Outdoor Channel to national advertisers and thus sell a larger percentage of our advertising inventory to these accounts, generally at higher prices. Nielsen reported that we had approximately 24.4 million subscribers at the end of March 2005 compared to 26.0 million at the end of March 2004, a decrease of 1.6 million subscribers or 6.2%. (Nielsen revises this estimate each month and as of June 2005, Nielsen reported that we had approximately 24.6 million subscribers). Despite the decline in Nielsen’s universe estimate, having Nielsen ratings and demographic data enabled us to better utilize our inventory of available advertising time and increase our effective rates realized on our advertising time on The Outdoor Channel.
      Subscriber fees for the three months ended March 31, 2005 were $3,642,000, an increase of $480,000 or 15.2% compared to $3,162,000 for the three months ended March 31, 2004. The increase in subscriber fees for the period was primarily due to: an increased number of paying subscribers; both from new affiliates and from existing distributors such as National Cable Television Cooperative (“NCTC”), DIRECTV, Comcast, DISH Network and Charter and contractual subscriber fee rate increases with existing service providers carrying The Outdoor Channel.
      Membership income for the three months ended March 31, 2005 was $1,160,000, a decrease of $72,000 or 5.8% compared to $1,232,000 for the three months ended March 31, 2005. The decline is principally a reduction in our GPAA renewal rate in the first quarter of 2005 compared to the first quarter of 2004.
     Expenses
      Expenses consist of the cost of (1) satellite transmission fees; (2) advertising; (3) programming; and (4) selling, general and administrative expenses.
      Total expenses for the three months ended March 31, 2005 were $9,334,000, an increase of $2,404,000, or 34.7%, compared to $6,930,000 for the three months ended March 31, 2004. As a percentage of revenues, total expenses were 92.8% and 75.2% in the three months ended March 31, 2005 and 2004, respectively. The increase in expenses was due to several factors, but is principally attributable to increasing personnel costs, costs associated with the launch of our second channel, Outdoor Channel 2 HD, marketing and promotion costs incurred to support the growth of the number of subscribers of The Outdoor Channel, and other items more fully described as follows.
      Satellite transmission fees for the three months ended March 31, 2005 were $633,000, an increase of $42,000, or 7.1%, compared to $591,000 for the three months ended March 31, 2004. This increase reflects an additional charge for the back-up satellite capability negotiated with our satellite provider during the fourth quarter of 2004. We are scheduled for a price increase in satellite transmission fees starting October 2005 amounting to $5,000 per month. However, we currently have plans to build our own broadcast facility during 2005 that we anticipate should be operational before the October 2005 scheduled increase, which broadcast facility is expected to result in an approximate savings of $12,000 per month.
      Advertising expenses for the three months ended March 31, 2005 were $1,694,000, an increase of $380,000 or 28.9% compared to $1,314,000 for the three months ended March 31, 2004. The increase in advertising expenses is principally a result of our increased spending on consumer and trade industry awareness campaigns designed to build demand for The Outdoor Channel and for Outdoor Channel 2 HD. Advertising expenses will fluctuate as a percentage of total revenues quarter to quarter but we expect the year-end rate as a percentage of total revenues to be similar to that of the prior-year.
      Programming expenses for the three months ended March 31, 2005 were $521,000, an increase of $126,000 or 31.9% compared to $395,000 for the three months ended March 31, 2004. The increase in programming expenses is principally attributable to producing more of our programming in-house in support of both of our networks, The Outdoor Channel and Outdoor Channel 2 HD. Programming expenses are expected to increase as a percentage of revenue as we pursue our strategy to produce more programming in-house as opposed to contracting with third party producers. As a result, we believe we will control more of our programs’ quality, advertising inventory and potential to re-package our programming for other use such as international licensing and production of DVDs for retail distribution.
      Selling, general and administrative expenses for the three months ended March 31, 2005 were $6,486,000, an increase of $1,856,000 or 40.1% compared to $4,630,000 for the three months ended March 31, 2004. As a percent of revenues, selling, general and administrative expenses were 64.5% and 50.2% at March 31, 2005 and 2004, respectively. The increase was primarily due to the increase in the number of employees from 123 at the end of March 2004 to 151 by the end of March 2005 and travel costs associated with our larger advertising sales staff, support of our service providers and the promotion of The Outdoor Channel and Outdoor Channel 2 HD through a stronger presence at trade shows, conferences and seminars. Contributing to these increased costs was the opening of our New York City advertising sales office. Depreciation and small equipment purchases have also increased as a result of pre-launch activity of Outdoor Channel 2 HD.
     Income from Operations
      Income from operations for the three months ended March 31, 2005 was $727,000, a decrease of $1,563,000 or 68.3% compared to $2,290,000 for the three months ended March 31, 2004. As a percent of revenues, income from operations was 7.2% and 24.8% at March 31, 2005 and 2004, respectively. As we continue to strive to drive growth of our subscriber base and as we launch Outdoor Channel 2 HD, we will incur increased expenses and start-up and operating costs in 2005 that are unlikely to be immediately offset by revenues which we anticipate will negatively impact our operating margins in the foreseeable future. There can be no assurance that these strategies will be successful.
     Other Income, Net
      Other income, net for the three months ended March 31, 2005 was $52,000, an increase of $37,000 or 246.7% compared to $15,000 for the three months ended March 31, 2004. This improvement was primarily due to increased dividends and interest earned on our increased investment in available-for-sale securities and cash balances.
     Income Before Income Taxes and Minority Interest in Net Income of Consolidated Subsidiary
      Income before income taxes and minority interest decreased as a percentage of revenues to 7.7% for the three months ended March 31, 2005 compared to 25.0% for the three months ended March 31, 2004.
      The TOC segment’s income before income taxes and minority interest expressed as a percentage of revenue decreased to 14.5% for the three months ended March 31, 2005, compared to 30.5% for the three months ended March 31, 2004. The decrease was due mainly to the growth of our advertising and programming expenses and increases in personnel expenses resulting from the increase in the average number of TOC employees in the three months ended March 31, 2005 compared to the three months ended March 31, 2004. As noted, we have increased our spending levels on programming in support of The Outdoor Channel as we bring a larger portion of our programming in-house and we have incurred costs associated with pre-launch activity of our second channel, Outdoor Channel 2 HD. We are also spending at higher levels in pursuit of growing the subscriber base of The Outdoor Channel.
      The Membership Division segment’s income before income taxes and minority interest expressed as a percentage of revenues decreased to 4.5% for the three months ended March 31, 2005 compared to 11.2% for the three months ended March 31, 2004. This decrease principally reflects the combined effects of the decline in revenue of the Membership Division of approximately $22,000 and the increase in expenses of $89,000. We held five gold shows in the first quarter of this year compared to four last year which increased our overall expense. We did not realize as much revenue per show as last year as we held shows in areas we have not been to or have not been to for some time. Often it takes a year or two for shows held in new areas to gain momentum. Our Denver show was impacted by heavy snow fall which kept attendance down.
      Corporate incurred a loss before income taxes and minority interest for the three months ended March 31, 2005 amounting to $552,000, an increase of $302,000 or 120.8% compared to $250,000 for the three months ended March 31, 2004. The expenses allocated to corporate include: professional fees including public relations, accounting and legal fees, business insurance, board of directors fees and expenses and an allocation of corporate officers’ payroll and related expenses. The increase in the expenses of corporate is principally related to accounting services incurred in positioning us to be in compliance with the requirements of the Sarbanes-Oxley Act of 2002, taxes associated with being incorporated in Delaware, and amortization of the intangible assets related to the acquisition of the minority interest of TOC. Increased board fees also contributed to the increase of expenses reflecting the increase in the number of outside independent board members from two in the first quarter of 2004 to five in the first quarter of 2005.

     Income Tax Provision
      Income tax provision for the three months ended March 31, 2005 was $327,000, a decrease of $603,000 or 64.8% as compared to $930,000 for the three months ended March 31, 2004. The decrease was principally due to our earning less taxable income in the first three months of 2005 as compared to the first three months of 2004. The effective income tax rate was approximately 42.0% and 40.3% for the three months ended March 31, 2005 and 2004, respectively.
     Minority Interest in Net Income of Consolidated Subsidiary
      Minority interest for the three months ended March 31, 2004 was $262,000. Minority interest was eliminated in September 2004 as a result of our acquisition of the remaining minority interest in TOC we did not already own. Therefore, there was no minority interest for the three months ended March 31, 2005.
     Net Income
      Net income for the three months ended March 31, 2005 was $452,000 a decrease of $661,000 or 59.4% compared to $1,113,000 for the three months ended March 31, 2004 for the reasons stated above.
Comparison of Years Ended December 31, 2003 and December 31, 2004
      The following table discloses certain financial information for the periods presented, expressed in terms of dollars, dollar change, percentage change and as a percent of total revenue (all dollar amounts are in thousands):

			Change		% of Total Revenue

	2003	2004	$	%	2003	2004

Revenues:
Advertising	$16,396	$21,817	$5,421	33.1%	51.7%	54.6%
Subscriber fees	10,836	13,391	2,555	23.6	34.2	33.5
Membership income	4,456	4,746	290	6.5	14.1	11.9

Total revenues	31,688	39,954	8,266	26.1	100.0	100.0

Expenses:
Satellite transmission fees	2,423	2,351	(72)	(3.0)	7.6	5.9
Advertising and programming	4,884	8,117	3,233	66.2	15.4	20.3
Compensation expense from exchange of stock options	—	47,983	47,983	NM	0.0	120.1
Selling, general and administrative	16,754	21,042	4,288	25.6	52.9	52.7

Total expenses	24,061	79,493	55,432	230.4	75.9	199.0

Income (loss) from operations	7,627	(39,539)	(47,166)	(618.4)	24.1	(99.0)
Gain on sale of marketable securities	13	34	21	161.5	0.0	0.1
Interest income, net	13	81	68	523.1	0.0	0.2

Income (loss) before income taxes and minority interest	7,653	(39,424)	(47,077)	(615.1)	24.1	(98.7)
Income tax provision (benefit)	3,162	(15,946)	(19,108)	(604.3)	10.0	(39.9)

Income (loss) before minority interest	4,491	(23,478)	(27,969)	(622.8)	14.1	(58.8)
Minority interest in net income of consolidated subsidiary	897	682	(215)	(24.0)	2.8	1.7

Net income (loss)	$3,594	$(24,160)	$(27,754)	(772.2)%	11.3%	(60.5)%

*	NM — Not Meaningful

     Revenues
      Our revenues include revenues from (1) advertising fees; (2) subscriber fees; and (3) membership income. Advertising revenue is generated from the sale of advertising time on The Outdoor Channel and from the sale of advertising space in publications such as the “Gold Prospectors & Treasure Hunters in the Great Outdoors” magazine. During 2003 and 2004, The Outdoor Channel generated approximately 97% of our advertising revenue. Subscriber fees are solely related to The Outdoor Channel. Membership income is generated by our activities other than the operation of The Outdoor Channel; and includes membership sales, magazine sales, merchandise sales, and sponsored outings in connection with GPAA and Lost Dutchman’s.
      Total revenues for the year ended December 31, 2004 were $39,954,000, an increase of $8,266,000, or 26.1%, compared to revenues of $31,688,000 for the year ended December 31, 2003. This net increase was the result of changes in several items comprising revenue as discussed below.
      Advertising revenue for the year ended December 31, 2004 was $21,817,000, an increase of $5,421,000 or 33.1% compared to $16,396,000 for the year ended December 31, 2003. The increase was due, in part, to our improved ability to demonstrate the value of advertising on The Outdoor Channel to national advertisers. Nielsen reported that we had approximately 24.8 million subscribers for the month of December 2004 compared to 25.7 million for the month of December 2003 a decrease of 0.9 million or 3.5%. (Nielsen revises this estimate each month and as of June 2005, Nielsen reported that we had approximately 24.6 million subscribers). Having Nielsen ratings and demographic data enabled us to better utilize our inventory of available advertising time and increase our effective rates realized on our advertising time on The Outdoor Channel. Further, as demand for our air time increased, we negotiated higher fees from third party programmers that purchase advertising time in connection with the airing of their programs on The Outdoor Channel.
      Subscriber fees for the year ended December 31, 2004 were $13,391,000, an increase of $2,555,000 or 23.6% compared to $10,836,000 for the year ended December 31, 2003. The increase was primarily due to: an increased number of paying subscribers as we increased the number of service providers carrying The Outdoor Channel from approximately 5,400 at the end of 2003 to 5,700 at 2004 year end; contractual subscriber fee rate increases with existing service providers carrying The Outdoor Channel; the beginning of payments late in 2003 from certain carriers who had previously received The Outdoor Channel without charge; and the increasing penetration of The Outdoor Channel on existing distributors such as National Cable Television Cooperative, or NCTC, DIRECTV, Comcast, DISH Network and Charter.
      Membership income for the year ended December 31, 2004 was $4,746,000, an increase of $290,000 or 6.5% compared to $4,456,000 for the year ended December 31, 2003. The increase in membership income was driven by increased attendance at our gold expositions and greater participation in our annual expedition to Cripple River, Alaska in 2004 compared to 2003.
     Expenses
      Expenses consist of the cost of (1) satellite transmission fees; (2) advertising and programming; (3) compensation expense from exchange of TOC stock options; and (4) selling, general and administrative expenses.
      Total expenses for the year ended December 31, 2004 were $79,493,000, an increase of $55,432,000, or 230.4%, compared to $24,061,000 for the year ended December 31, 2003. As a percentage of revenues, total expenses are 199.0% and 75.9% in the years ended December 31, 2004 and 2003, respectively. The increase in expenses was due to several factors, but is principally driven by the non-cash, non-recurring compensation expense incurred by the issuance of options to employees of TOC in connection with the TOC merger with a value of $47,983,000 in accordance with the terms of the acquisition by Outdoor Channel Holdings of the remaining 17.6% minority interest in TOC it did not already own.
      Satellite transmission fees for the year ended December 31, 2004 were $2,351,000, a decrease of $72,000, or 3%, compared to $2,423,000 for the year ended December 31, 2003. This relatively static comparison reflects the substantially fixed nature of our contracts for these services and a negotiated price decrease in the contract. We are scheduled for a price increase in October 2005 amounting to $5,000 per month. However, we have plans to build our own broadcast facility during 2005 that should be operational before the scheduled increase which is expected to result in a decrease of $12,000 per month.
      Advertising and programming expenses for the year ended December 31, 2004 were $8,117,000, an increase of $3,233,000 or 66.2% compared to $4,884,000 for the year ended December 31, 2003. The increase in advertising and programming expenses is principally a result of our increased spending on consumer and trade industry awareness campaigns to build demand for The Outdoor Channel. Also, contributing to the increase, we produced more of our programming in-house. Advertising and programming expenses are expected to increase as a percentage of revenue as we pursue our strategy to produce more programming in-house as opposed to contracting with third party producers.
      Compensation expense from exchange of employee stock options for the year ended December 31, 2004 was $47,983,000 and was incurred as a result of our issuance of 3,687,125 options to employees of TOC in accordance with the terms of our acquisition of all of the minority interest in TOC we did not already own.
      Selling, general and administrative expenses for the year ended December 31, 2004 were $21,042,000, an increase of $4,288,000 or 25.6% compared to $16,754,000 for the year ended December 31, 2003. As a percentage of revenues, selling, general and administrative expenses were 52.7% and 52.9% for the year ended December 31, 2004 and 2003, respectively. This increase was primarily due to the initiation of a program to provide digital receivers to a number of our carriers, increased personnel costs and other costs as further discussed below.
      During 2004, we made the decision to cease transmitting The Outdoor Channel as an analog signal in order to conserve bandwidth and further our transition to full digital transmission in preparation for the launch of Outdoor Channel 2 HD. To equip existing analog based service providers and to attract new service providers, we began providing service providers digital receivers which have the capability to output the signal in either a digital or analog format. In 2004, we spent approximately $1,110,000 on such receivers. This receiver program was substantially completed in 2004; however, we expect to continue to provide newly launched service providers with such a receiver on an as-needed basis.
      Personnel expenses increased approximately $1,100,000 in the year ended December 31, 2004 over 2003 principally as a result of additional hiring during 2004. As of December 31, 2004, we had 139 employees as compared to 86 at December 31, 2003. Further, we experienced increases in other components of selling, general and administrative expenses such as professional fees and associated costs related to our reincorporation from Alaska to Delaware, listing of our common stock on the Nasdaq National Market System, increased depreciation expense as a result of equipment purchased in 2004 and 2003 to support our growth, and our increased travel related costs associated with our increased advertising sales staff, support of our growing number of service providers and the promotion of The Outdoor Channel.
     Income (Loss) From Operations
      Income (loss) from operations for the year ended December 31, 2004 was ($39,539,000), a change of $47,166,000 compared to $7,627,000 for the year ended December 31, 2003. As a percentage of revenues, income (loss) from operations was (99.0%) and 24.1% for the year ended December 31, 2004 and 2003, respectively. If the effect of the non-cash, non-recurring compensation expense of $47,983,000 related to the assumption of stock options held by employees of TOC is excluded, income from operations for 2004 would have been $8,444,000, an increase of $817,000 or 10.7% compared to income from operations for 2003. Income from operations as adjusted for the non-cash, non-recurring expense of $47,983,000 grew at a slower pace than revenue during 2004 reflecting our investment in subscriber acquisition programs, increased in-house programming and receivers for our service providers. As we continue our launch of Outdoor Channel 2 HD, we will incur start-up and operating costs in 2005 that are unlikely to be immediately offset by revenues, thus negatively impacting our operating margins in the near term. There can be no assurance that these strategies will be successful.

     Interest Income, Net
      Interest income, net for the year ended December 31, 2004 was $81,000, an increase of $68,000 compared to $13,000 for the year ended December 31, 2003. This improvement was primarily due to the retirement of our debt to stockholders during 2003, resulting in less interest expense complemented by the interest earned on increased cash balances.

Income (Loss) Before Income Taxes and Minority Interest in Net Income of Consolidated Subsidiary
      Income (loss) before income taxes and minority interest decreased significantly as a percentage of revenues to (98.7%) for the year ended December 31, 2004 compared to 24.1% for the year ended December 31, 2003.
      The TOC segment’s income before income taxes and minority interest expressed as a percentage of revenue decreased to 28.8% for the year ended December 31, 2004, compared to 34.7% for the year ended December 31, 2003. The decrease was due mainly to the implementation in 2004 of our digital receiver program; the growth of our advertising and programming expenses in the third quarter of 2004; and increases in personnel expenses resulting from the increase in the average number of TOC employees in 2004 compared to 2003.
      The Membership Division segment’s income (loss) before income taxes and minority interest expressed as a percentage of revenues improved to 6.6% for the year ended December 31, 2004 compared to a loss of 12.8% for the year ended December 31, 2003. The increase principally reflects a concerted effort to control costs and make adjustments in our marketing and advertising that yielded increased sales, particularly as it relates to our expedition to Cripple River, Alaska, while spending less on selling, general and administrative expenses.
      Corporate’s loss before income taxes and minority interest for the year ended December 31, 2004 was $49,732,000, an increase of $48,689,000 compared to the loss of $1,043,000 for the year ended December 31, 2003. The expenses allocated to this unit include: the non-cash, non-recurring compensation expense of $47,983,000 in the third quarter of 2004 which resulted from the issuance of stock options to employees if TOC in connection with the acquisition of the minority interest in TOC, professional fees including public relations, accounting and legal fees, business insurance, board of directors fees and expenses and an allocation of corporate officers’ payroll and related expenses. The increase in the expenses of Corporate is principally related to costs associated with the acquisition of the minority interest in TOC, legal fees resulting from corporate restructuring, including our listing on the Nasdaq National Market and various securities filings fees.
     Income Tax Provision (Benefit)
      Income tax provision (benefit) for the year ended December 31, 2004 was a benefit of $15,946,000, a change of $19,108,000 as compared to a $3,162,000 expense for the year ended December 31, 2003. The significant decrease was due to the Company recognizing an income tax benefit of $19,098,000 arising from a non-cash, non-recurring compensation expense charge of $47,983,000 which resulted from the assumption of employee stock options in connection with the acquisition of the minority interest in TOC. The effective income tax rate was approximately 40.4% and 41.3% for the years ended December 31, 2004 and 2003, respectively.
     Minority Interest in Net Income of Consolidated Subsidiary
      Minority interest for the year ended December 31, 2004 was $682,000 compared to $897,000 for the year ended December 31, 2003. Minority interest was eliminated in the month of September 2004 due to our acquisition of the remaining minority interest in TOC which we did not already own. The amount reported for the year ended December 31, 2004 reflects approximately eight months of the minority interest in 2004 while 2003 reflects a full twelve months. Further, based on our current ownership of our subsidiaries a minority interest in our subsidiaries is not expected to continue as a result of our current capital structure.
     Net Income (Loss)
      Net income (loss) for the year ended December 31, 2004 was ($24,160,000) a change of $27,754,000 compared to $3,594,000 for the year ended December 31, 2003. As a percentage of revenues, net income (loss) was (60.5%) and 11.3% for the years ended December 31, 2004 and 2003, respectively. If the non-cash, non-recurring compensation expense of $47,983,000 and the corresponding income tax benefit of $19,098,000 incurred as a result of our acquisition of the minority interest in TOC described above is excluded, net income for the year ended December 31, 2004 would have been $4,725,000 or 11.8% of sales.
Comparison of Years Ended December 31, 2002 and December 31, 2003
      The following table discloses certain financial information for the periods presented, expressed in terms of dollars, dollar change, percentage change and as a percentage of total revenue (all dollar amounts are in thousands):

					% of Total
			Change		Revenue

	2002	2003	$	%	2002	2003

Revenues:
Advertising	$10,969	$16,396	$5,427	49.5%	51.3%	51.7%
Subscriber fees	6,071	10,836	4,765	78.5	28.4	34.2
Membership income	4,353	4,456	103	2.4	20.3	14.1

Total revenues	21,393	31,688	10,295	48.1	100.0	100.0

Expenses:
Satellite transmission fees	2,359	2,423	64	2.7	11.0	7.6
Advertising and programming	3,854	4,884	1,030	26.7	18.0	15.4
Selling, general and administrative	10,604	16,754	6,150	58.0	49.6	52.9

Total expenses	16,817	24,061	7,244	43.1	78.6	75.9

Income from operations	4,576	7,627	3,051	66.7	21.4	24.1
Gain on sale from issuance of common stock	46	—	(46)	(100.0)	0.2	0.0
Gain on sale of marketable securities	—	13	13	NM	0.0	0.0
Interest income (expense), net	(1)	13	14	NM	0.0	0.0

Income before income taxes and minority interest	4,621	7,653	3,032	65.6	21.6	24.1
Income tax provision	1,882	3,162	1,280	68.0	8.8	10.0

Income before minority interest	2,739	4,491	1,752	64.0	12.8	14.1
Minority interest in net income of consolidated subsidiary	444	897	453	102.0	2.1	2.8

Net income	$2,295	$3,594	$1,299	56.6%	10.7%	11.3%

*NM — Not Meaningful

Revenues
      Total revenues for the year ended December 31, 2003 were $31,688,000, an increase of $10,295,000, or 48.1%, compared to revenues of $21,393,000 for the year ended December 31, 2002. This increase was the result of changes in several items comprising revenue.
      Advertising revenue increased to $16,396,000 for the year ended December 31, 2003 from $10,969,000 for the year ended December 31, 2002, an increase of $5,427,000 or 49.5%. The increase is driven by being better able to compete for national advertising business as a result of obtaining Nielsen ratings in July 2002 which allowed us to demonstrate our household delivery for the full year of 2003 compared to only a partial year in 2002. Nielsen reported that we had 25.7 million subscribers for the month of December 2003 compared to 18.7 million for the month of December 2002, an increase of 7.0 million or 37.4%. The fact that we had Nielsen ratings and demographic data coupled with the increased subscribers allowed us to better utilize our inventory of available advertising time and increase our effective rates realized on our advertising time on The Outdoor Channel.
      Subscriber fees for the year ended December 31, 2003 were $10,836,000, an increase of $4,765,000 or 78.5%, compared to $6,071,000 for the year ended December 31, 2002, primarily due to an increase in paying subscribers. We increased the number of service providers carrying The Outdoor Channel to approximately 5,400 at the end of 2003 from approximately 4,900 at 2002 year-end. Other factors that contributed to the increase include subscriber fee rate increases with existing service providers; beginning of payments in late 2003 from certain carriers who had previously received The Outdoor Channel without charge; and the third quarter 2002 launch of The Outdoor Channel® on DIRECTV®.
      Membership income for the year ended December 31, 2003 was $4,456,000, an increase of $103,000 or 2.4%, compared to $4,353,000 for the year ended December 31, 2002. We believe that most of this increase in membership income was a result of increased demand for memberships and merchandise sales arising primarily from programming aired on The Outdoor Channel.

Expenses
      Total expenses for the year ended December 31, 2003 were $24,061,000, an increase of $7,244,000, or 43.1%, compared to $16,817,000 for the year ended December 31, 2002. As a percentage of revenues, total expenses are 75.9% and 78.6% in 2003 and 2002, respectively. The increase in expenses was principally driven by increasing costs to support our revenue growth.
      Satellite transmission fees for the year ended December 31, 2003 were $2,423,000, an increase of $64,000 or 2.7%, compared to $2,359,000 for the year ended December 31, 2002. The small increase in these fees reflects the fixed nature of these contracts.
      Advertising and programming expenses for the year ended December 31, 2003 were $4,884,000, an increase of $1,030,000 or 26.7%, compared to $3,854,000 for the year ended December 31, 2002. Expressed as a percentage of revenue, advertising and programming expenses were 15.4% and 18.0% in 2003 and 2002, respectively. The dollar increase reflects an increase in spending on our consumer and trade awareness programs. In 2003, The Outdoor Channel produced more programs in-house as opposed to licensing our programming from third parties which increased our programming costs.
      Selling, general and administrative expenses were $16,754,000 for the year ended December 31, 2003, an increase of $6,150,000 or 58.0%, compared to $10,604,000 for the year ended December 31, 2002. As a percent of revenues, selling, general and administrative expenses were 52.9% and 49.6% in 2003 and 2002, respectively. The increase of this expense is primarily due to additional hiring. As of December 31, 2003 we had 86 employees as compared to 65 at year end 2002. Other factors that contributed to the increase include: increased depreciation expense as a result of our equipment purchases in 2003 and 2002; travel related to our increased sales staff and others to promote The Outdoor Channel; increased research costs associated with purchasing Nielsen ratings and data; and increased professional fees including public relations, accounting and legal fees.
      Also increasing our selling, general and administrative expenses is the inclusion of costs associated with the resignation of an officer/ director in November 2003 amounting to approximately $625,000 or 2% of revenues. In addition we incurred approximately $251,000 in expenses relating to conversion of stock subscriptions receivable for services.

Income From Operations
      Income from operations for the year ended December, 31, 2003 was $7,627,000, an increase of $3,051,000 or 66.7%, compared to $4,576,000 for the year ended December 31, 2002. As a percentage of total revenues, income from operations increased to 24.1% for the year ended December 31, 2003 compared to 21.4% for the year ended December 31, 2002. This increase was due mainly to the increased revenues outlined above.

Interest Income (Expense), Net
      Interest income (expense), net for the year ended December 31, 2003 was a net income of $13,000, compared to a net expense of $1,000 for the year ended December 31, 2002. This improvement was primarily due to the repayment of our debt to certain stockholders during 2003, resulting in less interest expense complemented by the interest earned on its increased cash balances for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Income Before Income Taxes and Minority Interest in Net Income of Consolidated Subsidiary
      Income before income taxes and minority interest increased slightly as a percentage of revenues at 24.1% for the year ended December 31, 2003 compared to 21.6% for the year ended December 31, 2002. The improvement is a result of us being able to grow our revenues faster than expenses.
      The Outdoor Channel segment’s income before income taxes and minority interest as a percentage of revenue increased to 34.7% for the year ended December 31, 2003, compared to 26.7% for the year ended December 31, 2002. This improvement reflects the operating leverage inherent in TOC’s business as revenue growth outpaced expense growth.
      The Membership Division segment’s income (loss) before income taxes and minority interest as a percentage of revenues decreased to a loss of 12.8% for the year ended December 31, 2003 compared to a profit of 3.5% for the year ended December 31, 2002 as a result of incurring rate increases on general and health insurance, increased expenditures for publishing our magazines and mining guide principally related to rate increases, and increases in payroll and related costs.
      Corporate’s loss before income taxes and minority interest in 2003 was $1,043,000. The expenses allocated to this unit include: professional fees including public relations, accounting and legal fees, the inclusion of severance associated with the resignation of an officer/ director in November 2003 and the conversion of stock subscriptions receivable for services rendered.

Income Tax Provision
      Income tax provision for the year ended December 31, 2003 was $3,162,000 as compared to $1,882,000 for the year ended December 31, 2002. This was due to us earning more pre-tax income in 2003 as compared to 2002. The effective income tax rate was approximately 41% for each of the years ended December 31, 2003 and 2002.

Minority Interest in Net Income of Consolidated Subsidiary
      Minority interest for the year ended December 31, 2003 was $897,000 compared to $444,000 for the year ended December 31, 2002. This was due to the increased profitability of TOC.

Net Income
      Net income for the year ended December 31, 2003 was $3,594,000 compared to $2,295,000 for the year ended December 31, 2002. This was due to the increased profitability of TOC partially offset by the losses of the membership segment.

Liquidity and Capital Resources
Quarter Ended March 31, 2005
      We used $447,000 of cash in our operating activities in the three months ended March 31, 2005, compared to the cash provided by operating activities of $1,800,000 in the three months ended March 31, 2004 and had a cash and cash equivalents balance of $11,154,000 at March 31, 2005, which was a decrease of $1,951,000 from the balance of $13,105,000 at December 31, 2004. Net working capital decreased to $16,455,000 at March 31, 2005, compared to $17,042,000 at December 31, 2004.
      Net cash used in investing activities was $1,668,000 in the three months ended March 31, 2005 compared to $430,000 for the three months ended March 31, 2004. The increase in cash used in investing activities was primarily related to additional capital expenditures to build our inventory of cameras and edit equipment to support our increased efforts to produce more of our programming in-house as opposed to licensing such programming from third parties and in particular to increase our HD camera and editing equipment. Also included in capital expenditures is “in-construction” related to the build-out of our new broadcast facility described below.
      Net cash provided by financing activities was $164,000 in the three months ended March 31, 2005 compared to $828,000 for the three months ended March 31, 2004. The financing activity in both 2005 and 2004 is primarily a result of the exercise of employee and service provider stock options from our 1995 incentive stock option plan. More options were eligible for exercise in 2004 than in the comparable period in 2005.
      During 2004, we entered into a credit facility providing for a revolving line of credit of up to $5,000,000 of available borrowings. The borrowings under the credit facility are secured by our accounts, instruments, documents, chattel paper, general intangibles, contract rights, investment property, certificates of deposit, deposit accounts, letter of credit rights, inventory, and equipment. The credit facility matures on September 5, 2005 and contains customary financial and other covenants and restrictions including a change of control provision. As of March 31, 2005 and as of the date of this prospectus, we did not have any amounts outstanding under the credit facility.
      Driven by a need to increase office space, we reassessed our facilities including floor space utilization, master control equipment, uplink equipment, and other needs during the year ended December 31, 2004. On February 22, 2005 we announced our intention to purchase a 28,000 square foot building in Temecula, California for approximately $2.6 million and have executed a Purchase and Sale Agreement and Escrow Instructions to complete the purchase later this year. We have entered into a lease agreement for this property whereby we are leasing the premises until the expected closing. This building is planned to house our broadcast facility including our master control, our uplink satellite dish and various programming personnel. We currently estimate that capital expenditures to complete the build-out including updated equipment could exceed $8 million. While we believe that such estimated capital expenditures can be funded from its cash on hand or cash from operations, we are currently exploring long-term debt financing and other alternatives with regard to the possible funding of a portion of these estimated capital expenditures. As of the date hereof, we have not obtained any actual commitments with regard to such financing.
      As of March 31, 2005, we generated sufficient cash flow from operations to meet our short-term cash flow requirements. We believe that our existing cash resources and anticipated cash flows from operations and the net proceeds from this offering will be sufficient to fund our operations at current levels and anticipated capital requirements through at least June 30, 2006. To the extent that such amounts are insufficient to finance our working capital requirements or our desire to expand operations beyond current levels, we could seek additional financing. There can be no assurance that additional equity or debt financing will be available if needed or, if available, will be on terms favorable to us or our stockholders.

Year Ended December 31, 2004
      We generated cash from operations of $8,045,000 in 2004, compared to $6,190,000 in 2003 and had a cash and cash equivalents balance of $13,105,000 at December 31, 2004, an increase of $5,891,000 from the balance of $7,214,000 at December 31, 2003. Net working capital increased to $17,042,000 at December 31, 2004, compared to $11,345,000 at December 31, 2003.
      Net cash used in investing activities was $3,312,000 in 2004 compared to $2,295,000 in 2003, an increase of $1,017,000. The increase was primarily related to additional capital expenditures to build our inventory of cameras and edit equipment to support our increased efforts in production of programming in-house as opposed to licensing from third parties, in particular to increase our HD equipment.
      Net cash provided by financing activities was $1,158,000 in 2004 compared to $71,000 in 2003, an increase of $1,087,000. The increase was primarily as a result of the exercise of employee and service provider stock options from our 1995 incentive stock option plan.
      A summary of the Company’s contractual obligations as of December 31, 2004:

			Over 1 year	Over 3 years
		Less than	Less than	Less than	After
	Total	1 year	3 years	5 years	5 years

	(In thousands)
Capital lease obligations	$35	$26	$9	$—	$—
Operating lease obligations	13,416	2,903	3,373	3,360	3,780
Standby letter of credit	140	—	—	—	140
Purchase obligations	10,744	6,767	3,877	100	—
Other long-term liabilities	377	45	30	142	160

Total	$24,712	$9,741	$7,289	$3,602	$4,080

BUSINESS
Company Overview
      We own and operate The Outdoor Channel®, a national television network devoted to traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. Our target audience is comprised of sportsmen and outdoor enthusiasts throughout the U.S. According to a survey by the U.S. Fish and Wildlife Service, in 2001 there were over 82 million outdoor enthusiasts throughout the U.S. who spent in excess of $100 billion in pursuit of their outdoor activities. As of June 7, 2005, we had relationships or agreements with approximately 5,700 cable and satellite service providers to carry The Outdoor Channel, including the 10 largest in the U.S. Through these arrangements, we believe The Outdoor Channel is available to over 74.7 million U.S. households. According to estimates by Nielsen, The Outdoor Channel is subscribed to by approximately 24.6 million households in June 2005.
      The Outdoor Channel was established in 1993 and began broadcasting 24 hours a day in May 1994. Since inception, we have been committed to providing excellent programming and customer service to our distribution partners. In recognition of our efforts, The Outdoor Channel was named Programmer of the Year in 2003 by the National Cable Television Cooperative. We believe The Outdoor Channel provides viewers with a unique destination for authentic, informative and entertaining outdoor programming. As a result, we believe that our viewers tend to be more loyal and spend more time watching The Outdoor Channel than other networks that offer outdoor programming. We also believe that The Outdoor Channel has become a desirable network for advertisers of products and services used by outdoor enthusiasts.
      We also own and operate two national membership organizations, Gold Prospector’s Association of America, LLC, or GPAA, and LDMA-AU, Inc., or Lost Dutchman’s. The theme of these organizations is the search for gold deposits and treasures while enjoying the outdoors. Initially, we created The Outdoor Channel to market the membership in these organizations by airing programming related to these activities. Through this process, we discovered that members in these organizations were very enthusiastic about their activities which resulted in a strong consumer demand for The Outdoor Channel. We believe by airing programs associated with our membership organizations and other membership, or affinity, organizations, such as the National Rifle Association and the North American Hunting and Fishing Clubs, we enhance consumer demand and consequently increase the number of subscribers to The Outdoor Channel.
Industry
      Historically, television broadcasters have transmitted signals through the airwaves and households received the signals through antennas at no cost. This method of broadcasting signals had several disadvantages. The signal could not reach many areas due to signal strength, remoteness of many communities and topography. In addition, for those households that could receive the signal, it often produced poor picture and sound quality.
      Unlike traditional television broadcasters which deliver their programming without charge, cable companies provide subscription television service for a fee. These service providers transmit signals through coaxial cable connected directly to individual homes. In most markets, this service delivers a much improved picture and sound quality and offers an increased number and wider variety of channels as compared to broadcast television. In addition to using cable for connectivity, companies use satellite technology to provide subscription television service directly to households. This industry of providing television service to households for a fee, or on a subscription basis, is typically referred to as “pay television.”

Industry Participants
      The pay television industry is comprised primarily of two segments: service providers and television networks.

      Service Providers. Pay television service providers, also commonly referred to as distributors, are comprised of two types: cable and satellite. These service providers own and operate the platforms they use to deliver television programming to subscribers. Cable and satellite service providers compete against each other for subscribers. These service providers attempt to create a mix of channels, or tiers, that will be attractive to the households in the markets they serve in an effort to attract and retain these households as subscribers. Service providers generate revenue primarily by selling television service to households. They also make many of the programming decisions, including which channels to carry and in which packaged offering, or tier, a channel should be included.

Cable Systems. Pay television cable systems consist of two groups: independent cable providers and multi-system cable operators, or MSOs. Independent cable providers are smaller, individual systems that deliver the television signal to households in only one or a limited number of regions. Generally, independent cable service providers operate in distinct markets that range from large metropolitan centers to small rural areas and do not compete directly with each other in their respective markets. In comparison, MSOs are companies that are affiliated with, or control, a number of regional or individual cable systems. Examples of MSOs include Time Warner Cable and Comcast Cable Communications. In many instances, channels need to establish a relationship with an MSO in order to pursue carriage on its affiliated regional cable systems. As of June 2005, cable providers delivered pay television to approximately 71.8 million U.S. households, according to Nielsen estimates.

Satellite Systems. Pay television satellite systems deliver television signals to households via orbiting satellites using digital technology. Unlike cable, where the service providers generally do not compete against each other, satellite service providers compete against each other directly because reception from any one satellite service provider is generally available to substantially all viewers wishing to subscribe to it. Examples of satellite service providers include DIRECTV® and DISH Network™. As of June 2005, there were approximately 22.5 million homes receiving pay television using some means other than cable, according to Nielsen. We believe that most of these households subscribe to a satellite service.

      Networks. Networks, also commonly referred to as television channels, bring together television programs and package them into a branded schedule of entertainment. The two types of networks include broadcast networks, which are available to households through traditional broadcast free of charge, and pay television networks, which are only available to households through cable and satellite service providers. Most networks are owned by MSOs or media conglomerates. In order to secure the content necessary for a cohesive schedule, channels can produce programming internally and acquire third-party programming from production companies. Broadcast networks, which are regulated by the Federal Communications Commission, or the FCC, generate revenue primarily by selling advertising whereas pay television networks generate revenue by both selling advertising included in their programming and through subscription fees paid by service providers for the right to deliver the network to their customers.
      To gain distribution to households, new networks need to establish carriage agreements with service providers. In order to initiate or improve carriage, many networks, and in particular those networks not affiliated with any major service provider, may need to offer launch incentives, which can include marketing support, upfront cash payments or other forms of incentives. These incentives or payments are typically made on a per-subscriber basis and generally before receiving any subscriber fee revenues.

Trends in Pay Television
      Transition from Analog to Digital in Cable Systems. Cable distribution has been undergoing dramatic changes in the technologies that are used to deliver programming and services including digital transmission technology. Digital transmission enables improved picture and sound quality, faster signal transmission and additional channel capacity. Cable system operators can now offer additional services such as pay-per-view, video-on-demand and connectivity for Internet and telephone service. We believe households that receive a digital signal account for over one-third of the households reached by cable providers.

      Emergence of High Definition Television. Digital transmission technology, whether used by cable or satellite systems, provides a platform for a new content category: high-definition television, which is commonly referred to as HD TV. HD TV offers a clearer and sharper picture and enhanced sound, as compared to standard definition television. In addition, HD TV provides a wider field of vision than a standard definition television. In order to deliver HD TV, service providers have invested and are expected to continue to invest in HD-enabled infrastructure. The number of U.S. households that are expected to be viewing HD TV is projected to grow to 41.6 million by year-end 2007, according to the Yankee Group.
      Channel Proliferation. Increased system capacity has enabled service providers to carry channels that offer programming on more focused subject matter and themes. These channels can capture an audience that is interested in a particular subject and chooses to watch dedicated and consistently themed programming. We believe the audience demographics of these specialized channels tend to be more highly concentrated than those of general entertainment or broadcast channels. As a result, such specialized channels offer advertisers an opportunity to communicate with a highly targeted and relevant audience. Based on an analysis of Nielsen data by the Cabletelevision Advertising Bureau, from 1992 through 2003 cable television attracted viewers as viewership of national commercial broadcast networks declined, and during the 2003/04 official TV season, more viewers watched television on cable networks than on broadcast networks ABC, CBS, NBC and FOX.
      Focused and Segmented Advertising. We believe many advertisers have become increasingly dissatisfied with the results of broadcasting to a broad audience and have become increasingly focused on maximizing the returns generated per advertising dollar. We believe that individual, specialized channels on pay television offer advertisers the opportunity to reach a more focused demographic as compared to broadcast television. To this end, we believe many advertisers have begun dedicating portions of their advertising budgets towards channels focused on targeted market segments.
Our Competitive Strengths
      We believe the following strengths enable us to offer a network that is appealing to viewers, service providers and advertisers.
Authentic, Informative and Entertaining Outdoor Programming
      We believe that The Outdoor Channel is a preferred destination for television viewers seeking high-quality, traditional outdoor programming. We are differentiated from other television networks categorized as sports networks that offer outdoor programming through our focus on traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. Our programming does not include team sports or “extreme sports” that other networks offer, which we believe dilutes the interest of our target audience. We believe this strategy has enabled us to build a loyal audience that tends to watch The Outdoor Channel instead of other channels that offer outdoor programming.
Attractive Viewer Demographics
      We believe that The Outdoor Channel delivers a television audience that may not be available through other networks and is particularly desirable for advertisers seeking to target a large and concentrated audience of outdoor enthusiasts. We believe The Outdoor Channel audience consists primarily of males between the ages of 25 and 54, representing a demographic for which many advertisers allocate a portion of their budgets. According to studies by Mediamark Research Inc., in the fall of 2004, over 78% of the viewers of The Outdoor Channel were male. Nielsen indicates that during primetime in December 2004 the majority of our viewers did not watch competing specialized sports channels, such as ESPN2, Outdoor Life Network or Speed Channel.

Large Outdoor-Focused Market
      We believe our programming appeals to traditional outdoor sports enthusiasts, including those who hunt and fish. According to the U.S. Fish and Wildlife Service’s latest survey conducted in 2001, there were estimated to be over 82 million people who participated in outdoor recreation and spent in excess of $100 billion pursuing these activities. Of this amount, people who participated in fishing or hunting collectively spent approximately $70 billion in pursuit of these activities. In addition, we believe our programming, which also includes off-road motor sports and other outdoor related lifestyle programming, appeals to an even broader audience. We also believe that our programming appeals to viewers that may have participated in traditional outdoor sports in the past or desire to do so in the future. As we continue to increase our subscriber base, we believe that national accounts will advertise on The Outdoor Channel to reach our focused audience of outdoor enthusiasts.
Extensive Service Provider Relationships
      We have relationships or affiliate agreements with the majority of pay television service providers, including the 10 largest in the U.S. In fact, The Outdoor Channel was carried by the highest percentage of cable operators among those networks with less than 35 million subscribers, according to a December 2004 survey by Beta Research Corporation. According to Nielsen, The Outdoor Channel has approximately 24.6 million subscribers in June 2005. Based on our estimates, The Outdoor Channel is currently available to, and could potentially be subscribed by, over 74.7 million households.
Highly Leverageable Business Model
      We anticipate that we will be able to transmit our programming to additional subscribers with little or no incremental delivery costs. We also believe that our programming, focused on traditional outdoor activities and recorded in natural settings, tends to be less expensive to produce than programming that requires elaborate sets, soundstages, highly compensated actors and a large production staff. Furthermore, the timeless nature of our outdoor programming allows us to rebroadcast and use our programming for additional purposes.
Experienced and Committed Management Team
      The members of our senior management team and our board of directors have significant experience in the cable television sector and many of them have been associated with us for a considerable amount of time. The Outdoor Channel was founded by outdoor enthusiasts for outdoor enthusiasts. We believe that our thorough knowledge of the market for, and our active participation in, outdoor activities fosters an unwavering commitment to programming that is relevant to our viewers, producers, advertisers and sponsors.
Our Business Growth Strategies
      The principal components of our strategy to grow our business are as follows.
Seek to Grow Our Subscriber Base
      As a result of our focused content and affinity group marketing initiatives, we have been successful in increasing our subscriber base to approximately 24.6 million households in June 2005, as estimated by Nielsen, from our estimate of approximately 5.3 million households in 1999. We intend to seek new opportunities to continue to grow our subscriber base through the following initiatives.
      Expand distribution relationships. We intend to expand our marketing and sales efforts to grow our subscriber base. Through our existing relationships with carriers, we intend to offer service providers incentives to migrate our channel from premium packages to more affordable basic or expanded basic service packages with a greater number of subscribers. In addition, we plan to continue to pursue agreements with additional service providers. The incentives we intend to offer to service providers may include, but are not limited to, the following:

•	local marketing support, such as promotional materials and sharing of costs for local advertising;

•	training support for customer service representatives;

•	subscription fee waivers for a limited time; and

•	upfront payments to service providers, in the form of cash or our securities.
      Adopt HD technology early–Outdoor Channel 2 HDSM. In March 2005, we began broadcasting a new channel called Outdoor Channel 2 HD with similar but different programs, produced entirely in high definition. We believe that HD television complements our outdoor-themed content and represents a significant opportunity for us to expand our distribution and subscriber base. The audio and visual characteristics of HD substantially enhance the experience and sense of adventure provided by our programming. As a validation of the high quality, visually compelling nature of our HD programming, through an arrangement with Premier Retail Networks, Inc., we provide branded HD content being used to promote the sales of HD television sets in well known retail stores, such as Wal-Mart, Circuit City and Best Buy. As an early adopter of HD TV technology, we are ready to assist service providers as they migrate their offerings to HD TV by providing quality HD TV programming, thereby gaining distribution to this new customer segment early in its development. In addition, in an effort to increase distribution of The Outdoor Channel, we intend to offer price incentives to those service providers desiring to distribute both The Outdoor Channel and Outdoor Channel 2 HD.
      Broaden our consumer-focused marketing. Our consumer marketing strategy is designed to increase consumer, or subscriber, demand. We currently have working relationships with numerous affinity organizations whose members are interested in outdoor activities such as hunting, fishing and shooting sports, off-road motor sports and other outdoor related lifestyle activities. We plan to strengthen these current relationships and to seek opportunities to enter into similar relationships with additional affinity groups and membership organizations interested in traditional outdoor activities and related pursuits. We also plan to increase consumer demand by expanding our marketing efforts to include broader-based advertising to enhance awareness of The Outdoor Channel and reach new viewers interested in outdoor activities. We believe that increased consumer awareness of our programming will create additional demand for The Outdoor Channel and encourage service providers to offer The Outdoor Channel within their most widely subscribed programming packages.
Increase Sales and Marketing Efforts to Attract National Advertisers
      We plan to attract additional national advertisers to The Outdoor Channel, and we believe it will become easier to do so if we are successful in our efforts to grow our subscriber base. Over the past several years, we have increased our efforts to demonstrate the benefits of advertising on The Outdoor Channel to companies that advertise nationally. A significant portion of the increase in our advertising revenue over the last two years is attributable to increases in national advertising on The Outdoor Channel.
      Currently, national advertisers such as Ace Hardware, Auto Zone, Cabela’s, Dickies, Geico Insurance, Honda, Jack Daniel’s, John Deere, Kawasaki, Quaker State, Remington and the U.S. Army regularly advertise on The Outdoor Channel. We believe our viewer demographics are attractive to these and many other national advertisers. In an effort to increase our advertising revenue, we recently opened a New York advertising sales office and plan to increase our visibility to national advertisers.
      We also offer national advertisers the opportunity to sponsor several hours of themed programming as a means to increase brand awareness and visibility to a targeted audience. These opportunities, which we refer to as block-programming sponsorships, enable advertisers to embed advertising messages and products in the programming itself in addition to purchasing traditional commercial spots. Our current block-programming sponsorships include Monday Night Fishing sponsored by Cabela’s, Tuesday Night Hunting sponsored by Mossy Oak and Wednesday Night Horsepower sponsored by Optima Batteries.
Create and Acquire High-Quality, Popular Programs
      Historically, we have contracted with third-party producers to provide a majority of our programming. These third-party producers retain ownership of their programming that we air and typically purchase from us a block of the advertising time available during the airing of their programming which they then resell to advertisers or use themselves. We currently produce approximately 20% of our programming schedule. In the future, we intend to produce more in-house programming and acquire ownership of programs produced by third parties by entering into exclusive, multi-year agreements. We believe this will allow us to retain and sell more advertising time for our own account at higher rates.
      We believe our programming has qualities that will provide opportunities for rebroadcast or additional uses in the future. As we develop in-house programming and acquire additional programming, we expect to develop a library of standard definition and HD programs that may be re-broadcast with little incremental cost. As a secondary use, we intend to seek opportunities to sell the airing rights to portions of footage captured in the normal course of our program production to production companies in need of natural setting footage. In addition, we believe that by owning the content that we air on The Outdoor Channel, we can better leverage other potential opportunities that may exist such as DVD sales and international syndication.
Expand the Membership in Our Club Organizations
      We originally founded The Outdoor Channel in an attempt to more effectively market our club organizations, the theme of which is the search for small gold deposits and other treasure. In an effort to increase the membership base of GPAA and Lost Dutchman’s, we intend to continue to market to viewers of The Outdoor Channel and by producing programs that are specifically directed towards their interests. We will present to such viewers the benefits of membership in GPAA and Lost Dutchman’s while promoting subscriptions to our Gold Prospector & Treasure Hunters in the Great Outdoors magazine. In addition, we promote and market these two club organizations through direct mail campaigns and our promotion and sponsorship throughout the country of expositions dedicated to gold prospecting, treasure hunting and related interests. We also offer introductory outings at our campsites in an effort to increase membership sales in our national gold prospecting campground club and to increase the number of participants attending our unique expeditions held near Nome, Alaska and in the Motherlode area of California.
Sources of Revenue
      No single customer of ours accounts for greater than 10% of our total revenue. Our revenues from The Outdoor Channel are derived primarily from two sources, advertising fees and subscriber fees, as discussed below.
Advertising Fees
      We have two forms of advertising fees, short-form and long-form.
      Short-form Advertising. We sell short-form advertisements on The Outdoor Channel for commercial products and services, usually in 30 second increments. The total inventory for our short-form advertising consists of seven minutes per half hour. Of this available advertising time, one minute is reserved for the local service providers who may preempt the advertisement we insert into the program with a local advertisement. Of the remaining six minutes, we either sell it to advertisers for our own account or to third-party producers who then resell this time to advertisers for their own account or use it themselves.
      Advertisers purchase from us the one minute of advertising time per half hour that is reserved for the local service providers at a discount understanding that some of the service providers will superimpose their own spots over the advertising that we have inserted in the program, causing these advertisements to be seen by less than all of the viewers of any program. All of this advertising time is sold to direct response advertisers. Direct response advertisers rely on direct appeals to our viewers to purchase products or services from toll-free telephone numbers or websites and generally pay lower rates than national advertisers.
      For the advertising time that we retain for our own account, we endeavor to sell this time to national marketing firms and advertising agencies. The price we are able to charge for this advertising time is dependent on market conditions, perceived desirability of our viewers and, as estimated by Nielsen, the number of households subscribing to The Outdoor Channel and ratings. If we are unable to sell all of this advertising time to national firms and agencies, we sell the remaining time to direct response advertisers. We have been successful in increasing the amount of revenue generated by national advertisers in the last two years. The majority of our revenue from short-form advertising is a result of arrangements with advertising agencies, for which we pay a commission. However, we have some relationships with marketers who buy directly from us. Our average rates for the advertising time we sell to national advertisers has increased over time as a result of increased distribution, increased household delivery and by increasing demand for our advertising time through expanded sales efforts.
      For the advertising time that we sell to third-party producers, we receive revenue directly from the producers. This revenue is often at a lower rate than we may have received if we were to retain such time and sell it ourselves. The producers then resell this advertising time to others or use this time to advertise their own products or services.
      Our advertising revenue tends to reflect seasonal patterns of advertising expenditures, which is common in the broadcast industry. Typically, our advertising revenue from short-form advertising during the second quarter is greater than the first quarter, and the fourth quarter is greater than the third quarter of each year.
      Long-form Advertising. Long form advertisements are infomercials that we typically run for 30 minutes, the majority of which are during the overnight hours. In the future, we plan to reduce the programming time used for infomercials by replacing it with traditional outdoor programming.
Subscriber Fees
      Cable and satellite service providers typically pay monthly subscriber fees to us for the right to broadcast our channel. Our service provider contracts typically range from 5 to 10 years and contain an annual increase in the monthly subscriber fees. Our contracts also contain volume discounts for increased distribution by any one service provider.
Programming
      The Outdoor Channel’s programming emphasizes traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. Some examples of our programs are:

Hunting/ Shooting	Fishing	Special Interest

Ted Nugent Spirit of the Wild	Mark Sosin’s Saltwater Journal	World of Outlaws Sprint Car Racing*
Jim Zumbo Outdoors*	Randy Jones Strike Zone*	Monsters of Destruction*
Guns and Ammo TV	World Class Sportfishing*	Four Wheeler TV

*	Designates programs that are produced or owned by The Outdoor Channel, Inc.
     We either produce a program in-house, acquire or license a program from a third party. We have been producing in-house programs since our founding in 1993, and in 2004 we produced 16 regularly scheduled programs. Third-party programming license agreements typically provide that the producers retain ownership of the programming and that The Outdoor Channel is entitled to air each episode several times per week for periods ranging from three months to three years. Substantially all of our programming contracts with third parties allow us exclusive U.S. rights and non-exclusive foreign rights during the term of the licensing agreement. We currently produce approximately 20% of our programs in-house and license the remaining 80% of our programs from third-party producers.
Sales and Marketing
      Our sales and marketing efforts are focused on: (a) adding subscribers both through improved positioning with those service providers already carrying The Outdoor Channel and through new agreements with service provider systems not currently carrying The Outdoor Channel, (b) increasing demand from the viewing audience and (c) cultivating existing and pursuing new advertising clients.

Service Providers
      Generally, our sales and marketing efforts to increase distribution focus on developing strong relationships with existing and potential cable and satellite service providers through multiple points of contact including traditional sales visits, a dedicated customer service staff, an active local event team and the use of a dedicated web site. In addition to building strong relationships with our service providers, we are involved with a wide variety of traditional marketing efforts including advertising in trade publications, participating in industry trade shows, and supporting industry related associations. We anticipate that the widespread adoption of the digital and high definition products offered by our service providers will provide us with additional opportunities to grow and develop The Outdoor Channel and Outdoor Channel 2 HD. In order to strengthen the sales efforts of these service providers, we offer a wide variety of market specific support including the opportunity to partner with local outdoor clubs, local promotions, direct mail campaigns and integration into existing consumer marketing initiatives.

Consumers
      We market The Outdoor Channel to potential viewers to both create brand awareness and to drive consumer requests for carriage, or for more accessible packaging, by the service providers. These consumer-directed marketing efforts are coordinated with and may be funded in part by the service providers. These efforts often include traditional marketing campaigns consisting of print and radio advertising. We also use our website to market and promote The Outdoor Channel through schedule information, show synopses, games and contests.
      In addition, we have relationships with a number of outdoor clubs and organizations which provide opportunities for us to utilize their communication channels to reach their membership with targeted marketing messages. These relationships also allow The Outdoor Channel to be associated with organizations that have credibility and relevance to outdoor enthusiasts. Examples of the clubs and organizations with which we have developed these relationships include National Rifle Association, North American Hunting Club, North American Fishing Club and the National Wild Turkey Federation.
      We also have relationships and sponsorships with the following special interest groups: Congressional Sportsmen’s Foundation, National Shooting Sports Foundation, Paralyzed Veterans of America, International Hunter Education Association, International Association of Fish and Wildlife Agencies, U.S. Fish and Wildlife Service and Farmers and Hunters Feeding the Hungry.
      In addition, we purchase advertisements in magazines that specialize in content similar to The Outdoor Channel. We currently advertise in approximately 90 magazines, including American Rifleman, Flying, Heartland USA, Off-Road Adventures and Outdoor Life.

Advertisers
      Sales and distribution of The Outdoor Channel’s advertising time are conducted by The Outdoor Channel’s in-house sales personnel. In 2002, we began to subscribe to Nielsen’s services, and the availability of this information has become a critical tool in attracting advertisers. Our sales team sells directly to local, regional, and national advertising accounts, and continuously monitors available spots in an effort to maximize advertising revenue. To increase our visibility in the advertising community, we advertise in trade publications directed toward advertising executives.
Other Businesses
      In addition to The Outdoor Channel, we own and operate related businesses that serve the interests of The Outdoor Channel viewers and other outdoor enthusiasts. These related businesses include Gold Prospector’s Association of America LLC, or GPAA, and LDMA-AU, Inc., or Lost Dutchman’s.
      GPAA has approximately 32,800 active members. GPAA’s members pay an initial membership fee of $79 and annual renewal fees ranging between $24 and $54. GPAA sells products and services related to gold prospecting and is the publisher of the Gold Prospectors & Treasure Hunters in the Great Outdoors magazine.
      Lost Dutchman’s is a national gold prospecting campground club with approximately 6,700 members and properties in Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon and South Carolina. Lost Dutchman’s members pay a lifetime membership fee of $3,750 and an annual maintenance fee of $120. Members are entitled to use any of the campgrounds we own or have rights to use and are entitled to keep all gold found while prospecting on any of these properties.
      We also offer unique expeditions where participants enjoy gold prospecting and other outdoor activities. The expeditions include annual expeditions to the heart of the historic Motherlode area in central California and to our 2,300-acre camp on the Cripple River adjacent to the Bering Sea near Nome, Alaska. Participants pay for these outings on a per-expedition basis.
Financial Information about Segments
      Financial information related to our operating segments is included in Note 11 to the consolidated financial statements included in this prospectus, which note is incorporated by reference herein. The Outdoor Channel, or TOC, segment has provided greater than 15% of our consolidated revenue during each of the last three fiscal years.
Competition
      We compete with other television channels for distribution, audience viewership and advertising sales.
      The Outdoor Channel competes with other television channels to be included in the offerings of each system provider and for placement in the packaged offerings having the most subscribers. In addition, each television channel focusing on a particular form of content competes directly with other channels offering similar programming. In the case of The Outdoor Channel, we compete for distribution and viewers with other television networks aimed at our own target audience which we believe consists primarily of males between the ages of 25 and 54. We believe such competitors include the Outdoor Life Network, Spike TV, ESPN and others. It is possible that these or other competitors, many of which have substantially greater financial and operational resources than us, could revise their programming to offer more traditional outdoor activities such as hunting, fishing, shooting and other topics which are of interest to our viewers.
      Certain technological advances, including the increased deployment of fiber optic cable, are expected to allow cable systems to greatly expand their present channel capacity. Such added capacity leaves room for additional programming of all types which could dilute our market share by enabling the emergence of channels with programming similar to that offered by The Outdoor Channel and lead to increased competition for viewers from existing or new channels.
      We also compete with television networks that generally have large subscriber bases and significant investments in, and access to, competitive programming sources. In addition, large cable companies have the financial and technological resources to create and distribute their own channels. For instance, the Outdoor Life Network, which we currently consider to be our closest direct competitor, is owned and operated by Comcast, the largest MSO in the U.S. We believe that while our closest competitor has a similar name, there currently is a substantial difference between the two networks. The Outdoor Channel emphasizes traditional outdoor activities, such as fishing and hunting, while Outdoor Life Network currently features a significant amount of programming concerning outdoor competitive, or extreme, sports and nature observation. As The Outdoor Channel becomes more established, however, it is possible that other channels will attempt to offer programming similar to ours.
      We compete for advertising revenue with other pay television networks, broadcast networks, and local over-the-air television stations. In addition, we compete for advertisers with other forms of advertising such as satellite and broadcast radio and the print media. We believe that many of these advertising avenues may not permit an advertiser to target the specific demographic audience who watches The Outdoor Channel.
      While Lost Dutchman’s has numerous campground competitors, we believe it is the only campground club in the United States that has a gold prospecting theme. Campgrounds compete primarily by quality of facilities and amenities offered. Lost Dutchman’s has rustic facilities and few amenities and seeks to attract persons who are interested in gold prospecting and hands-on outdoor activities and who wish to be part of an informal family-oriented environment. We are not aware of any national direct competitor for our gold prospecting club GPAA, although in a broad sense both GPAA and Lost Dutchman’s compete with other sources of recreational activities. Lost Dutchman’s and GPAA both compete primarily through marketing and promotional activities involving expositions, advertisements and shows on The Outdoor Channel, reaching prospective members through our Gold Prospectors & Treasure Hunters in the Great Outdoors magazine and other marketing activities.
Other Information
      Outdoor Channel Holdings, Inc. was originally incorporated in Alaska in 1984. On September 8, 2004, we acquired all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own. Effective September 15, 2004 we reincorporated from Alaska into Delaware.
Employees
      As of June 7, 2005, we had a total of 144 employees of which 142 were full time. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.
Government Regulation
      Our operations are subject to various government regulations. The operations of cable television systems, satellite distribution systems and broadcast television program distribution companies are subject to the Communications Act of 1934, as amended, and to regulatory supervision by the FCC. Our leased uplink facility in Perris, California is licensed by the FCC and must be operated in conformance with the terms and conditions of that license. The license is also subject to periodic renewal and ongoing regulatory requirements. Cable systems that carry our programming are also subjected to local franchise authority regulation.

Local Cable Regulation
      The cable television industry is regulated by municipalities or other local government authorities which have the jurisdiction to grant and to assign franchises and to negotiate generally the terms and conditions of such franchises, including rates for basic service charged to subscribers, except to the extent that such jurisdiction is preempted by federal law. Any such rate regulation could place downward pressure on the potential subscriber fees we can earn.

Federal Cable Regulation
      In 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992, or the 1992 Cable Act, which provides, among other things, for a “must-carry” regime for local broadcast stations (which requires the mandatory carriage of certain broadcast stations and payments by cable operators to other broadcast stations for retransmission of their signals in some instances), for certain local broadcast stations to be carried on specific channels, for a prohibition on programmers in which cable operators have an “attributable interest” from discriminating between cable operators and their competitors, or among cable operators, and for increased competition in video programming distribution (both within the cable industry and between cable and competing video distributors). The 1992 Cable Act also directed the FCC to adopt regulations limiting the percentage of nationwide subscribers any one MSO could serve and the carriage by cable systems and other video distributors of affiliated programming services. Although the FCC adopted such regulations, they were invalidated by a Court of Appeals in 2001. The FCC subsequently initiated rulemaking proceedings which remain pending.
      In addition, the 1992 Cable Act requires the FCC to establish national guidelines for the rates that cable operators subject to rate regulation may charge for basic cable service and certain other services and to establish guidelines for determining when cable programming may not be provided exclusively to cable system operators. In 1996, Congress enacted the most comprehensive rewrite of telecommunications law since the Communications Act of 1934, modifying many of the provisions of the 1992 Cable Act. Among other things, the legislation allows cable and telephone industries into each other’s markets and phased out federal cable rate regulation of non-basic services, such as the rates charged by service providers to subscribers for our programming, in most instances. It also required the FCC to establish rules ensuring that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC require substantial closed captioning over an eight to ten year phase-in period, which began in 2000, with only limited exceptions.
      Congress and the FCC may, in the future, adopt new laws, regulations and policies regarding a wide variety of matters which could affect The Outdoor Channel. We are unable to predict the outcome of future federal legislation, regulation or policies, or the impact of any such laws, regulations or policies on The Outdoor Channel’s operations.

GPAA and Lost Dutchman’s Regulations
      To operate our campgrounds and mining sites, we must obtain discretionary permits or approvals issued by local governments under local zoning ordinances and other state laws. In addition, to construct improvements, we have usually been required to obtain permits such as building and sanitary sewage permits. Some states in which we sell memberships have laws regulating campground memberships. These laws sometimes require disclosures to prospective purchasers. Some states have laws requiring us to register with a state agency and obtain a permit to market memberships in such states.

Other Regulations
      In addition to the regulations applicable to the cable television and gold mining industries in general, we are also subject to various local, state and federal regulations, including regulations promulgated by federal and state environmental, health and labor agencies. In addition, our mining clubs are subject to various local, state and federal statutes, ordinances, rules and regulations concerning, zoning, development, and other utilization of its properties.
Intellectual Property
      “The Outdoor Channel®” is a registered service mark, and “Outdoor Channel 2 HDSM” is a service mark, of The Outdoor Channel, Inc. We have also filed for registration of trademarks and service marks, none of which we consider material at this time. In addition, we rely on copyright protection of those programs that we own.

Property
      We are currently leasing approximately 32,000 square feet of commercial property located at 43445 Business Park Drive in Temecula, California. In addition, we are currently leasing approximately 28,589 square feet of industrial space, with 4,147 square feet of office space, located at 43455 Business Park Drive in Temecula, and expect to close on the purchase of this property sometime in 2005. The property located at 43445 Business Park Drive is currently used as both our headquarters and as our broadcast facility for The Outdoor Channel, and we are currently building out the property located at 43455 Business Park Drive for use as our broadcast facility in the future. Both of these properties are used in connection with our two segments (The Outdoor Channel and membership division) and the corporate business unit.
      We also own the following properties that we use for camping and gold prospecting in connection with our membership division segment:

	Approximate
Designation of Property	Number of Acres	Location

Cripple River	2,300	Alaska
Burnt River	135	Oregon
Vein Mountain Camp	130	North Carolina
Oconee Camp	120	South Carolina
Blue Bucket	119	Oregon
Athens Property	70	Michigan
Leadville Property	60	Colorado
Omilak Silver Mine	40	Alaska
Loud Mine	37	Georgia
Stanton Property	35	Arizona
Junction Bar	26	California
      In connection with our membership division segment, we also have a mutual use agreement with a non-profit organization, Lost Dutchman’s Mining Association, Inc., that owns property near some of the above properties. This mutual use agreement allows our members to camp and gold prospect on the properties owned by Lost Dutchman’s Mining Association, Inc., and in return, the members of Lost Dutchman’s Mining Association, Inc. may camp and gold prospect on our properties.
Legal Proceedings
      From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this prospectus, we are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth the names, ages and positions of our executive officers and directors as of June 7, 2005. Their respective backgrounds are described below.
Executive Officers and Directors:

Name	Age	Position

Perry T. Massie	42	Chief Executive Officer, President, Director-Chairman of the Board, and Co-President of The Outdoor Channel, Inc.
William A. Owen	47	Chief Financial Officer and Controller
Thomas H. Massie	40	Executive Vice President, Secretary and Director-Vice Chairman of the Board
Andrew J. Dale	50	Chief Executive Officer and Co-President of The Outdoor Channel, Inc.
Thomas E. Hornish	46	General Counsel
Jerry R. Berglund	57	Director
David C. Merritt	50	Director
Ray V. Miller	71	Director
Elizabeth J. Sanderson	51	Director
T. Bahnson Stanley	52	Director
      Perry T. Massie has served as a director of Outdoor Channel Holdings, Inc. since 1984, as its Chief Executive Officer since 1986, and has served as its President and Chairman of the Board since 1994. From 1986 until 1996, he also served as the Chief Financial Officer of Outdoor Channel Holdings, Inc. Mr. Massie has served as Co-President of The Outdoor Channel, Inc. since 1998. He is the Managing Editor of the Gold Prospectors & Treasure Hunters in the Great Outdoors magazine and is also the host of the “Prospecting America” show, which airs on The Outdoor Channel. Mr. Massie earned a B.S. degree in Mining Engineering from the University of Alaska, Fairbanks. Perry T. Massie is the brother of Thomas H. Massie.
      William A. Owen has served as the Chief Financial Officer of Outdoor Channel Holdings, Inc. since November 2003 and as its Controller since July 2004. From 1998 to 2003, he served as Chief Financial Officer of Cruttenden Partners, LLC an investment firm. In 1999, Mr. Owen also served as Chief Financial Officer and Chief Administrative Officer for E*OFFERING Corp., an on-line investment banking firm developed by Cruttenden Partners, LLC., which was sold to Wit Soundview Corporation in 2000. From 1991 to 1998, Mr. Owen served as Vice President, Corporate Finance for Cruttenden Roth Incorporated, an investment banking firm. From 1990 to 1991, he was a Managing Director for Tuerk & Associates, an investment banking firm. From 1985 to 1989, Mr. Owen was a Vice President for The Geneva Companies, a firm specializing in conducting mergers and acquisitions and business valuations. From 1982 to 1985, Mr. Owen was an auditor for Price Waterhouse, a public accounting firm and earned his CPA certificate. He earned his MBA at the University of California — Irvine and his B.A. degree in Business and Administration from Fort Lewis College.
      Thomas H. Massie has served as a director and the Secretary of Outdoor Channel Holdings, Inc. since 1984, its Executive Vice President since 1994 and as its Vice Chairman of the Board since 1999. Mr. Massie is also the host of the “Gold Fever” show which airs on The Outdoor Channel. He attended the University of Alaska, Fairbanks, studying business administration. Thomas H. Massie is the brother of Perry T. Massie.
      Andrew J. Dale has served as Chief Executive Officer and Co-President of The Outdoor Channel, Inc. since 1998. He was Chief Operating Officer of The Outdoor Channel, Inc. from 1997 to 1998. From 1994 to 1997, he was Senior Vice President Operations of The Outdoor Channel, Inc. From 1990 to 1993, he was a video and television consultant to both Outdoor Channel Holdings, Inc. and The Outdoor Channel,

Inc. Mr. Dale began his television career in 1982 working at Financial News Network, or “FNN”, an early cable news channel. He is currently a member of the Cable Television Association for Marketing, the Society of Motion Picture and Television Engineers, and serves on the Satellite Network Committee for the National Cable Telecommunications Association. In 2001 and 2002 he was listed as one of the top 100 most influential people in the cable industry by CableFax Magazine.
      Thomas E. Hornish has served as our General Counsel since December 2004. From February 2003 to December 2004, he served as “Of Counsel” with Paul, Hastings, Janofsky & Walker LLP, an international law firm. Prior to that, he was an associate attorney with Brobeck Phleger & Harrison LLP since 1996. Mr. Hornish is licensed to practice law in California and Illinois, and is also a registered patent attorney. He is a decorated veteran with more than 20 years experience in the U.S. Air Force and is currently serving as a reservist in the Air Force. Mr. Hornish earned his J.D. degree in 1995 from The Ohio State University, Order of the Coif, while also attending the University of Chicago. He also holds a B.S. degree in chemical engineering from The Ohio State University.
      Jerry R. Berglund has served as a director of Outdoor Channel Holdings, Inc. since September 2004 and had previously served as a director of The Outdoor Channel, Inc. since 1999. From 1988 to 1996, Mr. Berglund was the primary owner and President of Denpak, a wood product distribution and manufacturing company that he co-founded. In 1996, Denpak was purchased by a subsidiary of Wolseley PLC of Great Britain. Mr. Berglund stayed on as vice-president and consultant until September of 2000. Mr. Berglund actively serves on the Boards of Colorado Uplift and the Foundation for Urban Youth Ministries, both of which are inner city charities for youth in the Denver area. He earned a B.S. degree in Agricultural Economics from the University of California at Berkeley in 1970.
      David C. Merritt has served as a director of Outdoor Channel Holdings, Inc. since December 2003. He has served as a director of Charter Communications, Inc., a provider of cable television and other communication services, since July 2003. Mr. Merritt has been a Managing Director at Salem Partners LLC, an investment banking firm, since October 2003. From January 2001 through April 2003, Mr. Merritt served as Managing Director in the Entertainment Media Advisory Group at Gerard Klauer Mattison & Co., Inc., a company that provides advisory services to the entertainment media industries. He has also served as a director of Laser-Pacific Media Corporation from January 2001 to October 2003. He served as Chief Financial Officer of CKE Associates, Ltd., a privately held company with interests in talent management, film production, television production, music and new media from 1999 to 2000. Before joining CKE Associates in 1999, Mr. Merritt was an audit and consulting partner of KPMG LLP for 14 years. During that time, he served as national partner in charge of the media and entertainment practice. Mr. Merritt holds a B.S. degree in business and accounting from California State University — Northridge.
      Ray V. Miller has served as a director of Outdoor Channel Holdings, Inc. since September 2004 and had previously served as a director of The Outdoor Channel, Inc. since 1997. Mr. Miller has been Chairman of Carolina Mountain Cablevision, Inc., an independent cable television operator in North Carolina since 2002. From 1990 to present, Mr. Miller has been Chairman of Country Cablevision, Inc., an independent cable television operator in North Carolina. Mr. Miller was a director of the National Cable Television Cooperative from 1992 to 2001 and served as Chairman of the National Cable Television Cooperative during 1999 and 2000. Mr. Miller also served as Vice Chairman of the First Western Bank from 1997 to 2001.
      Elizabeth J. Sanderson has served as a director of Outdoor Channel Holdings, Inc. since September 2004 and had previously served as a director of The Outdoor Channel, Inc. since 1997. Ms. Sanderson has been a practicing attorney since 1984, and has been an interviewer for the Oral History Project of the National Cable Television Center from 1997 to present. Ms. Sanderson served as a director from 1993 to 1997 of the National Cable Television Center and from 1994 to 1995 she served as Chairperson. From 1997 to 1999, Ms. Sanderson served as Chair of TRD Frameworks (formerly known as The Research Department). From 1991 to 1997, Ms. Sanderson served on the Boards of People’s Communications Companies, for rural telephone, fiber-optic and cable plant construction, internet and cellular divisions, and as President of People’s Broadband Communications, a cable television operating company. Ms. Sanderson earned a B.A. degree after attending Colorado College and the University of Freiburg, Germany. Ms. Sanderson earned law degrees from Pepperdine University and the University of British Columbia.
      T. Bahnson Stanley has served as a director of Outdoor Channel Holdings, Inc. since January 2004. From 1991 to 2003, Mr. Stanley served in various positions for Landmark Communications, Inc. most recently as Executive Vice President — Strategy and Development — The Weather Channel Companies®. While at Landmark, he was responsible for strategy, new business development and operations of various properties, including The Travel Channel and The Weather Channel. From 1985 to 1991, Mr. Stanley held the position of Vice President — Investment Banking with Scott & Stringfellow (now a division of BB&T Corporation). From 1980 to 1985, Mr. Stanley served in various positions within Landmark Communications, Inc. As the Director of Business Development, Cable and Broadcast, Mr. Stanley developed the strategy and tactics to convert The Weather Channel from a free service to subscriber fee based service. Mr. Stanley earned an MBA from the University of Virginia and a B.A. degree from Duke University.
Classified Board
      Our board of directors is divided into three classes. The term of office and directors consisting of each class is as follows:

Class	Directors	Term of Office

Class I	Jerry R. Berglund Ray V. Miller	Expires at the annual meeting of stockholders in 2005 and at each third succeeding annual meeting thereafter.
Class II	David C. Merritt Thomas H. Massie Elizabeth J. Sanderson	Expires at the annual meeting of stockholders in 2006 and at each third succeeding annual meeting thereafter.
Class III	Perry T. Massie T. Bahnson Stanley	Expires at the annual meeting of stockholders in 2007 and at each third succeeding annual meeting thereafter.
      The classification of directors has the effect of making it more difficult to change the composition of the board of directors.
Board Committees
      Our board of directors currently has a standing audit committee and a compensation committee and may from time to time establish other committees.

Audit Committee
      Our audit committee is directly responsible for the appointment, compensation, retention and oversight of our independent auditors and reviews our financial statements and internal controls. The current members of our audit committee are Messrs. Berglund, Stanley and Merritt, who chairs the committee. The board of directors has determined that each member of the Audit Committee is independent, as defined in Rule 4200(a)(15) of the Nasdaq Stock Market Marketplace Rules and under Rule 10A-3 promulgated by the Securities and Exchange Commission. The board of directors has determined that Mr. Merritt is an audit committee financial expert for purposes of the rules and regulations of the Securities and Exchange Commission.

Compensation Committee
      Our compensation committee is responsible for determining, either alone or with the other independent directors, or recommending to the board, the compensation and benefits of our executive officers and other key employees, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of all of our employees. The current members of the compensation committee are Messrs. Miller, Stanley and Ms. Sanderson, who chairs the committee. The board of directors has determined that each member of the Compensation Committee is independent, as defined in Rule 4200(a)(15) of the Nasdaq Stock Market Marketplace Rules.
Compensation of Directors
      Directors who are also employees do not receive any fees or remuneration, as such, for service on our board or any board committee.
      In fiscal year 2004, each non-employee director was entitled to receive an annual retainer of $18,000 for service on the board and the Chair of the Audit Committee received an annual retainer of $5,000 for serving in that capacity. In addition, non-employee directors of Outdoor Channel Holdings, Inc. received meeting fees of $500 for each special meeting of the board of directors and for each committee meeting attended by the director. In addition, during fiscal year 2004, Outdoor Channel Holdings, Inc. paid $9,335, $10,809 and $6,198 for the healthcare insurance premiums for Mr. Berglund, Mr. Miller and Ms. Sanderson, respectively.
      In fiscal year 2005, each non-employee director is entitled to receive an annual retainer of $24,000 for service on the board, $1,000 for each meeting of the board of directors and $500 for each Audit Committee, Compensation Committee or non-employee directors meeting attended by the director. In addition, the Chair of the Audit Committee is to receive an annual retainer of $7,500 for serving in that capacity and the Chair of the Compensation Committee is to receive an annual retainer of $2,500 for serving in that capacity.
      Pursuant to our Non-Employee Directors Stock Option Plan, each non-employee director receives an option to purchase 125,000 shares of common stock when they initially join the board of directors. The exercise price of the option is equal to the fair market value of the underlying shares of common stock, and the option vests over a period of three years from the date of grant. Each current non-employee director has received such an option.
Limitation of Liability and Indemnification of Officers and Directors
      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law, including if he or she is serving as a director, officer, employee or agent of another company at our request. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.
      We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Executive Compensation
      The following table sets forth compensation received for the fiscal years ended December 31, 2004, 2003 and 2002 by (i) our Chief Executive Officer, (ii) our three other most highly compensated executive officers at the end of fiscal year 2004 and whose salary and bonus exceeded $100,000 for fiscal year 2004, including the Chief Executive Officer and Co-President of our subsidiary The Outdoor Channel, Inc., who was not deemed to be an executive officer of Outdoor Channel Holdings, Inc. until September 2004 and (iii) our General Counsel who joined us in December 2004. We refer to these individuals as the Named Executive Officers.
Summary Compensation Table(1)

		Annual Compensation				Long-Term Compensation

					Other Annual	Restricted		Securities	All Other
				Bonus	Compensation	Stock		Underlying	Compensation
Name and Principal Position	Year	Salary ($)		($)	($)(2)	Awards ($)		Options (#)	($)(3)

Perry T. Massie, CEO	2004	191,538		115,000	—	—		—	4,875
	2003	165,209		91,200	—	—		—	66,547
	2002	138,680		52,700	—	4,500	(4)	—	24,671

William A. Owen, CFO(5)	2004	171,923		82,400	—	—		—	982
	2003	28,846		15,000	—	—		500,000	—

Thomas H. Massie,	2004	192,256		100,000	—	—		—	4,875
Executive VP	2003	154,943		91,200	—	—		—	70,405
	2002	137,000		49,600	—	4,500	(4)	—	23,327

Andrew J. Dale, CEO	2004	208,731		140,400	—	—		—	6,262
and Co-President of	2003	180,726		114,000	—	—		—	5,345
The Outdoor Channel, Inc.	2002	132,000		62,000	—	—		—	3,808

Thomas E. Hornish	2004	10,000	(6)	25,000	—	1,042,500	(7)	125,000	—
General Counsel

(1)	Amounts are disclosed in the fiscal year in which they were earned.

(2)	No perquisites were paid to any Named Executive Officer during 2004, 2003 or 2002.

(3)	Included in the amounts for this column for 2003 are $13,750 and $17,750 for Messrs. P. Massie and T. Massie, respectively, for service on the board of directors of The Outdoor Channel, Inc. Also included in this column for 2003 are $48,011 and $48,011 for Messrs. P. Massie and T. Massie, respectively, received by each individual as a bonus by canceling subscriptions receivable for common stock and the interest thereon. The other amounts in this column for each of the individuals represent contributions to our 401k plans.

(4)	Represents the dollar value of stock awards consisting of 1,350 fully vested shares of common stock of The Outdoor Channel, Inc. as compensation for serving as a director of The Outdoor Channel, Inc.

(5)	Mr. Owen was hired in October 2003 and the amounts disclosed for 2003 represent his compensation in 2003 since such date. In July 2004, Mr. Owen assumed the additional responsibilities of Controller and principal accounting officer.

(6)	Mr. Hornish was hired in December 2004 and the amounts disclosed for 2004 represent his compensation since such date.

(7)	Consists of 75,000 shares which vest 20% per year over five years beginning December 13, 2005; dividends paid, if any, on such shares shall be held by us and paid only upon the vesting of such shares. As of December 31, 2004, Mr. Hornish held these 75,000 restricted shares of common stock and the value of such shares was $1,042,500 as determined by the closing sales price of $13.90 per share as reported on The Nasdaq National Market as of such date.

Stock Options
      The following table shows all stock option grants to the Named Executive Officers during fiscal year 2004.
Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to	Exercise or		Option Term(1)
	Options	Employees in	Base Price	Expiration
Name	Granted (#)	Fiscal Year	($/Sh)	Date	5% ($)	10% ($)

Thomas E. Hornish	125,000	17.7	13.90	12/13/2009	480,039	1,060,761

(1)	Potential realizable value is based on an assumption that our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. Such amounts are based on the assumption that the named persons hold the options for their full term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future share price growth.
     In addition, in April 2005 Mr. Andrew J. Dale received option grants to purchase an aggregate of up to 300,000 shares of common stock at an exercise price of $14.50 per share. These options vest as follows: 20,000 shares on the first anniversary of the date of grant; 40,000 shares on the second anniversary of the date of grant; 60,000 shares on the third, fourth and fifth anniversary of the date of grant; 40,000 shares on the sixth anniversary of the date of grant; and 20,000 shares on the seventh anniversary of the date of grant.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table sets forth for the option exercises by the Named Executive Officers for the fiscal year ended December 31, 2004, and exercisable and unexercisable options held by them as of December 31, 2004.
      The “Value of Unexercised In-the-Money Options at Fiscal Year-End” is calculated based on the difference between the closing sales price of $13.90 per share as of December 31, 2004 as reported on The Nasdaq National Market and the exercise price for the shares underlying the option, multiplied by the number of shares issuable upon exercise of the option.
Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised in-the-
	Shares		Options at Fiscal		Money Options at Fiscal
	Acquired	Value	Year-End (#)		Year-End ($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Perry T. Massie	—	—	487,500	—	6,326,239	—
William A. Owen	—	—	175,000	325,000	402,500	747,500
Thomas H. Massie	—	—	487,500	—	6,326,239	—
Andrew J. Dale	—	—	406,250	—	5,271,866	—
Thomas E. Hornish	—	—	—	125,000	—	—
Employment Contracts and Termination of Employment and Change in Control Arrangements
      As of December 31, 2004 we did not have employment contracts with any of our employees.
      Upon a change in control of us or a sale of substantially all of our assets, the vesting of previously unvested options to purchase common stock and previously unvested restricted shares of common stock held by our employees and directors accelerates 100% and such options and restricted shares become fully vested.
Compensation Committee Interlocks and Insider Participation
      Prior to establishing the compensation committee, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of our compensation committee was at any time during fiscal year 2004 or at any other time an officer or employee of the Company. None of our executive officers served on the board of directors or compensation committee of any entity which has one or more executive officers serving as members of our board of directors or compensation committee.
Employee Benefit Plans

1995 Stock Option Plan
      In September 1995, we adopted the 1995 Stock Option Plan, which we refer to as the 1995 Plan. The 1995 Plan was approved by our stockholders on July 16, 1996. The 1995 Plan provided for the grant of options to purchase up to 1,250,000 shares of our common stock in order to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants and other service providers. The Company could grant incentive stock options and non-qualified stock options under the 1995 Plan. As of June 7, 2005, there were options to purchase 368,775 shares of our common stock outstanding under the 1995 Plan which are exercisable at prices ranging from $1.60 to $11.60 per share. No further grants will be made under the 1995 Plan.

The Outdoor Channel, Inc. 1997 Stock Option Plan
      As a result of our acquisition of all of the outstanding shares of TOC that we did not previously own, we assumed all outstanding options under The Outdoor Channel 1997 Stock Option plan, which we refer to as the 1997 Plan, and which are governed by the terms of the 1997 Plan.
      The 1997 Plan provided for the issuance of options to purchase shares of common stock of The Outdoor Channel, Inc. to the directors, executives, employees and consultants of The Outdoor Channel, Inc. This plan allowed for the grant of incentive and non-qualified stock options. As of June 7, 2005, there were options to purchase 3,831,750 shares of our common stock outstanding under the 1997 Plan which are exercisable at prices ranging from $0.92 to $3.08 per share. No further grants will be made under the 1997 Plan.

Stock Option Agreements with Individual Employees
      On November 13, 2003, we entered into a Non-Statutory Stock Option Plan and Agreement with Mr. Owen granting him an option to purchase 437,500 shares of common stock at $11.60 per share. Similarly, on June 10, 2004, we entered into a Non-Statutory Stock Option Plan and Agreement with Mr. Eugene Brookhart granting him an option to purchase 25,000 shares of common stock at $15.75 per share. Both of these plans were approved by our stockholders on September 8, 2004.

2004 Long-term Incentive Plan
      On July 15, 2004, our board of directors approved the 2004 Long-Term Incentive Plan, or 2004 Plan, which was subsequently approved by our stockholders on September 8, 2004. The 2004 Plan will terminate in 2014 unless it is terminated earlier by our board of directors. The purpose of the 2004 Plan is to attract, retain and motivate our employees, advisors, consultants, officers and directors, and to provide incentives and rewards for superior performance.
      We originally reserved a total of 3,250,000 shares of our common stock, as adjusted for certain events, for issuance under the 2004 Plan. The shares of common stock subject to any award that expires, or is forfeited, cancelled or becomes unexercisable, will again be available for subsequent awards, except as prohibited by law. In addition, future awards may occur with respect to shares of our common stock that we refrain from otherwise delivering pursuant to an award as payment of either the exercise price of an award or applicable withholding and employment taxes.
      The 2004 Plan will be administered by our board of directors or the compensation committee. The administrator, in its discretion, approves awards granted under the 2004 Plan. As of June 7, 2005, we have granted options to purchase up to 565,000 shares of common stock and issued 148,000 shares of restricted shares of common stock under the 2004 Plan.
      Awards under the 2004 Plan may be granted to our employees, advisors, consultants, officers and directors. Incentive stock options may be granted only to our employees. The 2004 Plan provides that no one participant may receive awards with respect to more than 1,250,000 shares of common stock under the 2004 Plan. Substantially all of our employees, officers and directors are eligible to participate in the 2004 Plan.
      Awards under the 2004 Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or the laws of descent and distribution, except to the extent the administrator permits lifetime transfers to charitable institutions, certain family members, or related trusts, or as otherwise approved by the administrator for a select group of management or highly compensated employees.
      Following are the types of awards that may granted under the 2004 Plan:

•	options;

•	share appreciation rights, or SARs;

•	restricted shares and restricted share units;

•	deferred share units; and

•	performance awards.
Options

Exercise Price
      The administrator determines the exercise price of options and SARs at the time the options or SARs are granted. The exercise price of an incentive stock option may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a nonstatutory stock option may not be less than 85% of the fair market value of our common stock on the date of grant. The fair market value of our common stock will generally be the closing sales price as quoted on The Nasdaq National Market the day prior to the date of grant.

Exercise of Option; Form of Consideration
      The administrator determines the vesting schedule (if any) applicable to options. The administrator may grant options that are exercisable for unvested shares of common stock. The means of payment for shares issued on exercise of an option may be specified in each award agreement. The 2004 Plan permits payment to be made by any lawful means including cash, check, other shares of our common stock (with some restrictions) or a cashless exercise.

Term of Options
      The term of an option may be no more than ten years from the date of grant. No option may be exercised after the expiration of its term. Any incentive stock option granted to a ten percent stockholder may not have a term of more than five years.

Share Appreciation Rights
      The administrator may grant SARs alone, in addition to, or in tandem with, any other awards under this plan. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the administrator. The excess amount will be payable in ordinary shares, in cash or in a combination thereof, as determined by the administrator.

Restricted Shares and Restricted Share Units
      Under the 2004 Plan, the administrator may grant restricted shares that are forfeitable until certain vesting requirements are met and may also grant restricted share units which represent the right to receive shares of our common stock after certain vesting requirements are met. For restricted awards, the 2004 Plan provides the administrator with discretion to determine the terms and conditions under which a participant’s interests in such awards become vested.

Deferred Share Units
      The 2004 Plan also provides for deferred share units in order to permit certain directors, consultants, or select members of management to defer their receipt of compensation payable in cash or shares of our common stock, including shares that would otherwise be issued upon the vesting of restricted shares and restricted share units. Deferred share units represent a future right to receive shares of our common stock.

Performance Awards
      The 2004 Plan authorizes the administrator to grant performance-based awards in the form of Performance Units that the administrator may, or may not, designate as “Performance Compensation Awards” that are intended to be exempt from Internal Revenue Code Section 162(m) limitations. In either case, performance units vest and become payable based upon the achievement, within the specified period of time, of performance objectives applicable to the individual or us. Performance units are payable in shares of our common stock, cash, or some combination of the two; subject to an individual participant limit of $2,000,000 and 500,000 shares of our common stock per performance period. The administrator decides the length of performance periods, but the periods may not be less than one fiscal year.
      With respect to performance awards, the 2004 Plan requires that the administrator specify in writing the performance period to which the award relates, and an objective formula by which to measure whether and the extent to which the award is earned on the basis of the level of performance achieved with respect to one or more performance measures. Once established for a performance period, the performance measures and performance formula applicable to the award may not be amended or modified in a manner that would cause the compensation payable under the award to fail to constitute performance-based compensation under Internal Revenue Code Section 162(m).
      Under the 2004 Plan, the possible performance measures for performance awards include basic, diluted or adjusted earnings per share; sales or revenue; earnings before interest, taxes and other adjustments, in total or on a per share basis; basic or adjusted net income; basic or adjusted funds from operations or cash flows; returns on equity, assets, capital, revenue or similar measure; level and growth of dividends; the price or increase in price of shares; working capital; total stockholder return; total assets; growth in assets; and product development, product market share, research, licensing, litigation, human resources, information services, mergers, acquisitions, sales of assets of affiliates or business units. Each measure will be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by us, or such other standard applied by the administrator and, if so determined by the administrator, and in the case of a performance award, to the extent permitted under Internal Revenue Code Section 162(m), adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from performance period to performance period, and from participant to participant, and may be established on a stand-alone basis, in tandem or in the alternative.

401(k) Plan
      We have established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code, or the Code, to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. We make matching contributions of fifty percent (50%) on behalf of participating employees on up to the first six percent (6%) of each participating employee’s annual compensation.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 7, 2005, and as adjusted to reflect the sale of our shares in this offering by us and the selling stockholders, for:

•	each of our directors;

•	each of our named executive officers;

•	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock; and

•	all of our directors and executive officers as a group.
Those selling stockholders who are neither directors nor executive officers are also listed below.
      In the following table, percentage of ownership prior to this offering is based on 18,625,339 shares of common stock outstanding on June 7, 2005 and percentage of ownership after this offering is based on 24,043,698 shares of common stock outstanding without over-allotment option exercise and 24,522,283 shares of common stock outstanding with over-allotment option exercise. Except as otherwise indicated below, we believe that each person listed below has sole voting and investment power with respect to the shares owned, subject to applicable community property laws.

					Shares Beneficially Owned After this
					Offering(2)

	Shares Beneficially		Number of Shares Being Offered
	Owned Prior to this				Without Over-		With Over-allotment
	Offering(2)		Without Over-	With Over-	allotment Exercise		Exercise(3)
			allotment	allotment
Name and Address of Beneficial Owners(1)	Number	Percent	Exercise	Exercise(3)	Number	Percent	Number	Percent

Thomas H. Massie(4)	7,321,837	38.3%	743,200	986,970	6,578,637	27.4%	6,334,867	25.8%
Perry T. Massie(5)	7,313,407	38.3%	743,200	986,970	6,570,207	27.3%	6,326,437	25.8%
Musk Ox Investments, LP(6)	3,226,655	17.3%	255,700	349,470	2,970,955	12.4%	2,877,185	11.7%
Elizabeth J. Sanderson(7)	1,305,592	6.7%	239,718	355,803	1,065,874	4.3%	949,789	3.8%
Ray V. Miller(8)	1,146,300	5.9%	300,000	500,000	846,300	3.5%	646,300	2.6%
Jerry R. Berglund(9)	782,874	4.1%	200,000	300,000	582,874	2.4%	482,874	2.0%
Andrew J. Dale(10)	485,250	2.5%	150,000	200,000	335,250	1.4%	285,250	1.2%
William A. Owen(11)	250,000	1.3%	—	—	250,000	1.0%	250,000	1.0%
David C. Merritt(12)	75,000	*	—	—	75,000	*	75,000	*
T. Bahnson Stanley(13)	75,000	*	—	—	75,000	*	75,000	*
Thomas E. Hornish(14)	106,250	*	—	—	106,250	*	106,250	*
All directors and executive officers as of March 15, 2005 as a group (10 persons)(15)	15,500,575	69.3%	2,120,418	2,980,273	13,380,157	51.5%	12,520,302	48.2%
Richard K. Dickson II(16) 42950 Calle Sauza, Temecula, CA 92590	1,780,773	9.4%	30,000	30,000	1,750,773	7.2%	1,750,773	7.0%
Jacob J. Hartwick(17)	359,750	1.9%	80,000	80,000	279,750	1.2%	279,750	1.1%
Mark C. Corcoran(18)	125,000	*	12,500	25,000	112,500	*	100,000	*
William F. White, Trustee of the Multi-
Generational Trust of Elizabeth
Sanderson-Burke dated July 3, 2001 Michael Best & Friedrich LLP P.O. Box 1806 Madison, WI 53701-1806	164,697	*	59,505	59,505	105,192	*	105,192	*
Tilly, Reginald I., III, trustee of the
Elizabeth Sanderson Irrevocable Trust
Dated May 4, 2004 500 108th Ave NE Bellevue, WA 98004	13,277	*	13,277	13,277	—	—	—	—

*	Less than one percent

(1)	Unless otherwise noted above, the business address of each stockholder is c/o Outdoor Channel Holdings, Inc., 43445 Business Park Dr., Suite 113, Temecula, California 92590.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 7, 2005, are deemed outstanding for computing the percentage of the persons holding such options but are not deemed outstanding for computing the percentage of any other person.

(3)	Assumes that the underwriters’ over-allotment option is exercised with respect to all 872,355 shares subject to the over-allotment option. Options to purchase a total of 478,585 shares of common stock are expected to be exercised by some of the selling stockholders if the over-allotment option is exercised in full.

(4)	Includes shares owned with Mr. Thomas Massie’s wife, in trusts and control companies and 3,360,935 shares owned by entities including Musk Ox Investments, LP owned jointly with Mr. Perry Massie. Mr. Thomas Massie disclaims beneficial ownership of the shares owned by Musk Ox Investments, LP except to the extent of his pecuniary interest therein. Includes 487,500 shares subject to options exercisable within 60 days of June 7, 2005. All of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering.

(5)	Includes shares owned with Mr. Perry Massie’s wife, in trusts and 3,360,935 shares owned by entities including Musk Ox Investments, LP owned jointly with Mr. Thomas Massie. Mr. Perry Massie disclaims beneficial ownership of the shares owned by Musk Ox Investments, LP except to the extent of his pecuniary interest therein. Includes 487,500 shares subject to options exercisable within 60 days of June 7, 2005. All of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering.

(6)	Musk Ox Investments, LP is owned equally by Messrs. Perry and Thomas Massie. Its shares are included in both of their total shares since both individuals might be considered to be the beneficial owner of such shares.

(7)	Includes 49,412 shares held in various trusts and excludes 177,974 shares held in trusts established by Ms. Sanderson but for which she disclaims beneficial ownership and/or control. Also includes 862,500 shares subject to options exercisable within 60 days of June 7, 2005. A portion of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering and upon the exercise of the underwriters’ over-allotment option.

(8)	Includes 96,250 shares owned by Mr. Miller’s wife and 700,000 shares subject to options exercisable within 60 days of June 7, 2005. A portion of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering and upon the exercise of the underwriters’ over-allotment option.

(9)	Includes 172,947 shares owned by Mr. Berglund’s wife and children, 8,750 shares held in a trust and 375,000 shares subject to options exercisable within 60 days of June 7, 2005. A portion of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering and upon the exercise of the underwriters’ over-allotment option.

(10)	Mr. Dale was not deemed to be an executive officer of Outdoor Channel Holdings Inc. until September 2004. Includes 406,250 shares subject to options exercisable within 60 days of June 7, 2005. A portion of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering and upon the exercise of the underwriters’ over-allotment option.

(11)	Includes 250,000 shares subject to options exercisable within 60 days of June 7, 2005.

(12)	Includes 75,000 shares subject to options exercisable within 60 days of June 7, 2005.

(13)	Includes 75,000 shares subject to options exercisable within 60 days of June 7, 2005.

(14)	Includes 31,250 shares subject to options exercisable within 60 days of June 7, 2005.

(15)	Includes our current directors’ and executive officers’ shares listed above, including a total of 3,750,000 shares subject to options exercisable within 60 days of June 7, 2005. Of such options, 1,825,859 are expected to be exercised in connection with the sale of some of these stockholders’ shares in this offering and an additional 466,085 of such options are expected to be exercised in connection with the sale of some of these stockholders’ shares if the underwriters’ over-allotment option is exercised in full.

(16)	Mr. Dickson was previously a director and officer of the Company and resigned all positions with us effective November 13, 2003. Includes 325,000 shares subject to options exercisable within 60 days of June 7, 2005.

(17)	Mr. Hartwick is Executive Vice President of The Outdoor Channel, Inc. Includes 325,000 shares subject to options exercisable within 60 days of June 7, 2005. A portion of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering.

(18)	Mr. Corcoran is Controller of our subsidiaries. Includes 125,000 shares subject to options exercisable within 60 days of June 7, 2005. A portion of such options are expected to be exercised in connection with the sale of this stockholder’s shares in this offering and upon the exercise of the underwriters’ over-allotment option.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      We currently have two lease agreements regarding a portion of our administrative facilities with Musk Ox Properties, LP, a stockholder of ours and which in turn is owned by Messrs. Perry T. Massie and Thomas H. Massie, each of whom is a director and officer of ours. The lease agreements currently require aggregate monthly rent payments of $20,949. These lease agreements expire December 31, 2005. Our rent expense paid to Musk Ox Properties, LP totaled an aggregate of $243,523 and $242,396 for the years ended December 31, 2004 and 2003, respectively.
      As of December 31, 2002, the amount owed Wilma M. Massie, who passed away in August 2003 and was the mother of Messrs. P. Massie and T. Massie, for two notes payable aggregated to $577,950 including accrued interest. The original maturity dates of the loans from Wilma M. Massie were December 31, 2002 and April 30, 2003, respectively. The loans carried interest rates of 9.5% and 10%, respectively. On March 1, 2003, both notes payable including accrued interest were combined into one unsecured note payable with an interest rate of 8% and the maturity date of the new note was extended to September 31, 2004. This note was subsequently retired in June 2003 as consideration for the exercise of options held by Ms. Massie.
      As of December 31, 2002, we owed Wilma M. Massie an additional $14,606, secured by print equipment purchased in May 2001. The original amount of this loan was approximately $313,000 and interest accrued at 10%. We were paying this obligation at the rate of $5,000 per month, and this loan was fully paid in March 2003.
      Effective April 1999, we entered into an employment agreement with Richard K. Dickson II who was our Chief Operating Officer at that time and is currently a beneficial owner of greater than 5% of our outstanding common stock. The agreement was for one year and pursuant to the agreement had been automatically extended for one year terms until Mr. Dickson’s resignation in December 2003. At the time of Mr. Dickson’s resignation, the agreement provided for a salary of $11,250 per month. Prior to 2002, a portion of the compensation was paid each month in cash and the remainder was deferred. At Mr. Dickson’s election, the deferred portion was payable in cash or shares of the common stock of Outdoor Channel Holdings, Inc. and/or The Outdoor Channel, Inc. Deferred compensation under the agreement totaled $317,750 as of December 31, 2002. In December 2003, Mr. Dickson elected to take the entire deferred compensation balance in the form of shares. Outdoor Channel Holdings, Inc. and The Outdoor Channel, Inc. issued 134,375 and 125,726 shares, respectively, to satisfy their obligations to Mr. Dickson. These 134,375 shares of Outdoor Channel Holdings, Inc. have subsequently been split into approximately 335,937 shares, and the 125,726 shares of The Outdoor Channel, Inc. have subsequently been exchanged for approximately 204,304 shares of Outdoor Channel Holdings, Inc. The employment agreement also provided that Mr. Dickson was to receive options to purchase 60,000 shares of common stock of Outdoor Channel Holdings, Inc. at an exercise price of $3.00 per share. These options were fully vested at the time of Mr. Dickson’s resignation. Mr. Dickson exercised all of these options in January 2004. The shares of Outdoor Channel Holdings, Inc. issued upon the exercise of these options have subsequently been split into 150,000 shares. In connection with Mr. Dickson’s resignation, we also agreed to pay him approximately $374,000 over time. These payments are scheduled to terminate in November 2007. In addition, in December 2003 we entered into a Registration Rights Agreement with Mr. Dickson granting him the right to register some of his shares for resale in a registration statement filed by Outdoor Channel Holdings, Inc. or on a Form S-3, subject to various terms and conditions.
      During 2003, we paid bonuses of $43,210 and $80,018 to Mr. Dickson and Ms. Massie, respectively, by canceling subscriptions receivable for common stock and the interest payable thereon.
      In September 2004, in connection with our acquisition of all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own, the following entities and individuals received shares of our common stock, and options to purchase that number of shares of our common stock, in exchange for the shares of common stock, and options to purchase that number of shares of common stock, of The Outdoor Channel, Inc. they previously held. The exchange rate used for this conversion of the shares and options of The Outdoor Channel, Inc. for the following entities and individuals was the same exchange rate used for all other holders of shares and options of The Outdoor Channel, Inc.

Name of Owner or Entity	Shares	Options

Thomas H. Massie	21,437	487,500
Perry T. Massie	9,595	487,500
Musk Ox Properties, LP(1)	3,100	—
Elizabeth J. Sanderson(2)	430,592	812,500
Ray V. Miller	428,050	650,000
Jerry R. Berglund(3)	336,702	325,000
Andrew J. Dale	16,250	406,250

(1)	Musk Ox Properties, LP is owned equally by Messrs. Perry and Thomas Massie.

(2)	Includes shares owned directly by Ms. Sanderson and 49,412 shares held in various trusts and excludes 177,974 shares held in trusts related to Ms. Sanderson but for which she disclaims beneficial ownership and/or control.

(3)	Includes 156,165 shares owned directly by Mr. Berglund, 154,212 shares held by his wife and 26,325 shares held by Mr. Berglund’s children.
     Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. We are also empowered under our bylaws to enter into indemnification contracts with our directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, we have entered into indemnity agreements with each of its directors and officers.
      In addition, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for certain breaches of the directors’ fiduciary duty. Each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit, for unlawful payment of dividends and for unlawful stock purchases or redemptions. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
      We expect to enter into an agreement with each of the selling stockholders setting forth the terms and conditions pursuant to which they may sell shares in connection with this offering, subject to the sole discretion of a disinterested committee of our board of directors. These agreements are also expected to specify which costs shall be borne by us and which shall be borne by the selling stockholders. In addition, these agreements will contain indemnification and other provisions customary for agreements of this type.
      All future transactions between us and our officers, directors, principal stockholders and affiliates will be approved by our audit committee or another independent body of our board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK
General
      Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share, which our board of directors has the power and authority to designate into series. As of June 7, 2005, 18,625,339 shares of our common stock were issued and outstanding.
      The following is a summary of various provisions of our shares of common stock and shares of preferred stock. The following summary is not complete and you should also refer to our certificate of incorporation and bylaws, both of which have been filed with the Securities and Exchange Commission.
Common Stock
      The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Holders of shares of our common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters on which stockholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any shares of preferred stock. Holders of shares of our common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any priority dividend rights of any shares of preferred stock we may issue in the future. If we are liquidated, dissolved, or wound up, we must first pay all amounts we owe our creditors and then pay the full amounts required to be paid to holders of any shares of preferred stock then outstanding before we may make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to them, after all of our creditors have been satisfied and we have paid the liquidation preferences of any of our shares of preferred stock. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of common stock. In addition, holders of shares of our common stock do not have subscription rights, sinking fund rights or conversion rights. Outstanding shares of our common stock are fully paid and non-assessable.
Preferred Stock
      Our board of directors has the authority, without further action by our stockholders, to issue up to an aggregate of 25,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares, subject to limitations prescribed by law. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. The issuance of shares of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of shares of our common stock. In some circumstances, an issuance of shares of preferred stock could have the effect of decreasing the market price of the shares of common stock. No shares of preferred stock are outstanding, and we currently have no plans to issue any shares of preferred stock.
Limitation on directors’ liabilities
      As permitted by the Delaware General Corporation Law, as amended, which we refer to as the DGCL, our certificate of incorporation limits the liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for director’s breach of fiduciary duty other than liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	any unlawful payment of dividends;

•	any unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
In addition, our bylaws provide that we will indemnify, to the fullest extent permitted under the DGCL, all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.
Certain Anti-Takeover and Other Provisions of Certificate of Incorporation, Bylaws and Applicable Law
      Our certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deterring or preventing a future acquisition or change in control of our company unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to acquire us or to effect a change in control to be in its best interest, including those attempts that might result in a premium over the market price for the stock held by stockholders.

Classified Board; Number of Directors
      Our certificate of incorporation provides that our board of directors is divided into three classes of directors. Our classified board staggers the terms of the three classes and has been implemented through initial one, two and three-year terms for the three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Moreover, our certificate of incorporation provides that directors may be removed from office only for cause and only by the affirmative vote of 66 2/3% of the voting power of the outstanding shares entitled to vote. Our certificate of incorporation and bylaws also provide, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors. This provision prevents stockholders from changing the number of directors.

Actions by Written Consent; Stockholder Ability to Hold a Special Meeting
      Our certificate of incorporation prohibits stockholders from taking action by written consent in lieu of an annual or special meeting. As a result, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors.

Requirements for Advance Notice of Stockholder Nominations and Proposals
      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for the election of directors. In order for any matter to be considered properly brought before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. To be timely, a stockholder’s notice shall be delivered to our Secretary at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. These advance notice requirements may have the effect of precluding a nomination for the election of directors or preventing other business to be conducted at a particular meeting if the proper procedures are not followed.

Amendment of Bylaws by Stockholders
      Our certificate of incorporation provides that stockholders have the power to adopt, amend or repeal the bylaws; provided, however, that in addition to any vote of the holders of any class or series of stock of the Company required by law or by the certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the elections of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the bylaws. This minimum stockholder vote requirement could be viewed as having an anti-takeover effect because it can make it more difficult for stockholders to effect changes to our bylaws.

Amendment of the Certificate of Incorporation by Stockholders
      Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class to amend, alter or repeal certain provisions, including those that:

•	classify our board into three classes;

•	prohibit stockholders from acting by written consent or calling a special meeting of stockholders;

•	require advance notice by stockholders to us regarding stockholder proposals and the nomination of candidates for the election of directors to be voted upon at any stockholder meeting;

•	provide the board of directors with the sole power to fill vacancies on the board of directors; and

•	provide that a director or the entire board of directors may be removed but only for cause.
      This requirement could be viewed as making it more difficult for stockholders to effect changes to our certificate of incorporation.

Anti-takeover Effects of Delaware Law
      Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination”, including general managers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder”, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three years immediately prior to the date of the determination; and

•	the affiliates and associates of any such person.
      Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.
Nasdaq Listing
      Our common stock is quoted on The Nasdaq National Market under the trading symbol “OUTD.”
Transfer Agent and Registrar
      The transfer agent and registrar for our shares of common stock is Computershare Trust Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE
      The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.
      After this offering, 24,043,698 shares of common stock will be outstanding. All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act of 1933, as amended, unless purchased by our affiliates. The remaining 18,227,998 shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale

5,238,459	At various times after the date of this prospectus and prior to 90 days after the effective date of the registration statement containing this prospectus.

12,989,539	90 days after the effective date of the registration statement containing this prospectus and at various times thereafter (subject in some cases to volume limitations).
      The above table assumes the effectiveness of the lock-up agreements described below.
Lock-Up Agreements
      We, our executive officers, directors, each holder of 5% or more of our common stock and the selling stockholders, have agreed that, subject to limited exceptions, each will not, for a period of 90 days after the date of this prospectus, subject to extension under certain circumstances, directly or indirectly:

•	offer, sell, agree to offer or sell any common stock;

•	solicit offers to purchase any common stock;

•	purchase any put option to sell any common stock;

•	grant any option for the sale of any common stock;

•	pledge, borrow or otherwise dispose of or transfer any common stock;

•	file or participate in the filing of, or demand that we file, a registration statement related to the common stock; or

•	establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any common stock or otherwise enter into any swap, derivative or other transaction or arrangement that transfers, in whole or in part, any economic consequences of ownership of any common stock whether or not such transaction is to be settled by delivery of shares or other securities, in cash or other consideration without the prior written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may release all or a portion of the shares subject to these lock-up agreements at any time without prior notice. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements. Bear, Stearns & Co. Inc. has advised us that they will determine to waive or shorten the lock-ups on a case-by-case basis after considering such factors as the current equity market conditions, the performance of the price of our common stock since the offering and the likely impact of any waiver on the price of our common stock, and the requesting party’s reason for making the request.

      Notwithstanding anything contained in the lock-up agreements, we may issue and sell common stock pursuant to any stock option and employee benefit plans in effect at the time of the pricing of this offering and upon the conversion of securities outstanding at the time of pricing of this offering and we may grant options, restricted stock and other securities pursuant to the terms of our option and incentive plans, compensation arrangements and employment agreements. Individuals may transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her “immediate family,” provided that the recipient agrees to the restrictions in the lock-up agreements.
      In addition, Mr. Richard K. Dickson II has previously agreed in a separate agreement with us that he will not, for a period of 180 days after the effective date of this registration statement, directly or indirectly, effect any sale, offer to sell, hedge, pledge, make any short sale, or distribution (or enter into any agreement to do any of the foregoing) of our common stock or any similar securities, except for sales included as part of this offering.
Rule 144
      In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of our shares of common stock outstanding after this offering; or

•	the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Stock Options
      In addition, we have filed registration statements on Form S-8 under the Securities Act to register the shares of our common stock reserved for issuance under our stock option and other employee incentive and benefit plans and, as a result, all shares of our common stock acquired upon exercise of stock options under these plans (subject to vesting requirements contained in the applicable award agreement, if any) are also freely tradable in the open market unless purchased by our affiliates.
Registration Rights
      Subject to certain terms and conditions, Mr. Richard K. Dickson II may request to have a portion of his shares registered for resale on Form S-3 until December 2005. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.
Other Shares and Rights
      We also may issue shares of our common stock from time to time as consideration for strategic relationships, future acquisitions and investments. In the event any such strategic relationship, acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such strategic relationships, acquisitions and investments.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following discussion of material United States federal income tax considerations is for general information only. Accordingly, all prospective holders of our common stock are urged to consult their own tax advisors with respect to the United States federal, state and local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.
      As used in this prospectus, the term “U.S. Holder” is a person who is a beneficial owner of our common stock and who is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.
      The term “Non-U.S. Holder” means a beneficial owner of our common stock who is not a U.S. Holder.
      This discussion does not consider:

•	state, local or foreign tax consequences;

•	the tax consequences for the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected holders, including without limitation, holders of interests in domestic or foreign partnerships, partnerships, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and United States expatriates; or

•	special tax rules that may apply to a holder that holds our common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States federal income tax purposes, or a holder that does not hold our common stock as a capital asset within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, also known as the Code.
      The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the United States Internal Revenue Service or an opinion of counsel with respect to the United States federal income tax consequences of the purchase or ownership of our common stock to a holder.
U.S. Holders

Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that dividends are paid in cash or property on shares of our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those payments exceed our current and accumulated earnings and profits, the payments will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock. Any such dividend will be eligible for the dividends-

received deduction, if received by a qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends-received deduction.
      Recently enacted legislation reduces to 15% the maximum United States federal income tax rate for certain dividends received by non-corporate holders through December 31, 2008, so long as certain holding period requirements arc met. Unless continuing legislation is enacted, dividends received by non-corporate holders after December 31, 2008 will not benefit from this reduction in United States federal income tax rates and will thereafter be taxed as ordinary income subject to the U.S. Holder’s applicable federal income tax rate.

Gain on Disposition of Common Stock
      Upon a sale, exchange or other disposition of our common stock, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in the common stock. Recently enacted legislation also generally reduces to 15% the maximum United States federal income tax rate on capital gains recognized by non-corporate holders on the sale, exchange or other disposition of our common stock held for more than one year, through taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations. Unless continuing legislation is enacted, sales, exchanges or other dispositions of our common stock by non-corporate holders after December 31, 2008 will not benefit from this reduction in United States federal income tax rates.

Information Reporting and Backup Withholding Tax
      In general, payments made to a U.S. Holder on or with respect to our common stock will be subject to information reporting. Certain U.S. Holders may be subject to backup withholding tax (at a rate equal to 28% from 2003 through 2010 and 31% after 2010) on payments made on or with respect to our common stock if such U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Certain persons are exempt from backup withholding including, in certain circumstances, corporations and financial institutions. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or a credit against such U.S. Holder’s United States federal income tax liability, provided that the required procedures arc followed.
Non-U.S. Holders

Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that dividends are paid in cash or property on shares of our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those payments exceed our current and accumulated earnings and profits, the payments will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock. Dividends paid to a Non-U.S. Holder (out of earnings and profits) generally will be subject to withholding of United States federal income tax at a 30% rate on the gross amount of the distribution or such lower rate as may be provided by an applicable income tax treaty.
      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, referred to in this prospectus as “United States trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any United States trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.
      A Non-U.S. Holder of our common stock who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock
      A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

•	the gain is United States trade or business income, in which case the regular corporate income tax and the branch profits tax described above may apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock.
      Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently, and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax
      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.
      Current United States federal tax law provides for reductions in United States federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax
      We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.
      Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding tax on specified payments on our common stock. A Non-U.S. Holder of our common stock that fails to certify, under penalties of perjury, its Non-U.S. Holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding tax.
      The payment of the proceeds of the disposition of our common stock by a holder to or through a United States office of a broker, or through a foreign office of a broker who is a United States person or a

“United States related person” (as defined below) generally will be subject to information reporting and backup withholding tax unless the holder provides the requisite certification of status as a Non-U.S. Holder, the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge, or reason to know, to the contrary or another exemption is established. For this purpose, a “United States related person” is:

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign partnership if, at any time during the taxable year, (A) United States persons own more than 50% of the income or capital interests in the partnership, or (B) the partnership is engaged in a United States trade or business;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, (or for such part of the period that the person has been in existence), is derived from activities that are effectively connected with the conduct of a United States trade or business; or

•	some U.S. branches of foreign banks or insurance companies.
      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes will be refunded, or credited against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

UNDERWRITING
      We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and the underwriters named below, through their representatives Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc. and Jefferies & Company, Inc., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.
A.G. Edwards & Sons, Inc.
Jefferies & Company, Inc.

Total

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                    per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.
      The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per	Without	With
	Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Outdoor Channel Holdings Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $                    and are payable by us.
Over-Allotment Option
      The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 872,355 additional shares at the public offering price less the underwriting discount. If the underwriters exercise this option with respect to less than the total number of shares subject to the over-allotment option, the number of additional shares sold by each selling stockholder shall be prorated among the selling stockholders in proportion to that number of shares each selling stockholder would have sold if the underwriters had exercised this option in full. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.
No Sales of Similar Securities
      We, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders, subject to exceptions, have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus, which may be extended in certain circumstances, without first obtaining the written consent of Bear, Stearns & Co. Inc. See “Shares Eligible For Future Sale — Lock-Up Agreements.”
Quotation on The Nasdaq National Market
      Our common stock is listed on The Nasdaq National Market under the symbol “OUTD”.
Price Stabilization, Short Positions
      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.
      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.
      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
      In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

      In April 2004, Bear, Stearns and Co. Inc. and its affiliates loaned to The Perry T. and Sandra Lynn Massie Trust dated October 14, 1997 $1.5 million at the prevailing interest rate. As security for the loan, this trust pledged 3,416,590 million shares of its common stock to Bear, Stearns and Co. Inc. and its affiliates.
      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received customary fees and commissions for these transactions.
Canadian Sales
      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory of Canada. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus with the relevant Canadian securities regulators and only by a dealer registered in accordance with local provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which the offer or sale is made.
Other Foreign Sales
      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common shares offered by this prospectus in any jurisdiction where action for that purpose is required. The common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
LEGAL MATTERS
      The validity of shares of our common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California. Legal matters in connection with shares of our common stock offered hereby will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California.
EXPERTS
      Our audited consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by J. H. Cohn LLP, an Independent Registered Public Accounting Firm, as stated in its report with respect thereto, and have been so included herein in reliance upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. Our common stock is listed on The Nasdaq National Market.

We also maintain an internet site at http://www.outdoorchannelholdings.com that contains information concerning us. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus.
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the securities being offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information regarding us and our securities, please refer to the registration statement and the documents filed or incorporated by reference as exhibits to the registration statement. You may obtain the registration statement and its exhibits from the SEC as indicated above or from us. Statements contained in this prospectus or any prospectus supplement as to the contents of any contract or other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete and we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement.
      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.
      The following documents, which have been filed with the SEC (File No. 000-17287), are incorporated herein by reference:

•	Our annual report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 31, 2005, as amended by the Form 10-K/A filed with the SEC on May 13, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 16, 2005, as amended by the Form 10-Q/A filed with the SEC on May 16, 2005;

•	Our quarterly report on Form 10-Q/A for the quarter ended September 30, 2004 filed with the SEC on May 13, 2005;

•	Our current report on Form 8-K filed with the SEC on February 22, 2005;

•	Our current report on Form 8-K filed with the SEC on March 23, 2005;

•	Our current report on Form 8-K filed with the SEC on May 10, 2005 with respect to the information contained in Item 4.02 thereof only; and

•	The description of our common stock contained in our Form 10 Registration Statement filed with the SEC on November 9, 1988 (including any amendment or report filed for the purpose of updating the description of our common stock contained therein).
      All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering are deemed incorporated by reference into this prospectus and a part hereof from the date of filing of those documents. Any statement contained in any document incorporated by reference shall be deemed to be amended, modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus, except as so amended, modified or superseded.
      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such documents should be directed to Attention: General Counsel, 43445 Business Park Drive, Suite 113, Temecula, California 92590 (Telephone: (951) 699-4749).

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
* * *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Outdoor Channel Holdings, Inc. and Subsidiaries
      We have audited the accompanying consolidated balance sheets of Outdoor Channel Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Outdoor Channel Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004, and their results of operations and cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP
San Diego, California
February 25, 2005

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2004
(In thousands, except per share data)

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$7,214	$13,105
Investment in available-for-sale securities	550	741
Accounts receivable, net of allowance for doubtful accounts of $234 and $207	3,797	4,848
Inventories	68	85
Income tax refund receivable	1,143	2,291
Current portion of deferred tax assets, net	525	—
Prepaid programming costs	—	606
Other current assets	671	50

Total current assets	13,968	21,726

Property, plant and equipment at cost, net:
Membership division	3,253	3,527
Outdoor Channel equipment and improvements	2,032	3,199

Property, plant and equipment, net	5,285	6,726

Amortizable intangible assets	118	1,939
Deferred tax assets, net	436	14,863
Goodwill	—	43,668
Other non-amortizable intangible assets	—	10,573
Deposits and other assets	41	174

Totals	$19,848	$99,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,790	$3,705
Accrued severance payments	291	28
Current portion of notes payable and capital lease obligations	133	26
Deferred tax liabilities, net	—	494
Current portion of deferred revenue	409	370
Customer deposits	—	61

Total current liabilities	2,623	4,684
Accrued severance payments, net of current portion	66	37
Notes payable and capital lease obligations, net of current portion	59	9
Deferred revenue, net of current portion	1,225	1,145
Deferred satellite rent obligations	380	312

Total liabilities	4,353	6,187

Minority interest in subsidiary	2,302	—

Commitments and contingencies
Stockholders’ equity:
Preferred stock; 25,000 shares authorized; none issued	—	—
Common stock, $0.02 and $0.001 par value; 75,000 shares authorized; 5,887 (prior to 5-for-2 stock split) and 18,394 shares issued and outstanding	118	18
Common stock subscriptions receivable	(30)	—
Cost of treasury stock (191 shares)	(400)	—
Additional paid-in capital	6,768	111,912
Deferred compensation	—	(1,034)
Accumulated other comprehensive income	34	43
Retained earnings (accumulated deficit)	6,703	(17,457)

Total stockholders’ equity	13,193	93,482

Totals	$19,848	$99,669

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2002, 2003 and 2004
(In thousands, except per share data)

	2002	2003	2004

Revenues:
Advertising	$10,969	$16,396	$21,817
Subscriber fees	6,071	10,836	13,391
Membership income	4,353	4,456	4,746

Total revenues	21,393	31,688	39,954

Expenses:
Satellite transmission fees	2,359	2,423	2,351
Advertising and programming	3,854	4,884	8,117
Non-cash compensation expense from exchange of stock options	—	—	47,983
Selling, general and administrative	10,604	16,754	21,042

Total expenses	16,817	24,061	79,493

Income (loss) from operations	4,576	7,627	(39,539)
Gain on sale from issuance of common stock of subsidiary	46	—	—
Gain on sale of marketable securities	—	13	34
Interest income (expense), net	(1)	13	81

Income (loss) before income taxes and minority interest	4,621	7,653	(39,424)
Income tax provision (benefit)	1,882	3,162	(15,946)

Income (loss) before minority interest	2,739	4,491	(23,478)
Minority interest in net income of consolidated subsidiary	444	897	682

Net income (loss)	2,295	3,594	(24,160)
Preferred stock dividends	(90)	—	—

Net income (loss) applicable to common stock	$2,205	$3,594	$(24,160)

Earnings (loss) per common share:
Basic	$0.17	$0.26	$(1.51)

Diluted	$0.15	$0.19	$(1.51)

Weighted average number of common shares outstanding: (as adjusted for a five for two forward split)
Basic	13,220	13,824	15,998

Diluted	14,627	14,768	15,998

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2002, 2003 and 2004
(In thousands, except share data)

					Common				Accumulated	Retained
	Preferred Stock		Common Stock		Stock		Additional		Other	Earnings
					Subscriptions	Treasury	Paid-In	Deferred	Comprehensive	(Accumulated
	Shares	Amount	Shares	Amount	Receivable	Stock	Capital	Compensation	Income	Deficit)	Total

Balance, January 1, 2002	59	$—	5,281	$106	$(221)	$(290)	$3,516	$—	$—	$904	$4,015
Comprehensive Income:
Net income										2,295	2,295
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $2									4		4

Total comprehensive income											2,299

Subsidiary investment in parent						(110)					(110)
Cancellation of stock issued for services			(3)	—			(12)				(12)
Common stock issued upon exercise of stock options for cash and notes receivable			32	—	(66)		101				35
Preferred dividend										(90)	(90)
Conversion of preferred stock to common stock	(59)	—	59	1			(1)				—
Subscription receivable paid through provision of services					25						25

Balance, December 31, 2002	—	—	5,369	107	(262)	(400)	3,604	—	4	3,109	6,162
Comprehensive Income:
Net income										3,594	3,594
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $20									30		30

Total comprehensive income											3,624

Subscriptions receivable paid through provision of services and in cash					232						232
Tax benefit from exercise of non- qualified stock options and deferred compensation							2,064				2,064
Common stock issued upon exercise of stock options for cash, provision of services and offset of notes payable			384	8			928				936
Common stock issued to former Officer/director for payment of deferred compensation			134	3			172				175

Balance, December 31, 2003	—	$—	5,887	$118	$(30)	$(400)	$6,768	$—	$34	$6,703	$13,193

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)
For the Years Ended December 31, 2002, 2003 and 2004
(In thousands, except share data)

					Common				Accumulated	Retained
	Preferred Stock		Common Stock		Stock		Additional		Other	Earnings
					Subscriptions	Treasury	Paid-In	Deferred	Comprehensive	(Accumulated
	Shares	Amount	Shares	Amount	Receivable	Stock	Capital	Compensation	Income	Deficit)	Total

Balance, December 31, 2003	—	$—	5,887	$118	$(30)	$(400)	$6,768	$—	$34	$6,703	$13,193
Comprehensive Income:
Net loss										(24,160)	(24,160)
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $4									9		9

Total comprehensive income											(24,151)

Effect of 5-for-2 forward split and change in par value			8,830	(103)			103				—
Common stock issued upon exercise of stock options			723				1,285				1,285
Stock subscriptions paid					30						30
Issuance of restricted stock to employees for services			75				1,043	(1,043)			—
Amortization of deferred compensation								9			9
Stock exchanged for stock of subsidiary			3,070	3			54,100				54,103
Effect of exchange of stock options for stock options of subsidiary							47,983				47,983
Tax benefit from exercise of stock options							1,030				1,030
Retirement of treasury stock			(191)			400	(400)				—

Balance, December 31, 2004	—	$—	18,394	$18	$—	$—	$111,912	$(1,034)	$43	$(17,457)	$93,482

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 and 2004
(In thousands)

	2002	2003	2004

Operating activities:
Net income (loss)	$2,295	$3,594	$(24,160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	649	880	1,259
Provision for doubtful accounts	257	327	164
Costs of services offset against subscription receivable	32	251	—
Gain on sale from issuance of common stock of subsidiary	(40)	—	—
Realized gain on sale of available-for-sale securities	—	(13)	(34)
Minority interest in net income of consolidated subsidiary	444	897	682
Tax benefit from exercise of stock options and issuance of shares to pay deferred compensation	—	2,064	1,030
Common stock of subsidiary issued for services	9	—	—
Compensation expense from exchange of stock options	—	—	47,983
Amortization of deferred compensation	—	—	9
Deferred tax provision (benefit), net	(187)	70	(17,619)
Cash supplied (used) by changes in operating assets and liabilities:
Accounts receivable	(1,149)	(1,651)	(1,215)
Inventories	(10)	19	(17)
Income tax refund receivable	—	—	(1,126)
Prepaid programming costs	—	—	(606)
Other current assets	(189)	(1,533)	331
Deposits and other assets	(155)	155	(133)
Accounts payable and accrued expenses	415	874	1,914
Accrued severance payments	—	—	(291)
Deferred revenue	1	324	(119)
Customer deposits	—	—	61
Deferred satellite rent obligations	(68)	(68)	(68)

Net cash provided by operating activities	2,304	6,190	8,045

Investing activities:
Purchases of property, plant and equipment	(1,100)	(1,924)	(2,549)
Purchases of available-for-sale securities	(74)	(443)	(255)
Proceeds from sale of available-for-sale securities	—	36	85
Costs related to acquisition of minority interest	—	—	(593)
Proceeds from notes receivable	—	36	—

Net cash used in investing activities	(1,174)	(2,295)	(3,312)

Financing activities:
Net payments of stockholder loans	(58)	(15)	—
Principal payments on notes payable and capital leases	(234)	(182)	(157)
Dividends paid on preferred stock	(90)	—	—
Proceeds from exercise of stock options	36	268	1,285
Proceeds from common stock subscriptions receivable	—	—	30
Purchases of treasury stock	(110)	—	—

Net cash provided by (used in) financing activities	(456)	71	1,158

Net increase in cash and cash equivalents	674	3,966	5,891
Cash and cash equivalents, beginning of year	2,574	3,248	7,214

Cash and cash equivalents, end of year	$3,248	$7,214	$13,105

Supplemental disclosures of cash flow information:
Interest paid	$35	$42	$5

Income taxes paid	$2,154	$2,083	$1,139

Supplemental disclosures of non-cash investing and financing activities:
Retirement of treasury stock	$—	$—	$400

Fair value of common stock issued to acquire minority interest in subsidiary	$—	$—	$49,853

Common stock issued upon exercise of stock options in exchange for notes receivable from ex-employees	$66	$—	$—

Effect of net increase in fair value of available-for-sale securities, net of deferred taxes	$4	$30	$9

Note receivable from stockholder offset against accrued bonus	$—	$45	$—

Receivable from exercise of stock options offset against loans from stockholders	$—	$623	$—

Common stock issued to former officer/director for payment of deferred compensation	$—	$175	$—

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 1 — Organization and Business
Description of Operations
      Outdoor Channel Holdings, Inc. (“Outdoor Channel Holdings,” or collectively with its subsidiaries, the “Company”) was reincorporated under the laws of the State of Delaware on September 14, 2004. Originally Outdoor Channel Holdings was incorporated under the name Global Resources, Inc., an Alaska corporation, and was subsequently re-named Global Outdoors, Inc. In 2003, the name was changed to Outdoor Channel Holdings, Inc. The Company acquired the remaining 17.6% minority interest in The Outdoor Channel, Inc. (“TOC”), that it did not previously hold on September 8, 2004 (see Note 3). TOC operates The Outdoor Channel which is a national television network devoted to traditional outdoor activities, such as hunting, fishing and shooting sports, as well as off-road motor sports and other related lifestyle programming.
      Our revenues include advertising fees from advertisements aired on The Outdoor Channel, including fees paid by outside producers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel, and from advertisements in “Gold Prospectors & Treasure Hunters in the Great Outdoors” magazine; subscriber fees paid by cable and satellite service providers that air The Outdoor Channel; membership fees from members in both LDMA-AU, Inc. (“Lost Dutchman’s”) and Gold Prospector’s Association of America, LLC (“GPAA”) and other income including products and services related to gold prospecting, gold expositions, expeditions and outings.
      Other business activities consist of the promotion and sale of a gold mining expedition to our Cripple River property located near Nome, Alaska, and the sale of memberships in Lost Dutchman’s which entitle members to engage in gold prospecting on our Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon, and South Carolina properties. We have signed an agreement with another organization for the mutual use of properties.
Note 2 — Summary of Significant Accounting Policies
Principles of Consolidation
      The consolidated financial statements include the accounts of Outdoor Channel Holdings and its subsidiaries, Gold Prospector’s Association of America, Inc., Lost Dutchman’s, GPAA and TOC. All material intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the dates of the consolidated balance sheet and reported amount of revenues and expenses for the periods presented. Accordingly, actual results could materially differ from those estimates.
Cash and Cash Equivalents
      The Company considers all highly-liquid investments with maturities of three months or less when acquired to be cash equivalents.
Inventories
      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 2 — Summary of Significant Accounting Policies (continued)
Prepaid Programming Costs
      The Company produces a portion of the programming it airs on The Outdoor Channel in-house as opposed to acquiring the programming from third party producers. The cost of production is expensed when the show airs. As such, at year-end the Company has incurred costs for programming that is yet to air. These costs are accumulated on the balance sheet as “Prepaid programming costs”. Costs of specific shows will be charged to programming expense when the program airs and the related advertising revenue is recognized.
Property and Equipment
      Depreciation and amortization of costs of property and equipment are provided using the straight-line method over the estimated useful lives of the assets which range from 5 to 15 years.
Amortizable Intangible Assets
      Cost of acquiring customer relationships are being amortized over a period of either 3 or 4 years. TOC has the exclusive right to the trademark The Outdoor Channel. The costs of acquiring the trademark are being amortized on a straight-line basis over an estimated useful life of 15 years.
Impairment of Certain Long-Lived Assets
      The impairment of long-lived assets with finite lives such as property and equipment, customer relationships and trademarks, is recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. The Company did not record any charges for the impairment of long-lived assets in 2002, 2003 or 2004.
Goodwill and Other Intangible Assets not Subject to Amortization
      Goodwill represents the excess of cost over the fair value of net assets of an acquired business. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) goodwill is deemed to have an indefinite life and is no longer subject to amortization over its estimated useful life but is tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.
      Impairment is assessed at the “reporting unit” level by applying a fair value-based test. A reporting unit is defined as the same as, or one level below the operating segment level as described in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). Under the two-step approach, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount of the reporting unit exceeds its fair value, the “implied” fair value (as defined in SFAS 142) of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
      The cost allocated to the acquisition of multiple system operator relationships is an intangible asset that is also deemed to have an indefinite life and, accordingly, is not subject to amortization under SFAS 142. The Company is required to evaluate the remaining useful life of these relationships each reporting period to determine whether circumstances continue to support an indefinite useful life. If it

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 2 — Summary of Significant Accounting Policies (continued)
determines the life is no longer indefinite, the Company will begin to amortize the costs of these multiple system operator relationships over their remaining lives. In addition, such costs shall be tested for impairment annually, or more frequently if circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of the asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.
Advertising
      The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $2,869, $3,767 and $5,600 in 2002, 2003 and 2004, respectively.
Revenue Recognition
      The Company generates revenues from sales of television and print advertising, from cable and satellite subscriber fees, from membership fees and from sales of related products and services.
      TOC’s advertising revenues are recognized when the advertisement is aired and the collectibility of fees is reasonably assured. Advertising revenues from advertisements in the Company’s bi-monthly magazine are recognized when the magazine is distributed. Subscriber fees for The Outdoor Channel are recognized in the period the programming is aired by the distributor.
      Broadcast and national television network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. The amount of additional advertising time is generally based upon the percentage of shortfall in audience size. This requires us to make estimates of the audience size that will be delivered throughout the terms of the contracts. We base our estimate of audience size on information provided by ratings services and our historical experience. If we determine we will not deliver the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.
      Lost Dutchman’s memberships are contractual arrangements that provide members with prospecting and mineral rights and the use of land and facilities for camping and recreational vehicle parking. Lost Dutchman’s memberships sold by the Company generally have payment terms that provide for a down payment and monthly installments and are non-interest bearing and unsecured. Revenues are generally recognized on a straight-line basis over the estimated average life (7 years) of the Lost Dutchman’s membership. The Company sells GPAA memberships for one to four years and it also offers a GPAA lifetime membership (“Gold Life”). The majority of the memberships are for one year. Multi-year GPAA membership revenues are recognized on a straight-line basis over the life of a membership or an estimated life of 15 years for a lifetime membership. Merchandise sales for GPAA are recognized as sales when the product is shipped and collection of the receivable is probable. Merchandise sales for GPAA are included in the “Membership income” revenue category.
      The Company does not record any receivables arising under these contracts or memberships. Accordingly, revenues recognized do not exceed the total of the cash payments received and cash received in excess of revenue earned is recorded as deferred revenue.
      Revenues from the expeditions are recognized when they are taken in June through August each year. Revenues from outings and gold expositions are recognized at the time of the event.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 2 — Summary of Significant Accounting Policies (continued)
Income Taxes
      The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax benefits arising from the exercise of stock options and the issuance of common shares to pay deferred compensation are recorded as additional paid-in capital in the period the benefits are earned or realized.
Earnings (Loss) Per Share
      Effective September 15, 2004, the Company effected a 5-for-2 split of its common stock in connection with its reincorporation in Delaware. All share and per share data has been adjusted where appropriate to reflect this stock split. In addition, the par value of the Company’s common stock was changed from $0.02 per share to $0.001 per share.
      The Company has presented “basic” and “diluted” earnings (loss) per common share in the accompanying consolidated statements of operations in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Basic earnings (loss) per common share is calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings (loss) per common share is similar to that of basic earnings (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares of the Company and TOC, prior to the acquisition of the remaining minority interest in TOC, were issued during the period if any such issuances would have had a dilutive effect.
      The computation of diluted loss per share for 2004 does not take into account either the outstanding stock options of Outdoor Channel Holdings because the effect of their assumed exercise would be anti-dilutive or the increase in net loss attributable to the increase in the minority interest in the net income of TOC that would result from the assumed exercise of all of TOC’s outstanding stock options prior to the exchange of those options for Company options on September 8, 2004 because the effect would be immaterial. The computation of diluted earnings per share for 2002 and 2003 takes into account the effects on the weighted average number of common shares outstanding of the assumed exercise of all of the outstanding stock options of the Outdoor Channel Holdings and TOC, adjusted for the application of the treasury stock method, and the assumed payment in 2002 of deferred compensation that had been payable by the Company in common stock (see Note 9). The computation of diluted earnings per share for 2003 also takes into account the reduction in net income applicable to common stock attributable to the increase in the minority interest (from approximately 13% to 33%) in the net income of TOC that results from the assumed exercise of its outstanding stock options (the effect on net income applicable to common stock in 2002 of the assumed exercise of stock options was not material). The number of shares potentially issuable at December 31, 2002, 2003 and 2004 upon the exercise of stock options that were not included in the computation of net earnings (loss) per common share because they were anti-dilutive totaled 75, 725 and 5,630, respectively.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 2 — Summary of Significant Accounting Policies (continued)
      The following table summarizes the calculation of the weighted average common shares outstanding for basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004

Numerators:
Net income (loss) — basic	$2,205	$3,594	$(24,160)
Deduct increase in minority interest attributable to assumed exercise of dilutive stock options of TOC (see Note 9)	—	(777)	—

Net income (loss) — diluted	$2,205	$2,817	$(24,160)

Denominators:
Weighted average common shares outstanding — basic	13,220	13,824	15,998
Dilutive effect of potentially issuable common shares for accrued deferred compensation	336	—	—
Dilutive effect of potentially issuable common shares upon exercise of stock options of the Company as adjusted for the application of the treasury stock method	1,071	944	—

Diluted weighted average common shares outstanding	14,627	14,768	15,998

Treasury Stock
      The Company had adopted the treasury stock method in accounting for TOC’s investment in Outdoor Channel Holdings. This is in accordance with ARB No. 51 “Consolidated Financial Statements”, which provides that in consolidation the cost of an investment in a parent’s common stock is treated as a cost of treasury shares. The weighted average number of common shares outstanding has been adjusted to reflect TOC’s minority stockholders’ ownership percentage of treasury shares.
      Subsequent to the acquisition of the minority interest in TOC, all common shares of Outdoor Channel Holdings owned by TOC were retired.
Stock Options
      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), provides for the use of a fair value based method of accounting for employee stock compensation. However, SFAS 123 also allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock, if such amounts differ materially. The Company has elected to continue to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is required by SFAS 123 and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” to provide pro forma disclosures of net income (loss) and earnings (loss) per share as if a fair value based method of accounting had been applied.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 2 — Summary of Significant Accounting Policies (continued)
      The Company’s historical net income (loss) and earnings (loss) per common share and pro forma net income (loss) and pro forma earnings (loss) per common share assuming compensation cost had been determined for 2002, 2003 and 2004 based on the fair value at the grant date for all awards by the Company, using the Black-Scholes option pricing model consistent with the provisions of SFAS 123, and amortized over the vesting period are set forth below:

	2002	2003	2004

Net income (loss):
As reported	$2,205	$3,594	$(24,160)
Add: Stock-based employee compensation expense included in reported net loss, net of tax effects*	—	—	28,885
Deduct: Stock-based employee compensation expense assuming a fair value based method had been used for all awards, net of tax effects*	(195)	(311)	(2,780)

Pro forma	$2,010	$3,283	$1,945

Basic earnings (loss) per share:
As reported	$0.17	$0.26	$(1.51)
Pro forma	$0.15	$0.24	$0.12
Diluted earnings (loss) per common share:
As reported	$0.15	$0.19	$(1.51)
Pro forma	$0.14	$0.17	$0.10

*	See Note 3
      As a result of amendments to SFAS 123, the Company will be required to charge the fair value of employee stock options to expense over the vesting period beginning with its fiscal quarter ending March 31, 2006.
      In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrants or similar equity instruments issued are estimated based on the Black-Scholes option-pricing model.
Additional Required Pro Forma Disclosures Related to Employee Stock Options
      The fair value of each option granted by the Company in 2002, 2003 and 2004 was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2002	2003	2004

Risk-free interest rate	4.7%	2.3% - 3.3%	1.7% - 4.2%
Dividend yield	0%	0%	0%
Expected life of the option	5 yrs.	5-10 yrs.	3 mos. - 10 yrs.
Volatility factor	83.0%	77.0%	41.7% - 79.0%

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 2 — Summary of Significant Accounting Policies (concluded)
Sale or Issuance of Stock by Subsidiary
      The Company recognizes non-operating gains from sales or issuances of common stock by its subsidiaries directly to third parties where the Company’s ownership percentage in the subsidiaries is reduced by the issuance of such stock and the amount received per share is more than the Company’s carrying amount per share.
Investments
      Pursuant to Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company’s investments in marketable equity securities have been classified as available-for-sale securities and, accordingly, are valued at fair value at the end of each period. Any material unrealized holding gains and losses arising from such valuation are excluded from net income and reported, net of applicable income taxes, in other comprehensive income. Accumulated net unrealized holding gains and losses are included at the end of each year in accumulated other comprehensive income which is a separate component of stockholders’ equity.
Reclassifications
      Certain amounts in the 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentations.
Note 3 — Acquisition of Minority Interest of The Outdoor Channel, Inc.
      On September 8, 2004, the Company announced the completion of the acquisition of the remaining 17.6% minority interest in TOC by Outdoor Channel Holdings through (i) the merger of TOC with a newly-formed, wholly-owned subsidiary of Outdoor Channel Holdings, with TOC being the surviving corporation, and (ii) the exchange of each share of TOC common stock not previously held by Outdoor Channel Holdings or its subsidiaries for 0.65 shares of Outdoor Channel Holdings’ common stock. In addition, each outstanding option to purchase one share of TOC common stock was exchanged for an option to purchase 0.65 shares of Outdoor Channel Holdings’ common stock.
      Based on the exchange ratio, the 5 for 2 split as explained in Note 2 and the capitalization of TOC, Outdoor Channel Holdings issued 3,070 shares of its common stock as well as options to purchase 4,012 additional shares on September 8, 2004.
      As previously disclosed by the Company, in October 2004, the Company received notice from a TOC stockholder that the stockholder was exercising dissenters’ rights with respect to 144 previously outstanding TOC common shares. The dissenter submitted a written demand that TOC repurchase the dissenter’s shares. On March 8, 2005, the dissenter withdrew this demand and accepted 233 common shares of the Company in exchange for his 144 common shares of TOC. The number of shares exchanged reflects the exchange ratio. For accounting purposes, the dissenter’s shares have been deemed to have been exchanged as of September 8, 2004 and the cost of those shares has been recorded as additional goodwill as shown below.
      The acquisition of all of the 17.6% minority interest in TOC was accounted for using the purchase method of accounting. The cost of acquiring the minority interest included the aggregate fair value of the common shares of Outdoor Channel Holdings issued in exchange for common shares of TOC and certain other direct costs. The acquisition cost was allocated based on the fair value of the assets of TOC that were acquired and liabilities that were assumed, including intangible assets that arose from contractual or

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 3 — Acquisition of Minority Interest of The Outdoor Channel, Inc. (continued)
other legal rights or met certain other recognition criteria that underlie the approximate 17.6% minority interest that was acquired. The excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired was allocated to goodwill. In addition, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” the tax effects of the intangible assets have been treated as additional consideration. This additional consideration has also been allocated to goodwill.
      The cost of the acquisition of the minority interest in TOC by Outdoor Channel Holdings was $54,985 based on the issuance at the closing of 3,070 shares of Outdoor Channel Holdings’ common stock (including the former dissenter’s shares) and the average closing price of $16.24 per share for a specified period before and after April 20, 2004, the last trading day before the public announcement of the material terms of the acquisition plus the assumption of 325 fully-vested options held by a former employee of TOC with an intrinsic value of $4,250 plus certain other costs. Based on the analysis of the fair value of the assets that were acquired and liabilities that were assumed, the acquisition costs of $54,985 were allocated primarily to intangible assets that are or are not subject to amortization as follows:

		Estimated
	Allocation	Useful Life

Multiple system operators relationships	$10,573	Indefinite
Advertising customer relationships:
Short form	1,351	4 years
Long form	621	3 years

Total identifiable intangible assets	12,545
Goodwill	43,668	Indefinite
Deferred tax liability associated with intangible assets	(4,212)
Minority interest in subsidiary	2,984

Aggregate purchase price	$54,985

      The exchange of vested options by Outdoor Channel Holdings for vested options of TOC resulted in a charge to operations in the consolidated statement of operations on September 8, 2004 equal to the intrinsic value of the options issued on that date and a credit for the related income tax benefit. Outdoor Channel Holdings issued fully-vested options to purchase 3,687 shares in exchange for fully-vested options held by employees of TOC on September 8, 2004. On that day, the market price of one share of common stock of Outdoor Channel Holdings was $14.00. As a result, the Company incurred a non-cash, non-recurring charge to operating expenses of $47,983 and recognized an income tax benefit of $19,098 or a net charge of $28,885.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
      Summarized unaudited pro forma information, assuming this acquisition occurred at the beginning of the respective years ended December 31, 2003 and 2004 follows:

	For the Years Ended
	December 31,

	2003	2004

Net revenues	$31,688	$39,954
Net income	$3,946	$4,862
Earnings per share:
Basic	$0.23	$0.27
Diluted	$0.19	$0.22
      The acquisition had no affect on net revenues. The pro forma net income (loss) and the related per share amounts (i) include primarily the effects of additional amortization related to certain intangible assets recorded, the elimination of the minority interest and the additional shares issued by Outdoor Channel Holdings and (ii) exclude the non-recurring net charge of $28,885 attributable to the exchange of options.
Note 4 — Revenue To Be Earned Upon Collection
      As of December 31, 2004, the approximate scheduled payments to be recognized as revenue, assuming such amounts are collected in future years from existing Lost Dutchman’s sales contracts, are as follows:

Years Ending December 31,	Amount

2005	$1,371
2006	1,157
2007	1,341
2008	1,377
2009	1,084
Thereafter	1,630

Total	$7,960

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 5 — Property, Plant and Equipment and Amortizable Intangible Assets
      Property, plant and equipment at December 31, 2003 and 2004 consist of the following:

	2003	2004

Membership division:
Land	$2,176	$2,480
Equipment	1,073	1,240
Buildings and improvements	1,387	1,472
Furniture and fixtures	53	62
Vehicles	1,290	1,325
Leasehold improvements	75	86

	6,054	6,665
Less accumulated depreciation	(2,801)	(3,138)

Subtotals	3,253	3,527

Outdoor Channel:
Equipment	2,737	4,543
Furniture and fixtures	158	158
Vehicles	212	251
Leasehold improvements	462	556
Video library	211	211

	3,780	5,719
Less accumulated depreciation and amortization	(1,748)	(2,520)

Subtotals	2,032	3,199

Totals	$5,285	$6,726

      Amortizable intangible assets at December 31, 2003 and 2004 are summarized as follows:

	2003	2004

Advertising customer relationships	$—	$1,972
Trademark	219	219

Subtotals	219	2,191
Less accumulated amortization	(101)	(252)

Totals	$118	$1,939

      The approximate remaining useful economic lives of the advertising customer relationships and trademark are 3.6 years and 7 years, respectively.
      For the years ended December 31, 2003 and 2004, the Company incurred $15 and $151 of amortization expense, respectively. The estimated aggregate amortization expense for the years subsequent to December 31, 2004 is $1,939.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 6 — Notes Payable, Capital Lease Obligations and Lines of Credit
Notes Payable and Capital Lease Obligations
      Notes payable and capital lease obligations at December 31, 2003 and 2004 consist of the following:

	2003	2004

Note payable to a bank, collateralized by substantially all of the Company’s assets, guaranteed by two major stockholders, with interest due monthly at the prime rate plus 1.00% (an effective rate of 5.00% at December 31, 2003)	$109	$—
Capital lease obligations (see Note 7)	83	35

Totals	192	35
Less current portion	133	26

Long-term portion — notes payable and capital lease obligations	$59	$9

Bank Lines of Credit
      On September 30, 2004, we entered into a revolving line of credit agreement (the “revolver”) with the U.S. Bank N.A. (the “Bank”) that matures September 5, 2005. The total amount which can be drawn upon under the line of credit is $5,000. The revolver provides that the interest rate shall be selected by us at the time of each advance, to be either (i) the prime rate announced by the Bank from time to time as and when such rate changes or (ii) 1.25% above the 1, 2, 3, 6, or 12 month LIBOR rate quoted by the Bank from Telerate Page 3750 or any successor thereto. The bank line of credit is collateralized by substantially all of the Company’s assets. We were in full compliance with the loan covenants under the revolver as of December 31, 2004. As of December 31, 2004, we did not have any outstanding borrowings under this revolving line of credit.
Note 7 — Commitments
Operating Leases
      The Company leases facilities and equipment, including access to satellites for television transmission, under non-cancelable operating leases that expire at various dates through 2010. Generally, the most significant leases are satellite leases that require escalating rental payments. Rent expense is recognized on a straight-line basis over each lease term. The excess of the expense accrued over the amounts currently payable is reflected as deferred satellite rent obligations in the accompanying consolidated balance sheets.
      The Company is leasing its administrative facilities from Musk Ox Properties, LP, which in turn is owned by Messrs. Perry T. Massie and Thomas H. Massie, principal stockholders and officers of the Company. The lease agreements currently require monthly rent payments aggregating to approximately $20. These lease agreements expire on December 31, 2005. The Company expects to renew the lease at prevailing market rates prior to its expiration.
      Rent expense, including rent paid to Musk Ox Properties, LP, aggregated to approximately $2,599, $2,668 and $2,604 in the years ended December 31, 2002, 2003 and 2004, respectively.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
      Total rental commitments under the operating lease agreements described above for years ending subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount

2005	$2,903
2006	1,693
2007	1,680
2008	1,680
2009	1,680
Thereafter	3,780

Total	$13,416

Capital Leases
      The Company leases certain equipment under capital leases which expire on various dates through 2006. At December 31, 2004, the Company’s future minimum lease payments are as follows:

Year Ending December 31,	Amount

2005	$28
2006	9

Total	37
Less amount representing an interest rate of 9.5%	(2)

Present value of minimum lease payments	35
Less current portion	26

Long-term portion	$9

      The current and long-term portions of capital lease obligations are included in notes payable and capital lease obligations in the accompanying consolidated balance sheets (see Note 6).
Note 8 — Income Taxes
      The components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004

Current:
Federal	$1,616	$2,410	$1,216
State	453	682	457

Total current	2,069	3,092	1,673

Deferred:
Federal	(155)	58	(13,512)
State	(32)	12	(4,107)

Total deferred	(187)	70	(17,619)

Totals	$1,882	$3,162	$(15,946)

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 8 — Income Taxes (concluded)
      The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2004 were related to the following:

	2003	2004

Deferred tax assets:
Stock option expense	$—	$18,178
Deferred revenues	556	371
Deferred rent	151	124
Current state taxes	247	77
Provision for doubtful accounts	93	82
Other accrued liabilities	88	57
Other	—	6

	1,135	18,895

Deferred tax liabilities:
Fixed assets	(152)	(345)
Intangible assets	—	(4,157)
Other	(22)	(24)

	(174)	(4,526)

Deferred tax assets, net	$961	$14,369

      The provision (benefit) for income taxes reflected in the accompanying consolidated statements of operations are different than those computed based on the applicable statutory Federal income tax rate of 34% in 2002, 2003 and 2004 as shown below:

	2002	2003	2004

Federal income tax provision (benefit) at statutory income tax rate	$1,588	$2,581	$(13,532)
State taxes, net of Federal benefit	278	458	(2,197)
Non-deductible expense	35	63	38
Deferred compensation	—	—	(198)
Other	(19)	60	(57)

Income tax provision (benefit)	$1,882	$3,162	$(15,946)

Note 9 — Equity Transactions
Preferred Stock
      There were 147 shares of the Company’s common stock at December 31, 2001 reserved for issuance on the conversion of the 147 shares of convertible preferred stock, then outstanding. During 2002, all of the preferred shares were converted to common stock.
      During 2002, the Company declared dividends on preferred stock for the years 1999, 2000 and 2001. The total amount of dividends paid during 2002 amounted to $90.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 9 — Equity Transactions (continued)
      As of December 31, 2002, 2003 and 2004, the Company was authorized to issue up to 10,000, 25,000 and 25,000 shares of preferred stock, $0.001 par value per share in one or more series with designations, rights and preferences as determined by the Company’s Board of Directors, respectively.
Changes in Common Stock Subscriptions Receivable by the Company
      On June 22, 1993, certain stockholders and other individuals exercised stock options for the purchase of a total of 260 shares of common stock. In connection therewith, these individuals issued promissory notes, due June 30, 1999 (extended several times), to the Company whereby they were obligated to pay a total of $221, plus interest at 4% per annum. During 2002, one of the subscribers provided the Company with consulting services with a fair value of $32 and the Company offset its payable for the services against subscriptions receivable of $25 and accrued interest receivable of $7.
      During 2002, the Company issued 80 shares of its common stock upon exercise of stock options by ex-employees and others and received $36 of cash payments for 29 shares and $66 of notes receivable for 51 shares. The notes receivable bore interest at 5% per annum, were collateralized by 26 shares of the Company’s common stock and was due May 2004.
      During 2003, the Company paid bonuses to certain stockholders who are also employees totaling $251 by converting subscriptions receivable for common stock of $196 and accrued interest on the receivables of $55. Subscriptions receivable were also reduced by cash payments of $36 in 2003 and, as a result, the balance of subscriptions receivable was reduced to $30 as of December 31, 2003, which was paid in January 2004.
Issuances of Common Stock by the Company
      During 2003, the Company issued 336 shares of common stock valued at $175 to a former Officer/ Director for the payment of deferred compensation (see Note 10).
      During 2003, the Company (i) received cash proceeds of $268 from the exercise of options for the purchase of 247 shares of common stock; (ii) offset the $623 due from the exercise of options for the purchase of 663 shares at $0.90 per share against the balance of all stockholder loans payable by the Company to the holder of the options; and (iii) offset the $45 due from the exercise of options for the purchase of 50 shares of common stock at $0.90 per share against the balance of a bonus payable to the employee.
      During 2004, the Company received cash proceeds of approximately $1,285 from the exercise of options for the purchase of 723 shares of the Company’s common stock and options for the purchase of 18 TOC shares of common stock which were exercised prior to the merger under TOC’s stock option plan. The TOC stock option plan was assumed in conjunction with the Company’s acquisition of the remaining 17.6% minority interest in TOC (see Note 3).
      Also during 2004, the Company issued an employee 75 shares of restricted common stock. The rights to these shares vest over a five year period. Based on the closing market price on the day before the grant of $13.90 per share, the value of the stock was $1,043. This amount has been included in deferred compensation as an offset to stockholders’ equity and will be amortized to compensation expense as the rights to the restricted stock vest.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 9 — Equity Transactions (continued)
The Company’s Stock Option Plans
      The Company had five stock option plans: Stock Option Plan 1 (“Plan 1”), Stock Option Plan 2 (“Plan 2”), 1995 Stock Option Plan (the “1995 Plan”), Long-Term Incentive Plan (the “LTIP Plan”), and Non-Employee Director Stock Option Plan (the “NEDSOP” Plan). During 2003, all holders of options under Plan 1 and Plan 2 exercised all of the outstanding options under those two plans. No more options may be granted under either of those two plans. In addition, on September 8, 2004, TOC’s 1997 Stock Option Plan (the “1997 Plan”) was assumed by Outdoor Channel Holdings. No more options can be issued under this plan. The Company also may grant stock options that are not covered under any of the stock option plans.
      As of December 31, 2004, the Company had an aggregate of 9,075 shares of its common stock reserved for issuance under its various stock option/long term incentive plans, of which 5,630 shares are subject to outstanding options, 75 are issued as restricted common stock and 3,370 shares are available for future grants. Options and stock grants are subject to terms and conditions as determined by the Company’s Board of Directors. Stock option grants are generally exercisable in increments of 25% during each year of employment beginning three months to one year from the date of grant. Generally, stock options expire five years from the date of grant. Options issued under our NEDSOP plan are generally exercisable 40% after the first 3 months of service and 20% on the first anniversary of appointment and each anniversary thereafter until 100% are vested.
      A summary of the status of options granted under the five stock option plans and outside of those plans as of December 31, 2002, 2003 and 2004 and changes in options outstanding during the years then ended is presented in the table that follows:

	2002		2003		2004

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

	(In thousands)		(In thousands)		(In thousands)
Outstanding at beginning of year	1,744	$1.25	1,751	$1.43	1,648	$6.57
Options granted	125	3.73	863	10.78	705	13.88
Options granted in exchange for TOC options (see Note 3)	—	—	—	—	4,012	0.98
Options exercised	(80)	1.31	(960)	0.98	(723)	1.77
Options canceled or expired	(38)	1.81	(6)	1.74	(12)	5.71

Options outstanding at end of year	1,751	$1.43	1,648	$6.57	5,630	$4.12

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 9 — Equity Transactions (continued)

	2002	2003	2004

Option price range at end of year	$0.90 - $4.00	$1.20 - $12.50	$0.92 - $15.75
Options available for grant at end of year	419	—	3,370
Weighted-average fair value of 125; 863; and 705 options granted during 2002, 2003 and 2004, respectively, with an exercise price equal to the market price at the date of grant	$2.36	$7.20	$8.21
Weighted-average fair value of 4,012 options granted during 2004 with an exercise price less than the market price at the date of grant	$—	$—	$13.08
      The following table summarizes information about stock options outstanding at December 31, 2004, all of which are at fixed prices:

		Options Outstanding		Options Exercisable

		Weighted Average
					Weighted
		Remaining			Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life	Price	Exercisable	Price

	(In thousands)			(In thousands)
$ 0.92 - $ 1.20	3,519	2.9 years	$0.93	3,519	$0.93
$ 1.40 - $ 3.08	457	2.2 years	$1.55	457	$1.55
$ 3.20 - $ 6.14	224	2.4 years	$4.11	121	$3.48
$11.60 - $15.75	1,430	6.5 years	$12.80	482	$12.69

	5,630		$4.12	4,579	$2.30

Changes in Outstanding Common Shares of TOC and Shares Owned by the Company
      The changes in the number of outstanding common shares of TOC and the changes in the number of shares and the percentage owned by the Company during 2002, 2003 and 2004 are summarized below:

		Owned by the
	Common Shares	Company
	Outstanding of
	TOC	Shares	Percent

Balance January 1, 2002	10,524	8,818	83.8%

Effects of shares issued by TOC	18	—

Balance December 31, 2002	10,542	8,818	83.6%

Effects of shares issued by TOC	126	—

Balance December 31, 2003	10,668	8,818	82.7%

Effects of shares issued by TOC	40	—

Balance September 8, 2004	10,708	8,818	82.4%

      During 2002, TOC issued 18 shares at prices ranging from $1.50 to $5.00 per share to board members and employees for services performed and upon the exercise of stock options. The Company recorded gains

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 9 — Equity Transactions (concluded)
from issuance of the shares of $47 in 2002. It also recorded an increase in minority interests as a result of such issuances of $6.
      During 2003, TOC issued 126 shares to a former director upon his election to take payment of deferred compensation in the form of stock of the Company and TOC (see Note 10). The Company did not record a gain or loss during 2003 because the price of the stock issued approximated the carrying value of the Company’s investment in the subsidiary. This issuance in 2003 caused an increase in minority interest of $142.
      During 2004, TOC issued 18 shares in connection with employees exercising options under its 1997 Plan. Further, TOC issued 22 shares to directors owed for services rendered prior to 2000.
TOC’s Stock Option Plan
      Under the 1997 Plan, TOC could grant incentive and non-qualified stock options to its employees, directors, consultants and service providers to purchase up to an aggregate of 3,000 shares of its common stock at an exercise price determined by the administrator subject to one of the following: (a) the exercise price of an incentive option could not be less than 100% of the fair market value of the common stock at the date of the grant; and (b) the exercise price of a non-qualified option could not be less than 85% of the fair market value of the common stock at the date of the grant.
      A summary of the status of TOC’s 1997 Plan at December 31, 2002, 2003 and 2004 and changes during the years then ended is presented in the table below:

	2002		2003		2004

		Weighted		Weighted		Weighted
	Shares or	Average	Shares or	Average	Shares or	Average
	Price per	Exercise	Price per	Exercise	Price per	Exercise
	Share	Price	Share	Price	Share	Price

Options outstanding at beginning of year	2,505	$1.60	2,492	$1.59	2,487	$1.60
Options exercised	(4)	1.50	—	—	(18)	1.83
Options cancelled	(9)	1.50	(5)	1.50	—	—
Options exchanged for Company options (see Note 3)					(2,469)	$1.59

Options outstanding at end of year	2,492	$1.59	2,487	$1.60	—	—

Option price range at end of year	$1.50-$5.00		$1.50-$5.00		—
Options available for grant at end of year	500		505		—
Note 10 — Related Party Transactions
      The Company had an agreement with a director, who was also one of its officers, pursuant to which a portion of the officer’s compensation, prior to 2002, had been paid in cash and the remainder was deferred. The deferred portion was payable by the Company in cash or shares of the common stock of the Company and/or TOC at a future date, at the election of the director. If payments were in the form of shares, such

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 10 — Related Party Transactions (concluded)
payments were to be based on the market value of the shares at the time the services were rendered. During 2003, the director/officer left the Company at which time he elected to receive shares as compensation. Deferred compensation under the agreement totaled $318. The Company and TOC issued 336 and 126 shares, respectively, to satisfy their obligations to the director (see Note 9). Additionally, the Company incurred $625 in severance costs, including related legal fees, in connection with his resignation.
      The Company is leasing its administrative facilities from Musk Ox Properties, LP, which in turn is owned by Messrs. Perry T. Massie and Thomas H. Massie, principal stockholders and officers of the Company. The lease agreements currently require monthly rent payments aggregating to approximately $20. These lease agreements expire on December 31, 2005. Rent expense totaled approximately $237, $242 and $244 in 2002, 2003 and 2004, respectively.
      Interest expense on stockholder loans aggregated to $20 in 2003. All stockholder loans were paid by June 2003.
Note 11 — Segment Information
      Pursuant to the Provisions of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”), the Company reports segment information in the same format as reviewed by the Company’s Chief Operating Decision Maker (the “CODM”). The Company segregates its business activities into TOC and Membership Division.
      TOC is a separate business activity that broadcasts television programming 24 hours a day, seven days a week. TOC generates revenue from advertising fees (which include fees paid by outside producers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel) and subscriber fees.
      Lost Dutchman’s and GPAA membership sales and related activities are reported in the Membership Division. The Membership Division also includes magazine sales, the sale of products and services related to gold prospecting, gold expositions, expeditions and outings.
      Prior to September 30, 2003, the Company had reported segment information for the operations associated with its Trips and Outings Division (the “Trips and Outings Segment”). The sales, operating income and assets of the Trips and Outings Segment no longer meet the thresholds that require separate disclosure and the CODM no longer separately reviews such information. Accordingly, the Company discontinued reporting separate Trips and Outings Segment information in the third quarter of 2003. The Trips and Outing segment information is now included in the Membership Division information.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 11 — Segment Information (concluded)
      Information with respect to these reportable segments as of and for the years ended December 31, 2002, 2003 and 2004 are as follows:

		Income (Loss)
		Before Income			Additions to
		Taxes and		Depreciation	Property,
		Minority	Total	and	Plant and
	Revenues	Interest	Assets	Amortization	Improvements

2002
TOC	$16,680	$4,457	$7,476	$341	$931
Membership Division	4,713	164	4,354	308	169

Totals	$21,393	$4,621	$11,830	$649	$1,100

2003
TOC	$26,835	$9,315	$13,855	$558	$1,274
Membership Division	4,853	(619)	5,993	322	650

Subtotal of Segments	31,688	8,696	19,848	880	1,924
Corporate*	—	(1,043)	—	—	—

Totals	$31,688	$7,653	$19,848	$880	$1,924

2004
TOC	$34,596	$9,954	$21,872	$779	$1,938
Membership Division	5,358	354	6,857	344	611

Subtotal of Segments	39,954	10,308	28,729	1,123	2,549
Corporate*	—	(49,732)	70,940	136	—

Totals	$39,954	$(39,424)	$99,669	$1,259	$2,549

      Intersegment sales amounted to $385, $473 and $595 for 2002, 2003 and 2004, respectively.

*	The Company captured corporate overhead, commencing in 2003 that is applicable to both segments, but not directly related to operations in a separate business unit, “Corporate.” The expenses allocated to Corporate consisted primarily of: professional fees including public relations, accounting and legal fees; severance associated with the resignation of an officer/director in November 2003; and the cost of bonuses paid through an offset against stock subscriptions receivable.
Note 12 — Fair Value of Financial Instruments
      The Company’s material financial instruments consist of its cash and cash equivalents, investments in available-for-sale securities, accounts receivable, accounts payable, notes payable, capital lease obligations and related party receivables and payables. The carrying amounts of the Company’s financial instruments generally approximated their fair values at December 31, 2002, 2003 and 2004. The fair market value of financial instruments classified as current assets or liabilities approximated their carrying value due to the short-term maturity of the instruments.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 13 — Contingencies
      The Company is, from time to time, involved in litigation as both plaintiff and defendant arising in the ordinary course of business. In the opinion of management, the results of any pending litigation should not have a material adverse effect on the Company’s financial position or operating results.
      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company reduces credit risk by placing its temporary cash investments with major financial institutions with high credit ratings. At December 31, 2004, the Company had cash and cash equivalents balances of approximately $13,105 with major financial institutions in certain investment accounts which were not covered by the Federal Deposit Insurance Corporation.
      The Company reduces credit risk related to accounts receivable by routinely assessing the financial strength of its customers. The Company maintains an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information that management believes will adequately provide for credit losses.
      During 2003, the Company entered into a contract to sponsor a driver in 17 professional car races to be held during 2003 and 2004. As amended, the contract calls for a total sponsorship price of $1,000 for the 17 races of which the Company had paid $250 during 2003. The remainder of the amount due was contingent on whether the Company’s sponsored driver qualified for the upcoming races during 2004. All amounts under this contract were paid.
      During 2004, the Company entered into a contract to sponsor a driver in 16 professional car races to be held during 2005. As amended, the contract calls for a total sponsorship price of $1,250 for the 16 races. As additional compensation, the Company had agreed to air a number of 30 second advertisements for associate sponsors. The aggregate commitment is for $500 worth of advertising which will be based on the Company’s prevailing rates at the time of the airings. The Company may, at its option, elect to renew the relationship for the 2006 and again for the 2007 seasons with certain cost escalators.
      Programming and talent commitments of the Company, estimated to aggregate approximately $6,394 as of December 31, 2004 included $5,994 for programming, and $400 for a talent contract. Such fees are payable over several years, as part of the normal course of business as follows:

Years Ending December 31,	Amount

2005	$2,417
2006	2,233
2007	1,644
2008	100

Total	$6,394

      On February 22, 2005, the Company announced its intention to purchase a building in Temecula, California for approximately $2,600. This building is planned to house the Company’s broadcast facility including its master control, uplink satellite dish and various programming personnel. Currently the Company estimates that capital expenditures to complete the build-out including updating equipment could exceed $8,000.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
Note 14 — 401(k) Savings Plan
      The Company maintains a 401(k) Plan (the “401(k) Plan”). The Company is required to make matching contributions to the 401(k) Plan in the amount of 50% of the first 6% of wages deferred by each participating employee. During 2002, 2003 and 2004, the Company incurred a total charge of approximately $47, $73 and $91 for employer matching contributions, respectively.

Note 15 —	Quarterly Financial Information (Unaudited)

	Three Months Ended

	March 31	June 30	September 30	December 31

2003
Revenue	$7,444	$7,181	$8,443	$8,620
Income from operations	1,856	1,361	2,577	1,833
Net income	921	667	1,285	721
Earnings per common share:
Basic	$0.07	$0.05	$0.09	$0.05
Diluted	$0.06	$0.05	$0.08	$0.03
2004
Revenue	$9,220	$9,569	$10,965	$10,200
Income (loss) from operations*	2,290	1,757	(45,706)	2,120
Net Income (loss)*	1,113	844	(27,705)	1,588
Earnings (loss) per common share:
Basic	$0.08	$0.06	$(1.75)	$0.09
Diluted	$0.06	$0.04	$(1.75)	$0.07
      All per share data has been adjusted to reflect the 5-for-2 split of our stock effective September 15, 2004. (See Note 1)

*	The exchange of vested options by Outdoor Channel Holdings for vested options of TOC resulted in a charge to net income in the consolidated statement of operations on September 8, 2004 equal to the intrinsic value of the options issued on that date and a credit for the income tax benefit. Outdoor Channel Holdings issued fully-vested options to purchase approximately 3,687 shares in exchange for fully-vested options of employees of TOC on September 8, 2004. On that day, the market price of one share of common stock of Outdoor Channel Holdings was $14.00. As a result, the Company incurred a non-cash, non-recurring charge to operating expenses of $47,983 and recognized an income tax benefit of $19,098 or a net charge of $28,885.
* * *

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	March 31,
	2004	2005

		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,105	$11,154
Investment in available-for-sale securities	741	687
Accounts receivable, net of allowance for doubtful accounts of $207 and $216	4,848	4,618
Inventories	85	85
Income tax refund receivable	2,291	1,965
Prepaid programming costs	606	1,154
Other current assets	50	879

Total current assets	21,726	20,542

Property, plant and equipment at cost, net:
Membership division	3,527	3,607
Outdoor Channel equipment and improvements	3,199	4,353

Property, plant and equipment, net	6,726	7,960

Amortizable intangible assets	1,939	1,799
Deferred tax assets, net	14,863	15,498
Goodwill	43,668	43,668
Other non-amortizable intangible assets	10,573	10,573
Deposits and other assets	174	256

Totals	$99,669	$100,296

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$3,705	$2,464
Accrued severance payments	28	13
Current portion of capital lease obligations	26	29
Deferred tax liabilities, net	494	473
Current portion of deferred revenue	370	422
Customer deposits	61	686

Total current liabilities	4,684	4,087
Accrued severance payments, net of current portion	37	32
Capital lease obligations, net of current portion	9	—
Deferred revenue, net of current portion	1,145	1,113
Deferred satellite rent obligations	312	304

Total liabilities	6,187	5,536

Commitments and contingencies
Stockholders’ equity:
Preferred stock; 25,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 75,000 shares authorized: 18,394 and 18,519 shares issued and outstanding	18	18
Additional paid-in capital	111,912	112,718
Deferred compensation	(1,034)	(982)
Accumulated other comprehensive income	43	11
Accumulated deficit	(17,457)	(17,005)

Total stockholders’ equity	93,482	94,760

Totals	$99,669	$100,296

See Notes to Unaudited Condensed Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended
	March 31,

	2004	2005

Revenues:
Advertising	$4,826	$5,259
Subscriber fees	3,162	3,642
Membership income	1,232	1,160

Total revenues	9,220	10,061

Expenses:
Satellite transmission fees	591	633
Advertising	1,314	1,694
Programming	395	521
Selling, general and administrative	4,630	6,486

Total expenses	6,930	9,334

Income from operations	2,290	727
Other income, net	15	52

Income before income taxes and minority interest	2,305	779
Income tax provision	930	327

Income before minority interest	1,375	452
Minority interest in net income of consolidated subsidiary	262	—

Net income	$1,113	$452

Earnings per common share:
Basic	$0.08	$0.02

Diluted	$0.06	$0.02

Weighted average number of common shares outstanding: (as adjusted for a five for two split)
Basic	14,827	18,474

Diluted	15,479	22,397

See Notes to Unaudited Condensed Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2005
(In thousands, except share data)

							Accumulated
	Preferred Stock		Common Stock		Additional		Other
					Paid-In	Deferred	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Compensation	Income	Deficit	Total

Balance, January 1, 2005	—	$—	18,394	$18	$111,912	(1,034)	$43	$(17,457)	$93,482
Comprehensive income:
Net income								452	452
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $22							(32)		(32)

Total comprehensive income									420
Common stock issued upon exercise of stock options			125		170				170
Amortization of deferred compensation						52			52
Tax benefit from exercise of non-qualified stock options					636				636

Balance, March 31, 2005	—	$—	18,519	$18	$112,718	$(982)	$11	$(17,005)	$94,760

See Notes to Unaudited Condensed Consolidated Financial Statements

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,

	2004	2005

Operating activities:
Net income	$1,113	$452
Adjustments to reconcile net income to net cash provided by (used in)operating activities:
Depreciation and amortization	299	575
Provision for doubtful accounts	—	9
Minority interest in net income of consolidated subsidiary	262	—
Amortization of deferred compensation	—	52
Cash provided by (used in) changes in operating assets and liabilities:
Accounts receivable	(49)	221
Inventories	1	—
Income tax refund receivable	929	326
Prepaid programming costs	—	(548)
Other current assets	(69)	(828)
Deposits and other assets	3	(82)
Accounts payable and accrued expenses	(93)	(1,241)
Accrued severance payments	(159)	(20)
Deferred revenue	(420)	20
Customer deposits	—	625
Deferred satellite rent obligations	(17)	(8)

Net cash provided by (used in) operating activities	1,800	(447)

Investing activities — purchases of property, plant and equipment	(430)	(1,668)

Financing activities:
Principal payments on capital lease	(36)	(6)
Proceeds from exercise of stock options	834	170
Proceeds from common stock subscriptions receivable	30	—

Net cash provided by financing activities	828	164

Net increase (decrease) in cash and cash equivalents	2,198	(1,951)
Cash and cash equivalents, beginning of period	7,214	13,105

Cash and cash equivalents, end of period	$9,412	$11,154

Supplemental disclosures of cash flow information:
Income taxes paid	$—	$5

Supplemental disclosures of non-cash investing and financing activities:
Effect of net increase (decrease) in fair value of available-for-sale securities, net of deferred taxes	$1	$(32)

See Notes to Unaudited Condensed Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
NOTE 1 — ORGANIZATION AND BUSINESS

DESCRIPTION OF OPERATIONS
      Outdoor Channel Holdings, Inc. (“Outdoor Channel Holdings,” or collectively with its subsidiaries, the “Company”) was reincorporated under the laws of the State of Delaware on September 14, 2004. Originally Outdoor Channel Holdings was incorporated under the name Global Resources, Inc., an Alaska corporation, and was subsequently re-named Global Outdoors, Inc. In 2003, the name was changed to Outdoor Channel Holdings, Inc. The Company acquired the remaining 17.6% minority interest in The Outdoor Channel, Inc. (“TOC”), which it did not previously hold on September 8, 2004. TOC operates The Outdoor Channel which is a national television network devoted to traditional outdoor activities, such as hunting, fishing and shooting sports, as well as off road motor sports and other related lifestyle programming.
      Our revenues include advertising fees from advertisements aired on The Outdoor Channel, including fees paid by outside producers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel, and from advertisements in “Gold Prospectors & Treasure Hunters in the Great Outdoors” magazine; subscriber fees paid by cable and satellite service providers that air The Outdoor Channel; membership fees from members in both LDMA-AU, Inc. (“Lost Dutchman’s”) and Gold Prospector’s Association of America, LLC (“GPAA”) and other income including products and services related to gold prospecting, gold expositions, expeditions and outings.
      Other business activities consist of the promotion and sale of a gold mining expedition to our Cripple River property located near Nome, Alaska, and the sale of memberships in Lost Dutchman’s which entitle members to engage in gold prospecting on our Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon, and South Carolina properties. We have signed an agreement with another organization for the mutual use of other properties.
NOTE 2 — UNAUDITED INTERIM FINANCIAL STATEMENTS
      In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 2005 and its results of operations and cash flows for the three months ended March 31, 2004 and 2005. Information included in the consolidated balance sheet, as of December 31, 2004 has been derived from, and certain terms used herein are defined in the audited financial statements of the Company as of December 31, 2004 included elsewhere in this registration statement. Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the other information included elsewhere in this registration statement.
      The results of the Company’s operations for the three months ended March 31, 2005 are not necessarily indicative of the results of operations for the full year ending December 31, 2005.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the dates of the condensed consolidated balance sheets and reported amount of revenues and expenses for the periods presented. Accordingly, actual results could materially differ from those estimates.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
NOTE 3 — EARNINGS PER SHARE
      Effective September 15, 2004 the Company effected a 5-for-2 split of its common stock in connection with its reincorporation in Delaware. All share and per share data has been adjusted where appropriate to reflect this stock split. In addition, the par value of the Company’s common stock was changed from $0.02 to $0.001 per share.
      The Company has presented “basic” and “diluted” earnings per common share in the accompanying unaudited condensed consolidated statements of operations in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares of the Company and TOC, prior to the acquisition of the remaining minority interest in TOC, were issued during the period if any such issuances have a dilutive effect.
      The computation of diluted earnings per share takes into account the effects on the weighted average number of common shares outstanding of the assumed exercise of all of the outstanding stock options of Outdoor Channel Holdings for the three months ended March 31, 2004 and 2005 and TOC for the three months ended March 31, 2004, adjusted for the application of the treasury stock method. The computation of diluted earnings per share for the three months ended March 31, 2004 also takes into account the reduction in net income applicable to common stock attributable to the minority interest (approximately 17.5% to 33.1%) in the net income of TOC that results from the assumed exercise of all of TOC’s outstanding stock options. The number of shares potentially issuable by the Company at March 31, 2005 upon the exercise of stock options that were not included in the computation of net earnings per common share because they were anti-dilutive totaled 25. All of the options of the Company and TOC outstanding as of March 31, 2004 were included in the computation of diluted earnings per share.
      The following table summarizes the calculation of net income and the weighted average common shares outstanding for basic and diluted earnings per share for the three months ended March 31, 2004 and 2005:

	Three Months Ended
	March 31,

	2004	2005

Numerators:
Net income — basic	$1,113	$452
Deduct increase in minority interest attributable to assumed exercise of dilutive stock options of The Outdoor Channel	(225)	—

Net income — diluted	$888	$452

Denominators:
Weighted average common shares outstanding — basic	14,827	18,474
Dilutive effect of potentially issuable common shares upon exercise of stock options of the Company as adjusted for the application of the treasury stock method	652	3,923

Diluted weighted average common shares outstanding	15,479	22,397

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
NOTE 4 — PRO FORMA EFFECTS OF STOCK OPTIONS
      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), provides for the use of a fair value based method of accounting for employee stock compensation. However, SFAS 123 also allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinions No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock, if such amounts differ materially. The Company has elected to continue to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is required by SFAS 123 and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” to provide pro forma disclosures of net income and earnings per share as if a fair value based method of accounting had been applied.
      The Company’s historical net income and earnings per common share and pro forma net income and earnings per common share assuming compensation cost had been determined for the three months ended March 31, 2004 and 2005 based on the fair value at the grant date for all awards by the Company using the Black-Scholes option pricing model consistent with the provisions of SFAS 123, and amortized ratably or over the vesting period, are set forth below:

	Three Months
	Ended March 31,

	2004	2005

Net income:
As reported	$1,113	$452
Add: stock-based compensation expense included in net income	—	—
Deduct: Stock-based employee compensation expense assuming a fair value based method had been used for all awards, net of tax effects	(456)	(397)

Pro forma	$657	$55

Basic earnings per share:
As reported	$0.08	$0.02
Pro forma	$0.04	$0.00
Diluted earnings per common share:
As reported	$0.06	$0.02
Pro forma	$0.03	$0.00
      The fair value of each option granted by the Company in the three months ended March 31, 2004 (no options were granted for the three months ended March 31, 2005) was estimated on the date of grant

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
NOTE 4 — PRO FORMA EFFECTS OF STOCK OPTIONS (concluded)
using the Black-Scholes option pricing model, assuming no expected dividends with the following assumptions:

	Three Months Ended
	March 31, 2004

Risk-free interest rate	4%
Expected dividends	0%
Expected life of the option	10	years
Volatility factor	79%
      As a result of amendments to SFAS 123, the Company will be required to charge the fair value of employee stock options as of the date of grant to expense over the vesting period beginning with its fiscal quarter ending March 31, 2006.
NOTE 5 — EQUITY TRANSACTIONS

ISSUANCES OF COMMON STOCK BY THE COMPANY
      During the three months ended March 31, 2005, the Company received cash proceeds of approximately $170 from the exercise of options for the purchase of 125 shares of common stock.

STOCK OPTION PLANS
      Descriptions of Outdoor Channel Holdings’ and TOC’s stock option plans are included in Note 9 of the Company’s audited consolidated financial statements, included elsewhere in this registration statement, for the year ended December 31, 2004. A summary of the status of the options granted under Outdoor Channel Holdings’ stock option plans and outside of those plans as of March 31, 2005 and the changes in options outstanding during the three months then ended is presented in the table that follows:

	As of March 31, 2005

		Weighted Average
	Shares	Exercise Price

Outstanding at beginning of period	5,630	$4.12
Options granted	—	—
Options exercised	(125)	1.36
Options canceled or expired	(3)	6.14

Options outstanding at end of period	5,502	$4.18

NOTE 6 — RELATED PARTY TRANSACTIONS
      The Company is leasing its administrative facilities from Musk Ox Properties, LP, which in turn is owned by Messrs. Perry T. Massie and Thomas H. Massie, principal stockholders and officers of the Company. The lease agreements currently require monthly rent payments aggregating to approximately $21. These lease agreements expire on December 31, 2005. Rent expense paid to Musk Ox Properties, LP totaled approximately $61 and $63 in the three months ended March 31, 2004 and 2005, respectively.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
NOTE 7 — SEGMENT INFORMATION
      Pursuant to the Provisions of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” (“SFAS 131”), the Company reports segment information in the same format as reviewed by the Company’s Chief Operating Decision Maker (the “CODM”). The Company segregates its business activities into TOC and the Membership Division.
      TOC is a separate business activity that broadcasts television programming 24 hours a day, seven days a week. TOC generates revenue from advertising fees (which include fees paid by outside producers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel) and subscriber fees.
      Lost Dutchman’s and GPAA membership sales and related activities are reported in the Membership Division. The Membership Division also includes magazine sales, the sale of products and services related to gold prospecting, gold expositions, expeditions and outings.
      Information with respect to these reportable segments as of and for the three months ended March 31, 2004 and 2005 follows:

		Income (Loss)
		Before Income			Additions to
		Taxes and		Depreciation	Property,
As of and For the		Minority	Total	and	Plant and
Three Months Ended	Revenues	Interest	Assets	Amortization	Improvements

March 31, 2004
TOC	$7,894	$2,407	$15,756	$213	$311
Membership Division	1,326	148	6,071	86	119

Subtotal of Segments	9,220	2,555	21,827	299	430
Corporate*	—	(250)	—	—	—

Totals	$9,220	$2,305	$21,827	$299	$430

March 31, 2005
TOC	$8,757	$1,272	$21,797	$361	$1,511
Membership Division	1,304	59	4,979	78	157

Subtotal of Segments	10,061	1,331	26,776	439	1,668
Corporate*	—	(552)	73,520	136	—

Totals	$10,061	$779	$100,296	$575	$1,668

      Intersegment sales amounted to approximately $149 in both of the three months ended March 31, 2004 and 2005.

*	The Company captures corporate overhead that is applicable to both segments, but not directly related to operations in a separate business unit, as “Corporate.” The expenses allocated to corporate consisted primarily of: professional fees including public relations, accounting and legal fees, taxes associated with being incorporated in Delaware, board fees, and other corporate fees not associated with either TOC or the Membership Division.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
NOTE 8 — SUBSEQUENT EVENTS
      On April 25, 2005, the Compensation Committee awarded an officer of the Company three options to buy 100,000 shares of our common stock, each with an exercise price of $14.50 per share. The expiration dates and vesting periods for the grants are summarized below:

Shares Granted	Expiration Date	Vesting

100,000	April 25, 2011	20% on April 25, 2006 and 20% per annum thereafter
100,000	April 25, 2012	20% on April 25, 2007 and 20% per annum thereafter
100,000	April 25, 2013	20% on April 25, 2008 and 20% per annum thereafter

300,000

      Effective April 21, 2005, the Company adopted an Executive Annual Cash Bonus Plan (the “Bonus Plan”). The Bonus Plan is designed to increase stockholder Value through effective use of cash awards. The Bonus Plan serves as a vehicle for retaining executives of the Company and sustaining exceptional performance, and is an important component of the Company’s overall competitive compensation package. The participants in this Bonus Plan shall be those senior executive officers of the Company who have been designated as participants with respect to each fiscal year of the Company by the Compensation Committee of the Company’s Board of Directors in its sole and absolute discretion. The Bonus Plan shall reward the eligible participants for performance against yearly performance objectives, as well as against the Company’s performance. The amount of any bonus payable under the Bonus Plan, and the timing of such bonus payment, shall be as determined by the Compensation Committee in its sole and absolute discretion.
* * *

Broaden Your Horizons! Bring The Outdoors Home... Outdoor Channel Holdings, INC. The Outdoor Channel Outdoor Channel 2HD Gold Prospectors Assn. of America GPAA Lost Dutchman’s Mining Association

5,815,700 Shares
Common Stock

PROSPECTUS

                        , 2005
Bear, Stearns & Co. Inc.
Sole Book-Running Manager
A.G. Edwards
Jefferies & Company, Inc.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.     Other Expenses of Issuance and Distribution
      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

Registration fee	$11,753
NASD filing fee	9,930
The Nasdaq National Market fee	15,000
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	150,000
Legal fees and expenses	350,000
Accounting fees and expenses	50,000
Transfer agent and registrar fees	10,000
Miscellaneous fees and expenses	148,317

Total	$750,000

Item 15.     Indemnification of Directors and Officers
      Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
      Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation), or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe is or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.
      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      Our certificate of incorporation and bylaws, each as incorporated herein by reference, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under the DGCL. We also maintain director and officer liability insurance. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.
      The Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.
Item 16.     Exhibits and Financial Statement Schedules

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
2.1	Amended and Restated Agreement and Plan of Merger among The Outdoor Channel, Inc., Outdoor Channel Holdings, Inc. and Gold Prospector’s Association of America, Inc. dated as of April 20, 2004, as amended and restated as of May 12, 2004 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 18, 2004 and incorporated herein by reference)
2.2	Agreement and Plan of Merger between Outdoor Channel Holdings, Inc., a Delaware corporation, and Outdoor Channel Holdings, Inc., an Alaska corporation, dated as of September 8, 2004 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)
3.1	Certificate of Incorporation of Outdoor Channel Holdings, Inc, a Delaware corporation (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)
3.2	By-Laws of Outdoor Channel Holdings, Inc., a Delaware corporation (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)
4.1	Instruments defining the rights of security holders, including debentures (see Exhibits 3.1 and 3.2 above)
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP regarding the validity of our common stock*
23.1	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)*
23.2	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (previously filed)

*	To be filed by amendment.
Item 17.     Undertakings
      The undersigned registrant hereby undertakes the following:

(1)	The undersigned registrant hereby undertakes, that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange act of 1934) that is incorporated by reference in the registration shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Temecula, State of California, on June 14, 2005.

Outdoor Channel Holdings, Inc.

By:	/s/ William A. Owen

William A. Owen

Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Perry T. Massie		Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	June 14, 2005

/s/ William A. Owen William A. Owen		Chief Financial Officer and Controller (Principal Financial and Accounting Officer)	June 14, 2005

* Thomas H. Massie		Executive Vice President, Secretary and Vice Chairman of the Board	June 14, 2005

* Jerry R. Berglund		Director	June 14, 2005

* David C. Merritt		Director	June 14, 2005

* Ray V. Miller		Director	June 14, 2005

* Elizabeth J. Sanderson		Director	June 14, 2005

* T. Bahnson Stanley		Director	June 14, 2005

* By:	/s/ William A. Owen William A. Owen Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
2.1	Amended and Restated Agreement and Plan of Merger among The Outdoor Channel, Inc., Outdoor Channel Holdings, Inc. and Gold Prospector’s Association of America, Inc. dated as of April 20, 2004, as amended and restated as of May 12, 2004 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 18, 2004 and incorporated herein by reference)
2.2	Agreement and Plan of Merger between Outdoor Channel Holdings, Inc., a Delaware corporation, and Outdoor Channel Holdings, Inc., an Alaska corporation, dated as of September 8, 2004 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)
3.1	Certificate of Incorporation of Outdoor Channel Holdings, Inc, a Delaware corporation (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)
3.2	By-Laws of Outdoor Channel Holdings, Inc., a Delaware corporation (filed as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 20, 2004 and incorporated herein by reference)
4.1	Instruments defining the rights of security holders, including debentures (see Exhibits 3.1 and 3.2 above)
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP regarding the validity of our common stock*
23.1	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)*
23.2	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (previously filed)

*	To be filed by amendment.